UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

WIND RIVER SYSTEMS, INC.

(Name of Subject Company)

WIND RIVER SYSTEMS, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Kenneth R. Klein

President and Chief Executive Officer

500 Wind River Way

Alameda, California 94501

(510) 748-4100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Aaron J. Alter, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Item 1.	Subject Company Information

(a) Name and Address.

The name of the subject company is Wind River Systems, Inc., a Delaware corporation (“Wind River” or the “Company”). The address of the Company’s principal executive offices is 500 Wind River Way, Alameda, California 94501, and the telephone number of the Company’s principal executive offices is (510) 748-4100.

(b) Securities.

The title of the class of equity securities to which this Schedule 14D-9 (this “Statement”) relates is the common stock, $0.001 par value per share, of the Company (the “Common Stock,” and also referred to as, the “Shares”). As of May 31, 2009, there were 76,892,405 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person

(a) Name and Address.

The filing person is the Company. The name, business address and business telephone number of the Company are set forth in Item 1 above.

(b) Tender Offer.

This Statement relates to the tender offer by APC II Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Intel Corporation, a Delaware corporation (“Intel” or “Parent”), to purchase all outstanding Shares, including the associated rights to purchase shares of the Company’s Series A Junior Participating Preferred Stock (the “Rights”) issued pursuant to the Amended and Restated Rights Agreement (as defined below), at a price of $11.50 per Share in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated herein by reference.

The Offer is described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on June 11, 2009. The Offer was commenced on June 11, 2009 and expires at 12:00 Midnight, New York City time on July 9, 2009, unless it is extended in accordance with its terms. The Offer is conditioned on, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer (as it may be extended and re-extended pursuant to the Merger Agreement) that number of Shares equal to 50% of the then outstanding Shares on a fully diluted basis (including all Shares potentially issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights (excluding the Rights), including the Company RSUs (as defined below), in each case, which are convertible or exercisable prior to October 31, 2009 (the “Outside Date,” provided, however, that the “Outside Date” is subject to extension until January 29, 2010 under certain circumstances described in the Merger Agreement), but excluding the sum of all Shares subject to the Tender and Support Agreement (as described below) (the “Subject Shares”) plus the Subject Shares, and (ii) termination or expiration of the waiting period (and any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and expiration, termination or obtainment of the foreign antitrust and similar regulatory waiting periods, clearances, consents or approvals under the German Act against Restraints on Competition, the Restrictive Trade Practices Laws 5748-1998 of Israel or any other applicable material consents or approvals of any governmental authority. Pursuant to the Merger Agreement, the Company has granted Parent and Purchaser an irrevocable Top-Up Option (as defined below) as described in Item 8(d). If the Parent or Purchaser acquires or controls at least 90% of the Shares, Parent would be obligated to effect a short-form merger as described in Item 8(e).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated June 4, 2009 (the “Merger Agreement”), by and among the Company, Purchaser and Parent. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”) and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount per share equal to the Offer Price (or any other per Share price paid in the Offer) without interest and less any required withholding taxes (other than Shares that are held by (i) Purchaser, Parent, the Company or any of their respective subsidiaries, which will be cancelled and cease to exist or (ii) stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly owned subsidiary of Parent (the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and incorporated herein by reference.

The Schedule TO states that the address of the principal executive offices of each of Parent and Purchaser is 2200 Mission College Boulevard, Santa Clara, California 95052-8119.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement, in the Information Statement (as defined below) or otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers and Directors of the Company.

Certain executive officers and directors of the Company have interests in the Offer and the Merger, which are described below and in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder (the “Information Statement”) that is attached as Annex A to this Statement and incorporated herein by reference, and which may present them with certain potential conflicts of interest.

The Company’s directors and executive officers have entered into, or participate in, as applicable, the various agreements and arrangements discussed below and in the Information Statement. The Board was aware of such agreements and arrangements and any actual or potential conflicts of interest and considered them along with other matters described below in Item 4 in making its recommendation.

In the case of each plan or agreement discussed below or in the Information Statement to which the term “change in control” applies, the consummation of the Offer would constitute a change in control.

Employment Agreements

Kenneth R. Klein, President and Chief Executive Officer

The Company entered into an employment agreement with Kenneth R. Klein, the Company’s Chairman, President and Chief Executive Officer, on November 5, 2003 (as amended on October 16, 2008 and January 30, 2009, the “CEO Agreement”). The CEO Agreement will be superseded by a new employment agreement for Mr. Klein, as described below, upon the Acceptance Date (as defined in the Merger Agreement). Under the terms of the CEO Agreement, Mr. Klein was initially entitled to receive an annualized base salary of $450,000 and an annualized bonus for on-plan performance, as determined by the compensation committee of the Board (the “Compensation Committee”). The Compensation Committee reviews his base salary and determines the criteria for his cash bonus on an annual basis. For fiscal 2009 and 2010, the Compensation Committee set Mr. Klein’s base salary at $682,500 and his cash bonus target percentage at 81% of his annual base salary. Further, under the terms of the CEO Agreement, in the event Mr. Klein’s employment is terminated other than for Cause (as defined in the CEO Agreement) or if he resigns his employment with Good Reason (as defined in the CEO Agreement) within 12 months of a Change of Control (as defined in the CEO Agreement), Mr. Klein would be entitled to (i) an amount equal to 12 months of his base salary as of his termination date plus an amount equal to 100% of his actual bonus for the fiscal year prior to the fiscal year in which the termination occurs, (ii) reimbursement of the cost of continued health insurance coverage, if elected, for a period of 24 months after termination, and (iii) 100% accelerated vesting and exercisability of all equity awards with respect to the Common Stock. Mr. Klein is also eligible to participate in the Company’s Executive Officer Change of Control Incentive Plan, which is described below. Mr. Klein must enter into a release of claims with the Company before he is entitled to receive such benefits and such benefits may be rescinded under certain circumstances if Mr. Klein engages in certain activities that are competitive with the Company within a period of 24 months following his termination of employment.

The new employment agreement for Mr. Klein, which will become effective upon the Acceptance Date, provides for him to serve as President of the Company for a two year period of employment following the Acceptance Date. The Company will pay Mr. Klein a base salary of $500,000 and he will be eligible to receive an incentive bonus, based on performance objectives for each relevant installment period, subject to a certain stipulated minimum amount payable in four equal installments.

Mr. Klein will no longer be eligible to participate in certain change of control and severance plans sponsored by the Company. Equity awards outstanding as of the Acceptance Date, except certain performance share awards, will be accelerated by a period of two years and will otherwise continue vesting at the prior rate of vesting. Outstanding performance share awards will have revised vesting terms and will vest going forward based on Mr. Klein’s projected period of employment.

Mr. Klein will be eligible to receive a lump sum retention bonus if he continues his employment with the Company through the one-year anniversary of the Acceptance Date and meets certain performance goals (the “First Klein Retention Date”). The first retention bonus can be up to $2,000,000. Mr. Klein will also be eligible to receive a lump sum retention bonus if he continues his employment with the Company through the two-year anniversary of the Acceptance Date and meets certain performance goals (the “Second Klein Retention Date”). The second retention bonus can be up to $3,000,000.

If Mr. Klein is terminated during the two-year period following the Acceptance Date as a result of an Involuntary Termination (as defined in Mr. Klein’s employment agreement) or if he resigns his employment for Good Reason (as defined in Mr. Klein’s employment agreement), Mr. Klein, subject to signing and not revoking a full release of claims in favor of the Company, will receive: (i) an amount equal to the base salary actually paid to Mr. Klein for the 18-month period prior to his severance date (which amount will not be less than a certain prescribed amount), (ii) the difference between (x) 150% of the target bonus for the fiscal year in which the termination occurs and (y) any amount of the bonus already received by Mr. Klein during the fiscal year in which the termination occurs on account of such fiscal year (e.g., quarterly bonus amounts already paid), (iii) an amount equal to the actual bonus paid for the fiscal year prior to the fiscal year in which the termination occurs, pro-rated according to the number of months Mr. Klein is employed by the Company during the year in which the termination occurs, (iv) reimbursement for up to 18 months for premiums related to continued group health coverage under COBRA, (v) full vesting as to any awards outstanding as of the Acceptance Date that remain outstanding on his severance date, and (vi) either the first retention bonus if Mr. Klein’s termination occurs prior to the First Klein Retention Date, determined based on the actual achievement of the applicable performance goals and pro-rated on based on how long Mr. Klein has worked prior to the First Klein Retention Date, or the second retention bonus if Mr. Klein’s termination occurs after the First Klein Retention Date, but prior to the Second Klein Retention Date, determined based on the actual achievement of the applicable performance goals and pro-rated based on how long Mr. Klein has worked after the First Klein Retention Date. Mr. Klein is subject to certain confidentiality, privacy, invention assignment, and non-solicitation provisions following any termination of employment.

The foregoing summary of Mr. Klein’s new employment agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the employment agreement attached as Exhibit (e)(6) hereto and incorporated herein by reference.

The Company, Parent and Kenneth R. Klein entered into a Non-Competition Agreement on June 4, 2009 (the “Non-Compete”), which will become effective upon the Acceptance Date. The Non-Compete provides that for a period of three years from Mr. Klein’s termination of employment with the Company for any reason (the “Restricted Period”), Mr. Klein shall not directly or indirectly engage or participate in the development of any technologies, products or services relating to the operating systems, middleware and software development tools for use in or with non-enterprise products (whether as an employee, agent, consultant, advisor, independent contractor, proprietor, principal, partner, stockholder, trustee, officer or director) or have an ownership or financial interest (except for ownership of a de minimus amount of any publicly held entity or privately-held entity) in any person engaged in the Company’s Business (as defined in the Non-Compete), anywhere in the world in which the Company is currently engaged in business or otherwise proposing to or targeting to distribute, license or sell its products, services or technologies. Furthermore, Mr. Klein shall not, directly or indirectly, solicit or take any action designed to induce an employee to terminate such employee’s relationship with the Company or engage in any competitive behavior described above for the Restricted Period.

Ian R. Halifax, Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary

The Company entered into an offer letter with Ian Halifax, the Company’s Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary, on January 30, 2007 (as amended on October 16, 2008, the “CFO Offer”). The CFO Offer will be superseded by the new employment agreement for Mr. Halifax, as described below, upon the Acceptance Date. For fiscal 2009 and fiscal 2010, the Compensation Committee set Mr. Halifax’s base salary at $400,000 and his cash bonus target percentage at 50% of his annual base salary. Under the terms of the CFO Offer, if on or after a change of control of the Company, Mr. Halifax remains employed by the Company or an acquiror of the Company for a period of time of up to six months as designated by the acquiror, or his employment is terminated without Cause (as defined in the CFO Offer) during such period of time, or he voluntarily terminates his employment for Good Reason (as defined in the CFO Offer), then he would be entitled to 12 months base salary plus 100% of his actual bonus for the prior fiscal year, reimbursement of health insurance costs for 24 months and accelerated vesting of all of his equity awards. Mr. Halifax is also eligible to participate in the Company’s Executive Officers’ Change of Control Incentive Plan and the Company’s Vice-Presidents’ Severance Benefit Plan, as amended, which are described below. Mr. Halifax must enter into a release of claims with the Company before he is entitled to receive such benefits and such benefits may be rescinded under certain circumstances if Mr. Halifax engages in certain activities that are competitive with the Company within a period of 24 months following his termination of employment.

The new employment agreement for Mr. Halifax, which will become effective upon the Acceptance Date, provides for a one year period of employment following the Acceptance Date during which time he will render transition services to the Company. The Company will pay Mr. Halifax a base salary of $400,000 and he will be eligible to receive an annual incentive bonus payable in two installments based on performance objectives for each relevant installment period.

Mr. Halifax will no longer be eligible to participate in certain change of control and severance plans sponsored by the Company. Equity awards outstanding as of the Acceptance Date, including certain nonplan stock option grants, will be accelerated by a period of one year and will otherwise continue vesting at the prior rate of vesting.

Mr. Halifax will be eligible to receive a lump sum retention bonus if he continues his employment with the Company through the six-month anniversary of the Acceptance Date (the “First Halifax Retention Date”). The first retention bonus is equal to 12 months’ base salary as in effect on such date, plus an amount equal to the actual bonus Mr. Halifax received in the prior fiscal year, and his equity awards that were outstanding as of the Acceptance Date that remain outstanding will fully vest.

Mr. Halifax will also be eligible to receive a second retention bonus if he is employed by the Company through the one-year anniversary of the Acceptance Date or on the earlier successful completion of a transition period as determined by the Company or Parent (the “Second Halifax Retention Date”). The second retention bonus is payable in a lump sum and is equal to a cash payment in the amount of the base salary earned by Mr. Halifax from the Acceptance Date through the Second Halifax Retention Date plus an amount equal to $200,000, which will be pro-rated to the extent Mr. Halifax has not been employed for a full year on the Second Halifax Retention Date.

If Mr. Halifax is terminated before the First Halifax Retention Date as a result of an Involuntary Termination (as defined in Mr. Halifax’s employment agreement) or if he resigns his employment for Good Reason (as defined in Mr. Halifax’s employment agreement), Mr. Halifax, subject to signing and not revoking a full release of claims in favor of the Company, will receive (i) the first retention bonus, (ii) the total annual incentive bonus for the year in which termination occurs, which will be pro-rated based on how long Mr. Halifax has worked in the year of termination, and (iii) reimbursement for up to 18 months for premiums related to continued group health coverage under COBRA.

If Mr. Halifax is terminated after the First Halifax Retention Date, but before the Second Halifax Retention Date, as a result of an Involuntary Termination (as defined in Mr. Halifax’s employment agreement) or if he resigns his employment for Good Reason (as defined in Mr. Halifax’s employment agreement), Mr. Halifax, subject to signing and not revoking a full release of claims in favor of the Company, will receive (i) a cash payment equal to the amount of the base salary earned by Mr. Halifax since the Acceptance Date through the date of severance, (ii) the total annual incentive bonus for the year in which termination occurs minus any bonus actually paid, which will be pro-rated based on how long Mr. Halifax has worked in the year of termination, and (iii) the second retention bonus, pro-rated based on how long Mr. Halifax has worked following the First Halifax Retention Date. Mr. Halifax is subject to certain confidentiality, privacy, invention assignment, and non-solicitation provisions following any termination of employment.

The foregoing summary of Mr. Halifax’s employment agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the employment agreement attached as Exhibit (e)(10) hereto and incorporated herein by reference.

Executive Officers’ Change of Control Incentive and Severance Benefit Plan

In November 1995, the Compensation Committee adopted the Executive Officers’ Change of Control Incentive and Severance Benefit Plan (as amended and restated on January 30, 2009, the “Change of Control Plan”) to provide an incentive to the Company’s officers with the title of Vice President or above in the event of certain change of control transactions, and severance benefits in the event of certain terminations of employment within 12 months of the change of control. In October 2008, the Change of Control Plan was amended primarily (i) to bring the plan into compliance with Section 409A and (ii) to address the treatment of outstanding restricted stock units under the plan in a manner consistent with the treatment of outstanding stock options under the plan. In January 2009, the Change of Control Plan was further amended to replace certain golden parachute excise tax gross-up provisions with “best results” golden parachute excise tax provisions.

Under the terms of the Merger Agreement, the Company to the extent permitted by applicable law shall amend the Change of Control Plan effective immediately prior to the Acceptance Date to provide that (a) from and after the first date on which any particular Share is accepted for payment and paid for pursuant to the Offer, no compensation will be payable, and no benefits will be triggered under such plan, in connection with the termination of employment of any participant for “good reason,” “constructive termination” or any term of similar import, (b) no provision of such plan shall result in the acceleration of vesting, exercisability or settlement of any stock option, restricted stock unit or other equity based award that is not outstanding at the Effective Time, (c) commissions and management bonus payments be in the definition of “compensation” used to calculate benefits payable under such plan, and (d) until the first anniversary of the Effective Time, Parent may not, and may not cause the Surviving Company to, terminate the Change of Control Plan or to amend such plan to reduce the benefits payable or potentially payable to eligible employees employed at the Effective Time under the terms of such plan in effect as of immediately prior to the Effective Time.

However, until the Change of Control Plan is amended pursuant to the Merger Agreement or if the transactions contemplated by the Merger Agreement are not completed, the current Change of Control Plan controls in the event of a change of control. Upon the occurrence of a change of control, all eligible officers will receive acceleration of vesting for all equity awards that otherwise would have vested within one year of the date of the change of control. In addition, as mentioned above, Messrs. Klein and Halifax are no longer eligible to participate in the Change of Control Plan, effective as of the Acceptance Date.

If an eligible officer is terminated without Cause or voluntarily terminates with Good Reason (as each term is defined in the Change of Control Plan) within 12 months after a change of control, the officer will receive continuing compensation and targeted bonus amounts for a benefit period of 12 months after termination (18 months in the case of the Chief Executive Officer), a bonus in respect of the year of termination equal to a pro-rated amount of the officer’s prior year bonus, reimbursement of health insurance costs for a benefit period of 12 months (18 months in the case of the Chief Executive Officer), and accelerated vesting of equity awards that otherwise would vest within one year of the date of termination.

In the event that any benefits payable to an officer pursuant to the plan constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code or would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the officer’s benefits shall be either delivered in full or delivered as to such lesser extent which would result in no portion of such benefits being subject to such tax provisions, whichever of the foregoing amounts results in the receipt by the officer of the greatest amount of benefits on an after-tax basis.

Any benefits payable to an eligible officer under the Change of Control Plan are offset, to the maximum extent permitted by law, by any severance benefits payable by the Company to such officer under any other arrangement covering the individual.

Vice Presidents’ Severance Benefit Plan

In May 2001, the Compensation Committee adopted the Vice Presidents’ Severance Benefit Plan (as amended, the “Severance Plan”) to provide for the payment of severance benefits to certain eligible employees whose employment with the Company is involuntarily terminated. In October 2008, the Compensation Committee approved certain amendments to the Severance Plan primarily to bring the plan into compliance with Section 409A.

Under the terms of the Merger Agreement, the Company to the extent permitted by applicable law shall amend the Severance Plan effective immediately prior to the Acceptance Date to provide that (a) from and after the first date on which any particular Share is accepted for payment and paid for pursuant to the Offer, no compensation will be payable, and no benefits will be triggered under such plan, in connection with the termination of employment of any participant for “good reason,” “constructive termination” or any term of similar import, and (b) no provision of such plan shall result in the acceleration of vesting, exercisability or settlement of any stock option, restricted stock unit or other equity based award that is not outstanding at the Effective Time.

However, until the Severance Plan is amended pursuant to the Merger Agreement or if the transactions contemplated by the Merger Agreement are not completed, the current Severance Plan controls in the event of a change of control. Eligible employees under the Severance Plan are vice president level or above. However, the Chairman of the Board and the Chief Executive Officer are not eligible to participate in the Severance Plan, and as mentioned above, Mr. Halifax is no longer eligible to participate in the Severance Plan effective as of the

Acceptance Date. Employees who are eligible for benefits under the Change of Control Plan are not eligible under the Severance Plan, with the result that the Severance Plan shall have no eligible employees for a period of 12 months following a “Change of Control” as such term is defined in the Change of Control Plan. The Severance Plan provides that the Company will (i) make a cash lump sum payment equal to 26 weeks of base salary and (ii) pay the first six months COBRA continuation coverage premium on behalf of the employee, if the employee elects COBRA continuation coverage. All other non-health benefits will terminate as of the employee’s termination date.

In order to receive benefits, an employee must execute a general waiver and release, as well as a non-competition agreement where applicable. Additionally, no employee is eligible for benefits under the Severance Plan if the employee is involuntarily terminated for reasons related to job performance or if the employee voluntarily terminates his or her employment, including by resignation, retirement or failure to return from a leave of absence as scheduled. An employee who has executed an individually negotiated employment contract or agreement with the Company relating to severance benefits that is in effect on his or her termination date is not eligible for benefits under the Severance Plan, except to the extent additional benefits are available under the Severance Plan that are not provided in his or her individually negotiated agreement.

Potential Payments upon Involuntary Termination without Cause after Change of Control

The following table sets forth the approximate payments and/or benefits that would be owed to each of the Company’s named executive officers upon involuntary termination of employment without Cause after a change of control, assuming that the Change of Control Plan and Severance Plan are amended as required by the Merger Agreement and the triggering event took place on May 31, 2009, at the Offer Price of $11.50 per share of Common Stock. Because of the arrangements set forth in their new employment agreements as described above, information with respect to Messrs. Klein and Halifax is not presented. The figures below include, among other payments and benefits, the dollar value of projected pre-tax proceeds upon exercise of the accelerated portion of vested, in-the-money stock options and the accelerated portion of restricted stock units, on May 31, 2009 and assuming 24 months acceleration of all outstanding equity awards granted to Messrs. Artt, Bruggeman and Mainz in connection with their involuntary termination without Cause following a Change of Control (as such terms are defined in the Executive Officers’ Change of Control Incentive and Severance Benefit Plan).

Damian G. Artt	$1,914,564
John J. Bruggeman	$1,494,722
Barry R. Mainz	$1,558,563
Total	$4,967,849

Cash Consideration Payable Pursuant to the Offer

Cash Consideration for Shares: If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of May 31, 2009, the Company’s directors and executive officers owned 8,636,560 Shares in the aggregate (excluding options to purchase Shares, Company RSUs and performance shares). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers would receive an aggregate of $99,320,440 in cash.

Cash Consideration for Options: As of May 31, 2009, the Company’s directors and executive officers held options to purchase 7,378,865 Shares in the aggregate, 6,353,489 of which were vested and exercisable as of that date, with exercise prices ranging from $2.98 to $43.25 and an aggregate weighted average exercise price of $10.73 per Share. Pursuant to, and as described further in, the Merger Agreement, each outstanding option to purchase Common Stock held by an employee (who remains an employee of the Company or is retained as an employee by Parent or any of its subsidiaries) (a “Continuing Option”) will be assumed by Parent and subject to the same terms and conditions of such option immediately prior to Parent’s assumption, except that the option will be exercisable for a proportionate number of shares of common stock of Parent (“Parent Common Stock”) and the options exercise price shall be adjusted accordingly. An option shall not be considered a Continuing Option if the option is subject to the laws of a non-U.S. jurisdiction and Parent determines the option may not be converted into a Continuing Option under certain circumstances set forth in the Merger Agreement.

Each outstanding option to purchase Common Stock that is not a Continuing Option shall in each case be cancelled at the Effective Time and shall be converted automatically into the right to receive, as soon as practicable after the Effective Time, an amount in cash as described in the Merger Agreement. As a result, based on the number of options to purchase shares held on May 31, 2009, if all options are cashed out, the executive officers and directors would be entitled to receive a payment of $11,187,950 in the aggregate for all options held by such executive officers and directors (net of the applicable exercise price and not considering any acceleration of vesting in connection with the change of control).

Cash Consideration for RSUs and Performance Shares: As of May 31, 2009, the Company’s directors and executive officers held outstanding restricted stock units and/or performance shares covering 1,513,925 Shares in the aggregate. Under the terms of, and as further described in, the Merger Agreement, each outstanding restricted stock unit or performance share (such restricted stock units and performance shares, the “Company RSUs”) that is then outstanding, unvested and held by an employee (who remains an employee of the Company or is retained as an employee by Parent or any of its subsidiary) (a “Continuing RSU”) will be assumed by Parent and subject to the same terms and conditions of such Company RSU prior to Parent’s assumption, except that such Company RSU will cover a proportionate number of shares of Parent’s Common Stock. A Company RSU shall not be considered a Continuing RSU if the Company RSU is subject to the laws of a non-U.S. jurisdiction and Parent determines the Company RSU may not be converted into a Continuing RSU under certain circumstances set forth in the Merger Agreement.

Each Company RSU (or any portion thereof) that vests and becomes settlable by its terms at the Effective Time will not be assumed but will instead be converted into the right to receive, in exchange for the cancellation of such Company RSU (or portion thereof), an amount in cash, without interest, equal to the Offer Price multiplied by the number of shares of Common Stock subject to such Company RSU (or settlable portion thereof) immediately prior to the Effective Time. Additionally, by virtue of the Merger and without any action on the part of the Company, Parent, Purchaser or the holders of Company RSUs, each Company RSU that is outstanding prior to the Effective Time and not assumed by Parent shall be cancelled at the Effective Time and converted into cash as described in the Merger Agreement. In addition, upon a change of control, the grants to non-employee directors pursuant to the automatic grant provisions of the 2005 Equity Incentive Plan will immediately vest in full. Therefore, the 108,000 Company RSUs granted on April 1, 2009 to the non-employee directors will accelerate on the Acceptance Date.

Indemnification; Insurance

Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) provides that directors shall, to the full extent not prohibited by the DGCL, as the same exists or may hereafter be amended, not be liable to the Company or its stockholders for monetary damages for breach of his or her fiduciary duty as a director. The Company’s Bylaws provides for the indemnification of officers and directors to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the Company may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the Company shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company, (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the DGCL or any other applicable law or (iv) such indemnification is otherwise required to be made under the Bylaws. The Company has entered into indemnification agreements with each of its current directors and executive officers in the form attached hereto as Exhibit (e)(13).

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification and insurance coverage as provided in the Merger Agreement. For additional information regarding these arrangements, see the summary of the Merger Agreement contained in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

(b) Arrangements with Purchaser and Parent

The Merger Agreement and Tender and Support Agreement

The summaries of the Merger Agreement and the Tender and Support Agreements with Parent, Purchaser and certain of the Company’s stockholders (the “Stockholders”), dated June 4, 2009 (the “Tender and Support Agreement”) contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summaries and descriptions are qualified in their entirety by reference to the Merger Agreement and the Tender and Support Agreement.

Item 4.	The Solicitation or Recommendation

(a) The Board’s Recommendation

At a meeting held on June 3, 2009, the Board of Directors of the Company (the “Board”), by unanimous vote of all of its directors, (i) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) are advisable and are fair to and in the best interests of the Company’s stockholders, (ii) approved and adopted the Merger Agreement, the Tender and Support Agreement, and the transactions contemplated thereby (including the Offer and the Merger), which approvals constituted approval under Section 203 of the DGCL and the First Amendment (as defined below), and (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A letter to stockholders communicating the recommendation of the Board and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(2)(i) and (a)(2)(iii) hereto, respectively, and are incorporated herein by reference.

(b) Background and Reasons for the Board’s Recommendation

Background of the Offer

As part of the ongoing management and oversight of Wind River’s business, the Board and management regularly discuss and evaluate the strategic direction, long-term goals, performance and prospects of the Company. In the course of these discussions, the Board and senior management have reviewed various strategic alternatives involving possible business combinations or other commercial transactions that could complement and enhance Wind River’s competitive strengths and market position, and regularly reviewed Wind River’s prospects as an independent company. In this regard, the senior management of Wind River from time to time communicated informally with, and was approached by, representatives of other companies whose businesses relate to, or who are otherwise interested in, the software industry regarding industry and market trends, strategic direction and the potential benefits of possible business combinations or other commercial transactions.

Wind River and Intel sell complementary products and services and have worked together in various capacities over the years. The companies have had a long-standing relationship focused primarily on the Intel Embedded Computing Group, in which Wind River has made its products operable with Intel Architecture and XScale family of processors. This collaboration has been on-going for more than a decade and across various functions within the organizations, including engineering, marketing and sales. Since 2007, Wind River has been engaged in a number of other initiatives with Intel, including developing a new In-Vehicle Infotainment platform with joint customers, developing support for Mobile Internet Devices in collaboration with Intel’s Ultra Mobility Group, and, more recently, pursuing a multi-party initiative around Moblin, an open source project to develop operating system software for mobile devices. Both Intel and Wind River view the relationship between the two companies as strategic.

In late 2007 and early 2008, in connection with discussions relating to a commercial transaction, representatives of Wind River and Intel communicated several times by telephone and in person to discuss a potential equity investment by Intel in Wind River, with such discussions being placed on hold in April 2008. The possibility of an acquisition of Wind River by Intel was not discussed during the course of these discussions.

On November 12, 2008 and on December 9, 2008, Kenneth Klein, Wind River’s Chief Executive Officer, President and Chairman of the Board, met with Renee James, Vice President and General Manager of Intel’s Software and Services Group, to discuss potential strategic commercial opportunities between Wind River and Intel.

In November 2008, Ian Halifax, Wind River’s Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary, engaged in strategic discussions and attended a meeting with senior executives of Company A. The discussions focused on strategic interests and the potential for a strategic transaction with Company A, including specific rationale and structuring alternatives for a strategic transaction. These contacts continued through March 2009, during which period Wind River’s senior management engaged in several telephonic conversations with representatives of Company A to discuss a possible strategic transaction, although no formal offer ever materialized.

On January 28, 2009, Mr. Klein met with Ms. James in San Francisco and they were joined by Paul Otellini, President and Chief Executive Officer of Intel, at which time they discussed a potential acquisition of Wind River by Intel.

On February 3, 2009, Arvind Sodhani, Executive Vice President of Intel and President of Intel Capital, telephoned Mr. Klein, expressing an interest in potentially pursuing an acquisition of Wind River. Following this conversation, representatives of Intel negotiated a mutual confidentiality agreement with Wind River’s in-house counsel and outside legal counsel, Wilson Sonsini Goodrich & Rosati (“Wilson Sonsini”).

In February 2009, Mr. Klein contacted Goldman, Sachs & Co. (“Goldman Sachs”), with which Wind River had an investment banking relationship, to discuss hiring Goldman Sachs as Wind River’s financial advisor for a potential strategic transaction.

On February 10, 2009, the Board convened telephonically with representatives from Goldman Sachs and Wilson Sonsini to discuss a potential transaction with Intel. Mr. Klein reviewed the discussions with representatives of Intel to date. The Board, Wind River’s senior management and representatives of Goldman Sachs and Wilson Sonsini discussed Intel’s potential interest in Wind River in light of the then-current mergers and acquisitions market backdrop; Wind River’s products and services; public trading comparables; and reviews of potential strategic partners. After the representatives of Goldman Sachs departed the call, the Board reviewed the draft engagement letter of Goldman Sachs, approved the terms of the letter, and discussed potential strategic alternatives to an acquisition of Wind River by Intel. The Board ultimately agreed to authorize management to continue discussions with Intel.

On February 11, 2009, Wind River entered into the mutual confidentiality agreement with Intel.

On February 12, 2009, Wind River entered into the previously approved engagement letter with Goldman Sachs to act as its exclusive financial advisor in connection with the possible sale of all or a portion of Wind River’s assets or outstanding stock.

On February 17, 2009, an initial telephonic meeting was held between senior management of Wind River and representatives of Intel, during which Intel commenced its preliminary due diligence investigation of Wind River. Then, on February 19, 2009, a due diligence session was held at the offices of Wilson Sonsini in San Francisco, California, with members of Wind River’s management, along with representatives of Wilson Sonsini and Goldman Sachs, and a number of representatives of Intel, to provide Intel with a business and financial overview of Wind River. During the remainder of February 2009, Intel’s representatives requested and were provided with additional information from Wind River responsive to Intel’s business, financial and legal due diligence requests.

On February 24, 2009, Mr. Klein and other members of the Company’s senior management, along with representatives of Goldman Sachs, met with Mr. Sodhani, Ms. James and other representatives of Intel to discuss the visions of both companies and strategic aspects of a possible acquisition of Wind River by Intel.

On February 26, 2009, Mr. Klein and a representative of Goldman Sachs engaged in separate telephone conferences with each of Mr. Sodhani and another representative of Intel, respectively, to discuss Intel’s preliminary valuation of Wind River which was based on the results of its due diligence review and evaluation to date, and subject to further diligence. Wind River and Intel had differing views on the value of Wind River. Mr. Klein acknowledged Intel’s interest in acquiring Wind River, but informed Intel that the preliminary valuation by Intel could prevent Wind River from moving forward with a potential acquisition by Intel.

Also throughout February 2009, Mr. Klein, other representatives of senior management of Wind River, and representatives of Goldman Sachs, were instructed by the Board to contact several potential strategic partners. These representatives made contact with several such companies. While these contacts continued into March 2009, no meaningful acquisition proposals resulted.

On March 3, 2009, Mr. Klein and Ms. James of Intel had a telephone conversation to follow up on the conversations of the week before and in which Ms. James conveyed the continued interest of Intel in an acquisition. They then discussed the need to work on determining the potential synergies in a combination of Wind River and Intel.

On March 11, 2009, Mr. Klein and Ms. James discussed telephonically a revised offer that Intel planned to send to Wind River the following day but did not discuss price.

On the evening of March 12, 2009, Mr. Sodhani of Intel sent a letter addressed to Messrs. Klein and Harvey Jones, the lead independent director on the Board, in which Intel stated that it was prepared to acquire the Company at a price per share of $8.50 in cash (a premium of approximately 31% over the closing price of Wind River’s shares on Nasdaq of $6.51 on that day). The letter stated that the offer would remain open until the close of business on March 19, 2009. Management and members of the Board discussed the proposal in a number of telephonic conversations and other communications throughout the course of the next few days. The consensus of management and the Board was that Wind River was worth more to Intel and to its stockholders than the $8.50 per share price proposed by Intel.

On March 14, 2009, a representative of each of Goldman Sachs and Intel spoke on the telephone to further discuss a possible acquisition of Wind River, including discussions on price, and the fact that Wind River was not interested in continuing discussions with Intel based on the price offered in the Intel letter of March 12, 2009.

During March and April 2009, members of Wind River’s senior management, along with representatives from Goldman Sachs, met with members of management of Company B to discuss potential opportunities for strategic transactions. Throughout the month, representatives of Goldman Sachs engaged in several additional calls with representatives of Company B regarding potential strategic transactions, culminating in a representative of Company B indicating to representatives of Goldman Sachs that Company B was not interested in acquiring all of Wind River, but would consider acquiring a portion of Wind River’s business.

During March and April 2009, members of Wind River’s senior management, along with representatives of Goldman Sachs, also met with senior management of a handful of other industry participants to discuss market trends and potential strategic transactions between Wind River and these other companies. However, Wind River did not receive any indication of interest for a strategic acquisition as a result of these contacts.

On March 26, 2009, at a regularly scheduled meeting of the Board, attended by representatives of Wilson Sonsini and Goldman Sachs, the members of the Board and Wind River’s senior management received an update from Goldman Sachs with respect to the sale process and market perspectives. The Board discussed the financial and strategic aspects of a possible transaction with certain of the companies with which Wind River had discussions to that point, and the fiduciary duties of the Board in evaluating these alternatives and related matters.

On April 14, 2009, representatives of Credit Suisse, a financial advisor acting on behalf of Intel, contacted Mr. Jones, the lead independent director of Wind River, to discuss the re-engagement of Wind River with respect to a potential acquisition by Intel. Mr. Jones relayed this information to Mr. Klein and representatives from Goldman Sachs.

Shortly thereafter, Mr. Klein communicated to the other members of the Board the content of the discussion between Credit Suisse and Mr. Jones. The Board determined that representatives from Goldman Sachs should engage Credit Suisse in a discussion about the financial and strategic aspects of a potential acquisition of Wind River by Intel.

On April 21, 2009, representatives of Goldman Sachs met with representatives of Credit Suisse to discuss a potential acquisition of Wind River by Intel, including a discussion regarding valuation, as well as the rationale for entering into such a transaction. In this meeting, Credit Suisse expressed Intel’s desire to consummate a transaction.

On April 22, 2009, a representative of Goldman Sachs engaged in a telephonic conversation with a representative of Credit Suisse to follow up on certain points and issues raised during the prior day’s meeting.

On April 29, 2009, Mr. Klein met with Ms. James of Intel to re-commence discussions regarding a potential acquisition of Wind River. The parties also spoke on May 4, 2009, to discuss Intel’s interest in pursuing an acquisition.

In the early evening of May 7, 2009, Intel sent a letter to Mr. Klein whereby Intel offered to acquire all the shares of Wind River at a price of $11.00 per share, which represented a 54% premium to the closing price of $7.12 per share on May 7, 2009. The letter stated that Intel’s offer was subject to certain conditions, including Wind River entering into an exclusivity agreement with Intel prior to any further negotiations. Intel indicated that the offer would be open only until the close of business on May 14, 2009. Later in the evening, Mr. Klein engaged in a telephonic conversation with Ms. James regarding the May 7, 2009 letter, including the details of the offer and proposals for moving forward.

The Board then convened a special telephonic meeting during the morning of Friday, May 8, 2009, with Mr. Klein leading a discussion of the status of the Company’s core business and the Company’s current, historical and projected financial condition. Messrs. Klein and Halifax reviewed several strategic alternatives for the Board’s consideration, including: a stand-alone strategy by Wind River; an accretive acquisition strategy; a possible combination with Intel; and possible combinations with other prospective acquirors. Mr. Klein then presented several possible scenarios regarding Wind River’s financial position and stock performance in connection with the various strategic alternatives discussed, including a stand-alone strategy. Mr. Klein then led the Board in a discussion of the specific terms of Intel’s offer. Representatives of Goldman Sachs and Wilson Sonsini provided advice on and analyses of the offer and the Board’s fiduciary duties in responding to it, respectively. After deliberation and discussion, the Board unanimously determined that it would be prepared to discuss the sale of Wind River at a price of $12.50 per share in cash.

After the Board meeting, on May 8, 2009, Mr. Halifax sent a letter to Mr. Sodhani at Intel declining Intel’s offer of $11.00 per share, but indicating that Wind River would be willing to engage with Intel in an all cash transaction at a purchase price of $12.50 per share. Also in the letter, Mr. Halifax requested a response from Intel by the end of the day in anticipation of a Board call later that evening.

On May 8, 2009, Mr. Klein spoke with Ms. James, and Mr. Halifax spoke with Mr. Sodhani, respectively, concerning the possible acquisition, including a discussion of price, other operational aspects of a transaction between Intel and Wind River and potential communications to customers and strategic partners were a transaction to be announced.

By the early evening of May 8, 2009, Intel responded to Wind River’s counter offer with a letter to Mr. Klein from Mr. Sodhani reaffirming Intel’s offer price of $11.00 and the other transaction terms set forth in the Intel letter of May 7, 2009. The letter also indicated that Intel would be flexible with respect to the type of consideration in the transaction, offering all cash, all Intel stock or a combination of the two.

On the evening of May 8, 2009, the Board held a telephonic meeting to discuss the Intel offer. Representatives of Wilson Sonsini and Goldman Sachs were present at the meeting. The Board discussed issues relating to how the current proposal compared to a stand-alone strategy by Wind River and other possible alternatives, as well as the likelihood of an alternative proposal. In order to better assess the proposal, the Board requested that management and Goldman Sachs present additional analysis at the next meeting of the Board, which was scheduled for the evening of May 11, 2009.

On May 11, 2009, at a special meeting of the Board held in person, Mr. Klein updated the Board on the negotiations with Intel on the terms of the potential acquisition. A discussion then ensued among the Board, Wind River’s senior management and representatives of Wilson Sonsini and Goldman Sachs regarding Goldman Sachs’ financial analysis of the proposed transaction, as well as the status of contacts with, and feedback from, various other possible strategic partners. The Board then discussed whether negotiations with Intel should continue, and if so, whether to enter into an exclusivity agreement with Intel; a review of the financial community’s expectations of Wind River’s stock performance; the upcoming earnings release and expected financial results for the quarter and the year; future stock price analysis under various scenarios; and other matters. Then, a representative of Wilson Sonsini gave a detailed presentation of the Board’s fiduciary duties in light of the proposal by Intel of a strategic acquisition, and other considerations. After much deliberation and discussion, the Board authorized management and Goldman Sachs to make a counter offer to Intel in the amount of no less than $11.50 per share, in an all cash transaction, and to indicate to Intel the Company’s willingness to enter into an exclusivity agreement with Intel at that price.

Later in the evening of May 11, 2009, a representative of Goldman Sachs called Mr. Sodhani and indicated that Wind River would not go forward with the transaction as proposed by Intel, but would pursue a transaction with Intel at $11.50 per share.

On May 12, 2009, representatives of Intel confirmed in a telephonic conversation with representatives of Goldman Sachs the willingness of Intel to accept Wind River’s proposal to acquire Wind River at a purchase price of $11.50 per share and confirmed that Wind River would enter into an exclusivity agreement. After substantial negotiations, the parties executed an exclusivity agreement on May 14, 2009 with an exclusive period through 11:59 p.m. on May 30, 2009, subject to automatic extensions of 24 hours at a time, unless one party notified the other that it wished to terminate the exclusivity agreement rather than grant an additional 24-hour extension. Wind River and Intel re-engaged on due diligence regarding the proposed acquisition.

Between May 14, 2009 and June 3, 2009, Intel continued its due diligence investigation of Wind River. A due diligence session was conducted on Saturday, May 16, 2009, at the San Francisco offices of Morrison & Foerster LLP (“Morrison & Foerster”), Intel’s legal counsel. Numerous business, financial, legal, technical, communications and other presentations occurred in the following two and a half weeks, mostly at the San Francisco offices of Morrison & Foerster or telephonically, involving the management teams of Wind River and of Intel. Representatives of Goldman Sachs, Credit Suisse, Wilson Sonsini and Morrison & Foerster and other advisors and accountants of each side also participated in various of these meetings.

On the night of May 20, 2009, Morrison & Foerster sent the first draft of the Merger Agreement to Wilson Sonsini. Over the course of the next several days, Wilson Sonsini discussed the Merger Agreement with Wind River and its other advisors and prepared a response. Among other matters, Wind River focused on certainty of closing, Intel’s regulatory commitment to the transaction, the “fiduciary-out” standards proposed in the Merger Agreement in the event of any superior bids, and the ability of Wind River’s management to run the business effectively in the period between signing definitive documents and consummating the proposed transaction.

Over the next several days, Wilson Sonsini and Morrison & Foerster exchanged written drafts of the Merger Agreement. On May 28, 2009 and over the following days, attorneys from each of Intel, Morrison & Foerster, Wind River and Wilson Sonsini had various calls to discuss a number of the provisions of the Merger Agreement, including those issues considered by Wind River to be the material open issues, such as certain tender offer conditions, fiduciary termination rights, certain representations, regulatory matters, interim covenants and other matters.

Various telephonic conversations continued among the parties over May 29 and 30, 2009, regarding the terms of the Merger Agreement, due diligence and other transaction issues.

On May 30, 2009, at a special telephonic meeting of the Board, Messrs. Klein and Halifax, and representatives of Wilson Sonsini and Goldman Sachs, provided the Board with an update on the status of the proposed transaction with Intel and reviewed in detail with the Board the material terms and conditions in the Merger Agreement still to be negotiated and resolved with Intel. The Board carefully weighed the interests of Wind River and its Company’s stockholders with respect to the matters discussed. A representative of Wilson Sonsini then reviewed with the Board once again its fiduciary duties.

From May 31, 2009 through June 1, 2009, Wilson Sonsini and Morrison & Foerster exchanged drafts of the Merger Agreement and continued to negotiate open issues, while Intel and its advisers continued their due diligence on the Company.

On June 2, 2009, the Board convened telephonically to discuss the outstanding issues in the proposed transaction with Intel. Messrs. Klein and Halifax, and representatives of Wilson Sonsini and Goldman Sachs, updated the Board on the status of the negotiations of the Merger Agreement and the remaining open issues. Representatives from Wilson Sonsini then discussed the importance of the Board retaining the ability to respond to unsolicited competing offers post-signing of any definitive agreement with Intel. Mr. Klein then presented to the Board the projected timeline for resolving the issues and entering into the Merger Agreement, which was targeted for the end of business the next day.

By the middle of the afternoon on June 3, 2009, Morrison & Foerster distributed a further revised draft of the Merger Agreement that reflected the issues that had been negotiated over the prior few days.

Later in the afternoon on June 3, 2009, the Compensation Committee of the Board met telephonically to discuss certain facets of the transaction related to retention matters. Immediately thereafter, the Board convened telephonically to consider the proposed transaction with Intel. Representatives of Goldman Sachs presented its financial analysis of the proposed transaction to the Board. Representatives of Wilson Sonsini made a presentation concerning the fiduciary duties of the Board with respect to a sale of Wind River and then described in detail the principal terms of the proposed Merger Agreement, including the status of negotiations of the material issues that had been previously identified to the Board. This discussion had a particular focus on the terms of the transaction that impacted the certainty of closing once the offer had been launched, including the “market-out” condition to closing the offer that had been negotiated, involving a specified drop in the Standard & Poor’s 500 index over a specified measurement period prior to the close of the offer. Goldman Sachs delivered to the Board an oral opinion, which opinion was subsequently confirmed in writing as of June 4, 2009, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth therein, the terms of the Offer, including the cash price of $11.50 for each share of Common Stock to be received by the holders of the outstanding shares of Common Stock pursuant to the Merger Agreement, was fair from a financial point of view to Wind River’s stockholders. The full text of the written opinion of Goldman Sachs dated June 4, 2009, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with such opinion, is attached as Annex B hereto. After considering the proposed terms of the Merger Agreement and the various presentations of its legal and financial advisors, and taking into consideration the factors described under “Reasons for the Board’s Recommendation,” the Board unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Wind River’s stockholders, and adopted and approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and recommend that the stockholders of Wind River accept the Offer. As part of the meeting, the Compensation Committee then convened separately to pass upon certain matters related to the transaction.

In the early morning of June 4, 2009, Wind River and Intel each executed the definitive Merger Agreement. Concurrently, Intel, Mr. Klein, Jerry Fiddler and related entities and Narendra Gupta and related entities each executed the Tender and Support Agreement. In addition, Messrs. Klein and Halifax each executed new employment agreements with Intel and Wind River and, in the case of Mr. Klein, a non-competition agreement with Intel and Wind River. Shortly thereafter and before the opening of the market, Wind River and Intel issued a joint press release announcing the execution of the Merger Agreement and the related transactions.

Reasons for the Board’s Recommendation

In approving the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board consulted with its financial and legal advisors and with senior management of the Company and considered a number of positive and negative factors including, but not limited to, the following:

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The Company’s Operating and Financial Condition; Prospects of the Company. The Board considered the current and historical financial condition, results of operations, business and prospects of the Company, as well as the Company’s financial plan and prospects, if the Company were to remain an independent company and the potential impact on the trading price of the Shares (which is not feasible to quantify numerically). The Board also discussed the Company’s current business plan, including the risks associated with achieving and executing upon the Company’s business plan, the uncertainty of being able to sustain long-term growth in revenues as a stand-alone company, the impact of general economic market trends on the Company’s sales, as well as general market risks that could reduce the market price of the Shares. The Board also discussed the potential benefits of an acquisition by Parent, including the potential increase in the Company’s revenues, ability to sell highly-differentiated products to Parent’s customer base, and creating compelling sales propositions by combining the Company’s global services and support with Parent’s technology investment, employee base, global sales force and brand.

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Strategic Alternatives. The Board considered the possible alternatives to the acquisition by Parent (including the possibility of being acquired in whole or in part by another entity or continuing to operate the Company as an independent entity, and the desirability and perceived risks of those alternatives), the range of potential benefits to the Company’s stockholders of these alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, as well as the Board’s assessment that none of these alternatives were reasonably likely to present superior opportunities for the Company to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks.

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Transaction Financial Terms; Premium to Market Price. The Board considered that the Offer Price to be paid in cash for each Share would provide stockholders with the opportunity to receive a significant premium over the current and historical market price of the Shares. The Board reviewed the historical market prices, volatility and trading information with respect to the Shares, including the fact that the Offer Price represented (a) a premium of approximately 43.8% over the $8.00 closing price per Share on the Nasdaq Global Select Market on June 3, 2009, the last full trading day prior to the Board’s meeting to approve the Merger Agreement, (b) a premium of approximately 55.4% over $7.40, the one month average closing price per Share prior to the date of the Board’s meeting to approve the Merger Agreement, (c) a premium of approximately 65% over $6.97, the three month average closing price per Share prior to the date of the Board’s meeting to approve the Merger Agreement, and (d) a premium of approximately 51.1% over $7.61, the six month average closing price per Share prior to the date of the Board’s meeting to approve the Merger Agreement.

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Cash Consideration; Certainty of Value. The Board considered the form of consideration to be paid to the stockholders in the Offer and the Merger and the certainty of the value of cash consideration compared to stock or other forms of consideration, as well as the fact that Parent’s proposal was not subject to obtaining any outside financing.

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Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement (including in relation to the anticipated timing of any potential transaction with any other entity), and the structure of the transaction as a cash tender offer for all outstanding Shares, which should allow stockholders who tender their Shares in the Offer to receive the Offer Price in a relatively short time frame, followed by the Merger in which the remaining stockholders (other than the Company, Parent and their subsidiaries) will receive the same consideration as received by those stockholders who tendered their Shares in the Offer. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

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Business Reputation of Parent. The Board considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner. The Board also considered the impact of the Offer and the Merger on the Company’s and its subsidiaries’ employees, business partners, customers and others having dealings with them.

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Opinion of the Company’s Financial Advisor. The Board considered the financial analyses and the oral opinion of Goldman Sachs, which opinion was subsequently confirmed in writing as of June 4, 2009, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $11.50 per Share in cash to be paid to the holders of the Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated June 4, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. For a further discussion of Goldman Sachs’ opinion, see “(d) Opinion of the Company’s Financial Advisor” below.

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The Merger Agreement. The Board considered the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and the termination fee payable by the Company thereunder. These provisions included:

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Required Representations and Warranties. The Board considered that the required representations and warranties were, in general, more detailed than typical for a transaction of this size and nature. The Board also discussed that some representations were qualified by materiality standards, some by knowledge and others by material adverse effect standards.

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Ability to Respond to Certain Unsolicited Takeover Proposals. While the Company is prohibited from soliciting, initiating, knowingly encouraging or knowingly facilitating any Acquisition Proposal (as defined in the Merger Agreement) or the making thereof, entering into, continuing or otherwise participating in any discussions or negotiations regarding, or furnishing any information to, or otherwise cooperating in any way with, any third party with respect to any Acquisition Proposal or waiving, terminating, modifying or failing to enforce any provision of any contractual “standstill” or similar obligation of any person other than Parent or its affiliates, the Merger Agreement does permit the Board, prior to the Acceptance Date, in response to an unsolicited, bona fide written Acquisition Proposal that the Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) is or is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement), to (x) furnish information (previously or concurrently provided to Parent) regarding the Company and its subsidiaries to the person making such Acquisition Proposal (and its representatives) pursuant to a confidentiality agreement not less restrictive to such person than the Confidentiality Agreement is to Parent, and (y) participate in discussions or negotiations with the person making such Acquisition Proposal (and its representatives) regarding such Acquisition Proposal, subject to certain procedural requirements and other terms of the Merger Agreement (including that the Company shall have notified the Parent in writing at least three business days prior to taking such action that it intends to take such action and the basis for such action).

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Change in Recommendation. Prior to the Acceptance Date, in the event the Company receives an Acquisition Proposal that the Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes an unsolicited Superior Proposal made after the date of the Merger Agreement, the Board may make a Change in Recommendation (as defined in the Merger Agreement), if the Board determines in good faith (after consultation with its outside legal counsel) that such Change in Recommendation is necessary to comply with its fiduciary duties under applicable law. Subject to compliance with the terms of the Merger Agreement and certain procedural requirements (including a five business day period of good faith negotiations with Parent to amend the terms of the Merger Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Superior Proposal no longer is a Superior Proposal).

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Termination Right to Accept Superior Proposals. Prior to the Acceptance Date, in the event the Company receives an Acquisition Proposal that the Board determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes a Superior Proposal, the Board may cause the Company to terminate the Merger Agreement and concurrently with such termination enter into an agreement with the party making such Acquisition Proposal if the Board has concluded in good faith, after consultation with its outside legal counsel, that, in light of the receipt of such Superior Proposal, such termination is necessary to comply with its fiduciary duties under applicable law, subject to compliance with the terms of the Merger Agreement and certain procedural requirements (including a five business day period of good faith negotiations with Parent to amend the terms of the Merger Agreement in such a manner that the Acquisition Proposal that was determined to constitute a Superior Proposal no longer is a Superior Proposal) and simultaneous payment of a termination fee of $30,000,000 in cash. Notwithstanding the foregoing, if the Superior Proposal involves consideration that includes equity securities or other securities convertible into equity securities and the per Share cash consideration, if any, is less than the Offer Price, the Company may not terminate the Merger Agreement as described in the previous sentence until after the fifth business day following the day after the fortieth business day following the commencement of the Offer on which there shall not be in effect any law or interpretation or position of the SEC which requires the Offer to remain open.

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Termination Fee; Expenses. The Board also discussed that certain termination provisions (including such provision described above) in the Merger Agreement provide that, in connection with the termination of the Merger Agreement under specified circumstances, the Company may be required to (i) pay to Parent a termination fee of $30,000,000 and/or (ii) reimburse Parent for up to $4,000,000 in transaction expenses. The Board was of the view that the payment of the termination fee and/or reimbursement of transaction expenses was comparable to termination and reimbursement fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into or intended to enter into a more favorable transaction.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Board considered the likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Parent’s obligations to accept for payment and pay for the Shares tendered pursuant to the Offer, including (i) satisfaction of the Minimum Condition, (ii) absence of a decline in the Standard & Poor’s 500 Stock Index below 737 over certain measurement periods ranging from five to ten days prior to the expiration of the Offer, (iii) the absence of certain pending or threatened legal action by a governmental authority immediately prior to the expiration of the Offer and (iv) the expiration, termination or receipt of any applicable waiting periods, clearances, consents or approvals of any government authority, prior to the expiration of the Offer. The Board also considered that the consummation of the Offer and the Merger was not contingent on Parent’s ability to secure financing commitments.

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Material Adverse Effect. The Board considered the provisions in the Merger Agreement that would permit Parent to elect not to consummate the Offer if there occurs and is continuing as of or otherwise arising before the expiration of the Offer any event, condition, circumstance, development, state of facts, change or effect, individually or in the aggregate, that is or would reasonably be expected to have a “Material Adverse Effect” on the Company, including the definition of “Material Adverse Effect” and the exclusions therefrom contained in the Merger Agreement.

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Extension of Offer Period. The Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser would have the ability to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived and in some instances would be required to extend the Offer, including:

•	for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer;

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for two consecutive ten business day periods beyond the original expiration date of the Offer if, at the time of such scheduled expiration, all of the Offer Conditions, other than the Minimum Condition, are satisfied;

•	for such period of time up to ten business days from the date of notice to the Company regarding inaccuracies in the Company’s representations or breach of the Company’s covenants in the Merger Agreement to the extent necessary to provide the Company a ten business day period to attempt to cure such inaccuracies or breaches if they are reasonably curable; provided, that, Purchaser is only required to extend the Offer one time for such a cure period; or

•

(A) for any period of time, if all of the Offer Conditions, other than the Minimum Condition and the receipt of required governmental approvals with respect to the Offer and the Merger, are satisfied for such period of time as is necessary to obtain such governmental consents and (B) for one ten business day period after receipt of all required governmental approvals with respect to the Offer and the Merger, if all other Offer Conditions, other than the Minimum Condition, are satisfied.

In no event will these extension provisions extend the Offer beyond the Outside Date; provided, however, that the Outside Date is subject to extension under certain circumstances described in the Merger Agreement.

•	Arrangements with Directors and Officers. The Board also considered the matters related to the Company’s directors and executive officers described above in Item 3 of this Schedule 14D-9.

•	Risks of the Transaction. In the course of its deliberations, the Board also considered a variety of risks and other countervailing factors related to entering into the Merger Agreement, including:

•

the fact that the nature of the Offer and the Merger as a cash transaction means that the stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company;

•

the fact that the offer is subject to market risks given that a condition to Parent’s obligation to accept the Shares is the absence of a decline in the Standard & Poor’s 500 Stock Index below 737 over certain measurement periods ranging from five to ten days prior to the expiration of the Offer;

•

the potential impact of the interim operating covenants applicable to the Company prior to the close of the transaction whereby the Company agreed that it will carry on its business only in the ordinary course of business consistent with past practice and in compliance in all material respects with all applicable laws (as defined in the Merger Agreement), and, subject to specified exceptions, will not take certain actions without the prior written consent of Parent (not to be unreasonably withheld or delayed);

•

the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, executive officers and other employees will have expended extensive time and effort, the Company will have incurred significant transaction costs, and the perception of the Company’s continuing business could potentially result in a loss of customers, business partners and employees and the Company may have to pay Parent up to $30,000,000 in termination fees and/or up to $4,000,000 in expense reimbursements;

•	that certain conditions delay the Company’s ability to accept an Equity Consideration Acquisition Proposal;

•

the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customer and strategic relationships, operating results, stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel;

•

the amount of time it could take to complete the Offer and the Merger, including the risk that the necessary regulatory approvals or clearances in the United States, Israel and Germany to complete the Offer or the Merger may not be obtained or that governmental authorities listed above could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;

•	the all-cash consideration to be received by the stockholders who are U.S. persons in the Offer and the Merger would be taxable to such stockholders for U.S. federal income tax purposes; and

•	the impact of the Offer and the Merger on the Company’s non-executive employees.

The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors. In arriving at their respective recommendations, the directors of the Company were aware of the interests of executive officers and directors of Company as described under Item 3 hereof.

Projections Prepared by Management of Wind River

In connection with its analysis of the potential acquisition by Intel, management of the Company in May 2009 prepared internal forecasts of Wind River’s financial performance for the two fiscal years of 2010 and 2011. These financial forecasts are summarized below, with actual results for fiscal years 2008 and 2009 and forecasted estimated results for fiscal years 2010 and 2011:

Wind River Management Projections

(unaudited, non-GAAP, amounts in millions of dollars, except for EPS)

	2008A	2009A	2010E	2011E
Revenues	$329	$360	$342	$380
Pro Forma Net Income(1)	29	47	33	36
Pro Forma EPS(1)(2)	0.33	0.58	0.43	0.47

(1)	Pro forma financial information excludes the impact from non-cash compensation, in-process research and development, goodwill, restructuring and other non-recurring expenses.

(2)	Earnings per share (“EPS”) is calculated based on an assumed weighted average number of shares outstanding of 88 million shares for the fiscal year 2008, 81 million shares for fiscal year 2009 and 78 million shares for each of fiscal year 2010 and 2011.

In addition, during the due diligence process, the Company used alternative assumptions to develop models that reflected hypothetical financial outcomes. Based on current circumstances, the Company’s management did not consider these hypothetical financial outcomes as likely to occur. These alternative assumptions and financial models were not relied upon by the Board in evaluating the proposed transaction or deciding to enter into the transaction.

The financial forecasts, projections and certain other financial information disclosed or referred to by the Company in this Statement (or any amendment hereto) or otherwise disclosed in the Schedule TO (or any amendment thereto) (other than any financial results that have been disclosed in a report required to be filed with the SEC pursuant to Sections 13 or 15(d) of the Exchange Act) were prepared by the Company for its internal use and not with a view to publication. None of such information was prepared with a view to compliance with (i) published guidelines of the SEC, (ii) the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections or (iii) generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included above, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Such information was based on assumptions concerning the operations and business prospects of the Company and other revenue and operating assumptions. Information and forecasts of this type are forward-looking statements and are based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, including those risks described in the Company’s filings with the SEC under the Exchange

Act, and elsewhere in this Statement (or any amendment hereto) or the Schedule TO (or any amendment thereto). These uncertainties and contingencies are difficult to predict, and many are beyond the ability of any company to control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. The inclusion of such information in this Statement (or any amendment hereto) or the Schedule TO (or any amendment thereto) should not be regarded as an indication that the Company or its affiliates or representatives considered or consider such data to be necessarily predictive of actual future events, and such data should not be relied upon as such. None of the Company or any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information set forth above, and none of them intends to provide any update or revision thereof. See Item 8 “—Cautionary Note Regarding Forward-Looking Statements” of this Statement.

The Company’s stockholders are cautioned not to place undue reliance on the projections included in this Statement.

(c) Intent to Tender

To the Company’s knowledge, all of its directors, executive officers, affiliates or subsidiaries currently intend to tender all shares that are held of record or beneficially owned by such persons pursuant to the Offer, other than shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of Exchange Act. Three of the Company’s directors and the Company’s President and Chief Executive Officer (Jerry Fiddler, Narendra Gupta and Kenneth Klein) have entered into the Tender and Support Agreement, described under Item 3 hereof.

(d) Opinion of the Company’s Financial Advisor

Goldman Sachs rendered its opinion to the Board that, as of June 4, 2009 and based upon and subject to the factors and assumptions set forth therein, the $11.50 per Share in cash to be paid to the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated June 4, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the transaction. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Common Stock should tender such shares in connection with the tender offer or how any holder of Common Stock should vote with respect to the transaction, or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Wind River for the five fiscal years ended January 31, 2009;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Wind River;

•	certain other communications from Wind River to its stockholders; and

•	certain internal financial analyses and forecasts for Wind River prepared by its management (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of Wind River regarding their assessment of the past and current business operations, financial condition, and future prospects of Wind River. In addition, Goldman Sachs reviewed the reported price and trading activity for the Common Stock, compared certain financial and stock market information for Wind River with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the technology industry and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, accounting, tax and other information provided to, discussed with or reviewed by it. In that regard, Goldman Sachs has assumed with Wind River’s consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Wind River. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Wind River or any of its subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs has assumed that the transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion does not address the underlying business decision of Wind River to engage in the transaction, or the relative merits of the transaction as compared to any strategic alternatives that may be available to Wind River. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the opinion, of the $11.50 per Share in cash to be paid to the holders of Common Stock pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transaction, including, without limitation, the fairness of the transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Wind River or Intel; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Wind River or Intel, or class of such persons in connection with the transaction, whether relative to the $11.50 Share in cash to be paid to the holders of Common Stock pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary market and other conditions, as in effect on, and the information made available to it as of the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. The advisory services provided by Goldman Sachs and the opinion expressed in Goldman Sachs’ opinion were provided for the information and assistance of the Board in connection with its consideration of the transactions and Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any Wind River stockholder should tender Common Stock in connection with the tender offer or how any Wind River stockholder should vote with respect to the merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 3, 2009 and is not necessarily indicative of current market conditions.

Historical Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Common Stock for the one-year period ended June 3, 2009. Goldman Sachs analyzed the consideration to be received by holders of Common Stock pursuant to the Merger Agreement in relation to the average closing prices for the 11-trading day, 30-calendar day, 60-calendar day, 90-calendar day and 180-calendar day periods ending June 3, 2009 and the latest twelve months high and low market prices of the Common Stock.

This analysis indicated that the price per share to be paid to Wind River stockholders pursuant to the Merger Agreement represented:

•	a premium of 43.8% based on the closing market price of Wind River Common Stock on June 3, 2009, which was the last trading day prior to the date of the Merger Agreement;

•	a premium of 48.5% based on the average closing price of Wind River Common Stock for the 11-trading day period ended June 3, 2009;

•	a premium of 55.4% based on the average closing price of Wind River Common Stock for the 30-calendar day period ended June 3, 2009;

•	a premium of 59.4% based on the average closing price of Wind River Common Stock for the 60-calendar day period ended June 3, 2009;

•	a premium of 64.9% based on the average closing price of Wind River Common Stock for the 90-calendar day period ended June 3, 2009;

•	a premium of 51.1% based on the average closing price of Wind River Common Stock for the 180-calendar day period ended June 3, 2009;

•	a discount of 10.3% based on the last twelve months high closing price of Wind River Common Stock for the period ending June 3, 2009; and

•	a premium of 100.7% based on the last twelve months low closing price of Wind River Common Stock for the period ending June 3, 2009.

Analysis at Various Prices. Goldman Sachs performed certain analyses, based on (1) projections provided by management of Wind River and (2) based on IBES median estimates and Wall Street research. Goldman Sachs, at the offer price of $11.50 per Share and at the June 3, 2009 closing price of $8.00 per Share, calculated for Wind River the implied total market capitalization and implied enterprise value, the ratio of implied enterprise value to revenues, the ratio of implied enterprise value to EBITDA and the ratio of price to earnings. The following table presents the results of Goldman Sachs’ analysis (dollar amounts in millions, except for price per share):

Wind River
		3-June-09 Closing Price	Offer Price
Price per share		$8.00	$11.50

Implied market capitalization		$644	$947

Implied enterprise value		$477	$779

Implied enterprise value / revenues	CY2009E Street	1.3x	2.2x
	CY2009E Mgmt	1.4x	2.3x
	CY2010E Street	1.2x	2.0x
	CY2010E Mgmt	1.3x	2.1x

Implied enterprise value / EBITDA	CY2009E Street	8.1x	13.2x
	CY2009E Mgmt	9.8x	16.0x
	CY2010E Street	7.6x	12.5x
	CY2010E Mgmt	9.3x	15.1x

Price to earnings ratio	CY2009E Street	14.5x	20.8x
	CY2009E Mgmt	18.2x	26.2x
	CY2010E Street	12.6x	18.2x
	CY2010E Mgmt	17.3x	24.8x

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information, ratios and multiples for Wind River to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the technology industry:

Development & Integration Platform	Product Lifecycle Management / Computer-Aided Design / Computer-Aided Engineering (“PLM/CAD/CAE”)	Semiconductor Intellectual Property (“Semiconductor IP”)
• Citrix Systems, Inc.	• Autodesk, Inc.	• ARM Holdings, plc
• Microsoft Corporation	• Cadence Design Systems, Inc.	• MIPS Technologies, Inc.
• Novell, Inc.	• Dassault Systemes, S.A.	• CEVA, Inc.
• Progress Software Corp.	• Mentor Graphics Corporation	• Rambus, Inc.
• Red Hat Inc.	• MSC Software Corporation	• Tessera Technologies, Inc.
• TIBCO Software, Inc.	• Parametric Technology Corporation
• Synopsys, Inc.

Although none of the selected companies is directly comparable to Wind River, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Wind River.

Goldman Sachs also calculated and compared various financial multiples and ratios based on information it obtained from SEC filings and IBES estimates and/or other Wall Street research. The multiples and ratios of Wind River were calculated using the Wind River closing price on June 3, 2009. The multiples and ratios of Wind River were based on (1) information provided by Wind River’s management and (2) IBES estimates and Wall Street research. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value, which is the market value of common equity plus the book value of debt less cash, as a multiple of estimated calendar years 2009 and 2010 sales; and

•	enterprise value as a multiple of estimated calendar years 2009 and 2010 earnings before interest, taxes and depreciation and amortization, or EBITDA.

The results of these analyses are summarized as follows:

Enterprise Value as a multiple of:	Selected Companies												Wind River
	Development & Integration Platform				PLM/CAD/CAE				Semiconductor IP				Street		Mgmt
	Mean		Median		Mean		Median		Mean		Median
CY2009 Revenue	2.4	x	2.3	x	1.6	x	1.4	x	4.6	x	3.6	x	1.3	x	1.4	x
CY2010 Revenue	2.3	x	2.8	x	1.5	x	1.4	x	5.2	x	3.7	x	1.2	x	1.3	x
CY2009 EBITDA	8.1	x	7.2	x	8.4	x	8.5	x	12.4	x	14.8	x	8.1	x	9.8	x
CY2010 EBITDA	7.6	x	6.9	x	8.1	x	8.5	x	10.2	x	10.2	x	7.6	x	9.3	x

Goldman Sachs also calculated estimated calendar years 2009 and 2010 price/earnings ratios for the selected companies and Wind River. The following table presents the results of this analysis:

Price / Earnings Ratio:	Selected Companies												Wind River
	Development & Integration Platform				PLM/CAD/CAE				Semiconductor IP				Street		Mgmt
	Mean		Median		Mean		Median		Mean		Median
CY2009	17.1	x	13.5	x	17.5	x	16.8	x	20.0	x	21.2	x	14.5	x	18.2	x
CY2010	16.3	x	12.6	x	13.7	x	11.0	x	20.1	x	18.8	x	12.6	x	17.3	x

Goldman Sachs also calculated 2009 estimated price/earnings growth ratio, which is the estimated 2009 price/earnings ratio as a multiple of the five-year earnings per share compound annual growth rate provided by IBES, 2009-2010 estimated revenue growth rate, and 2009 estimated EBIT margin, which is the estimated calendar year 2009 earnings before interest and taxes as a percentage of 2009 median revenue as provided by IBES, for the selected companies and Wind River. The following table presents the results of this analysis:

	Selected Companies												Wind River
	Development & Integration Platform				PLM/CAD/CAE				Semiconductor IP				Street		Mgmt
	Mean		Median		Mean		Median		Mean		Median
5 Year EPS CAGR	13%		12%		12%		12%		21%		23%		20%		20%
CY2009 Price / Earnings / Growth Ratio	1.4	x	1.2	x	2.8	x	1.3	x	1.0	x	1.0	x	0.7	x	0.9	x
CY2009-2010 Revenue Growth Rate	6%		6%		6%		5%		4%		4%		6%		10%
CY2009 EBIT Margin	23%		23%		11%		14%		23%		23%		13%		10%

Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Common Stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings and its assumed price to future earnings per share multiple. For this analysis, Goldman Sachs used the financial information for the Company prepared by Wind River’s management for each of the calendar years 2009, 2010 and 2011 and the median of estimates provided by IBES for each of the calendar years 2009 and 2010. Goldman Sachs calculated the implied present values per share of Common Stock for each of the calendar years 2009, 2010 and 2011 by applying (a) enterprise value to forward EBITDA multiples ranging from 5.0x to 11.0x to estimated EBITDA estimates and (b) price to forward earnings per share multiples ranging from 10.0x to 22.0x to earnings per share estimates, in each case for each of the calendar years 2009, 2010 and 2011, and discounting the 2010 and 2011 values back 7 months and 19 months, respectively, using a discount rate of 12% and assuming $167 million of cash and equivalents. These analyses are summarized in the following table:

Year	Range of Present Value of Share Price (EBITDA Multiple)		Range of Present Value of Share Price (P/E Multiple)
	Mgmt	Street	Mgmt	Street
CY2009	$5.11-$8.70	$5.75-$10.04	$4.40-$9.67	$5.53-$12.16
CY2010	$5.29-$9.14	$5.97-$10.64	$4.34-$9.54	$5.92-$13.02
CY2011	$6.34-$11.44	NA	$5.34-$11.75	NA

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Wind River using Wind River’s management projections. Goldman Sachs calculated indications of net present value of free cash flows for Wind River for the years 2009 through 2014. Goldman Sachs calculated implied prices per share of the Common Stock using illustrative terminal values in the year 2014 based on perpetuity growth rates ranging from 2.0% to 6.0%. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 10% to 14%. This analysis resulted in a range of illustrative implied present values of $6.95 to $15.35 per share of Common Stock. Goldman Sachs also calculated a range of multiples of illustrative terminal values to estimated EBITDA for the fiscal year 2014 based on such perpetuity growth rate and discount rate ranges, which resulted in multiples ranging from 5.0x to 15.7x.

Goldman Sachs also performed a sensitivity analysis to illustrate the effect of different assumptions for changes in annual revenue growth rates and operating margins for Wind River. The sensitivity adjustments to the projected annual revenue growth rates ranged from (3.0%) to 3.0%. The sensitivity adjustments to annual operating margins ranged from (2.0)% to 2.0%. This analysis, assuming a 12% discount rate and a perpetuity growth rate of 4%, resulted in a range of illustrated implied present values of $6.99 to $11.71 of Common Stock and a range of terminal value / fiscal year 2014 EBITDA multiples of 5.3x to 10.7x.

Premia Paid Analysis. Goldman Sachs calculated the median price premia paid relative to the market closing price of the target 1-day, 1-week and 4-weeks prior to the date of the announcement of the transaction, as well as the purchase price as a percentage of the 52-week high market closing price of the target for the period prior to the announcement of the transaction, for all technology transactions over the past five years where the transaction value was disclosed and greater than $100 million. The following table presents the results of this analysis.

Target	Median Deal Price Premia			Purchase Price as % of 52-Week High
	1-Day Prior	1-Week Prior	4-Weeks Prior
All Deals	22.1%	26.2%	28.5%	98.4%
Wind River	43.8%	48.6%	61.5%	89.7%

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Wind River or Intel or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board as to the fairness from a financial point of view of the $11.50 per Share in cash proposed to be paid to the holders of Wind River Common Stock pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Wind River, Intel, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the transaction was determined through arms’-length negotiations between Wind River and Intel and was approved by the Board. Goldman Sachs did not recommend any specific amount of consideration to Wind River or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Board was one of many factors taken into consideration by the Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex B.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Wind River, Intel and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Wind River in connection with, and participated in certain of the negotiations leading to, the transaction contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking and other financial services to Wind River and its affiliates from time to time, including having acted as an agent in an open market share repurchase by the

Company in October 2008. Goldman Sachs also has provided certain investment banking and other financial services to Intel and its affiliates from time to time, including having acted as counterparty with respect to Intel’s accelerated stock buyback in November 2007; and as a private placement agent with respect to a tax-exempt financing by Intel in December 2007. Goldman Sachs also may provide investment banking and other financial services to Wind River, Intel and their respective affiliates in the future. In connection with the above-described services we have received, and may receive in the future, compensation.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transaction. Pursuant to a letter agreement dated February 12, 2009, Wind River engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, Wind River has agreed to pay Goldman Sachs a transaction fee of approximately $9.5 million, the principal portion of which is payable upon consummation of the transaction. In addition, Wind River has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions in the Common Stock have been effected by the Company or, to the best of the Company’s knowledge, by any director, executive officer, affiliate or subsidiary of the Company, except for the (i) issuance of 3,250 Shares to Vincent Rerolle on April 20, 2009 in connection with the vesting of restricted stock units, and withholding of 1,162 Shares issued to Vincent Rerolle to satisfy the tax withholding obligation in connection with the vesting of restricted stock units, and (ii) grant of an option to purchase 15,000 Shares to Jerry Fiddler on April 27, 2009 at an exercise price of $8.14 per share in recognition of the termination of the option previously granted to Mr. Fiddler on April 1, 2008. In addition, as an unintended consequence of the announcement just before market open on June 4, 2009 of the Merger Agreement, certain sales pursuant to Mr. Fiddler’s Rule 10b5-1 trading plan occurred in the early hours of trading after the opening of market. Mr. Fiddler did not intend to sell any shares pursuant to the Rule 10b5-1 plan or otherwise once the Merger Agreement was executed except in connection with the tender offer related to the Merger Agreement. As a result, the administrator of the Rule 10b5-1 plan, at the instruction of Mr. Fiddler, repurchased on the open market an equal number of shares sold from the Rule 10b5-1 plan in order to put the Mr. Fiddler in the same position relative to the holdings of Mr. Fiddler’s shares as before the announcement.

Item 7.	Purposes of the Transaction and Plans or Proposals

(a) Subject Company Negotiations

Except as set forth in this Statement in relation to the Offer, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. As described in the summary of the Merger Agreement contained in the Schedule TO, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

(b) Transactions and Other Matters

Except as set forth in this Statement in relation to the Offer, there is no transaction, resolution of the Board, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8.	Additional Information

(a) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent and Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company’s stockholders.

(b) First Amendment to Amended and Restated Rights Agreement

On June 4, 2009, the Company and American Stock Transfer and Trust Company, as Rights Agent, entered into the First Amendment (the “First Amendment”) to the Amended and Restated Rights Agreement dated as of September 29, 2006 (the “Amended Rights Agreement”), which amends and restates the Rights Agreement between Wind River and the Rights Agent dated as of October 22, 1999. Capitalized terms not defined in following paragraph shall have the meaning set forth in the Amended Rights Plan.

The First Amendment provides that none of (i) the adoption, approval, execution or delivery of the Merger Agreement and the Tender and Support Agreement, (ii) the public announcement of such adoption, approval, execution or delivery, (iii) the making of the Offer, (iv) the acceptance for payment or payment for Shares by Purchaser pursuant to the Offer, or (v) the consummation of the transactions specifically contemplated by the Merger Agreement and the Tender and Support Agreement, each upon the terms and subject to the conditions of the Merger Agreement (the transactions described in clauses (i) through (v) together with any related transaction, the “Exempted Transactions”), will trigger the separation or exercise of the Rights or any adverse event under the Amended Rights Agreement. In particular, none of Parent, Purchaser, Stockholders, nor any of their respective Affiliates or Associates, shall be deemed to be an Acquiring Person or a Beneficial Owner, and none of a Distribution Date, a Shares Acquisition Date, or a Transaction shall be deemed to have occurred, in each case by virtue of or as a result of any Exempted Transaction.

(c) Stockholder Approval

The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger and the filing and recordation of appropriate merger documents as required by the DGCL. According to the Certificate of Incorporation, the Shares are the only securities of the Company which entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

(d) Top-Up Option

Pursuant to, and subject to the limitations in, the Merger Agreement, the Company granted to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at a purchase price per share equal to the Offer Price, that number of shares equal to the lowest number of shares that, when added to the number of shares collectively owned by Parent or Purchaser at the time of such exercise, will constitute one Share more than 90% of the Shares then outstanding. See Section 11 of the Offer to Purchase.

(e) Short-Form Merger

The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise Purchaser acquires or controls the voting power of at least 90% of the Shares, Parent would be obligated in the Merger Agreement (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. Even if Parent and Purchaser do not own 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market, from the Company or otherwise, subject to applicable law, in order to reach the 90% threshold and effect a short-form merger. The consideration paid per Share for any Shares so acquired could be greater or less than that paid in the Offer.

(f) Delaware Anti-Takeover Law

Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which such stockholder became an interested stockholder. The Board approved for purposes of Section 203 the entering into by the Purchaser, Parent and the Company of the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and the Purchaser by virtue of such actions. In addition, the Board approved for purposes of Section 203 the entering into of the Tender and Support Agreements between Parent, Purchaser and each of the stockholders party thereto and the transactions contemplated thereby and has taken all appropriate action so that Section 203 with respect to the Company will not be applicable to Parent and the Purchaser by virtue of such action.

(g) Regulatory Approvals

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless the FTC and Antitrust Division grant early termination of such waiting period. If the 15-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m. the next business day. The Company must file a Premerger Notification and Report Form ten days after Parent files its Premerger Notification and Report Form. Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 5, 2009. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about June 22, 2009, unless the FTC and Antitrust Division grant early termination of the waiting period, or Parent receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

Antitrust in Germany. Under the provisions of the German Act against Restraints on Competition (“ARC”), the acquisition of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office (“FCO”), either by written approval or by expiration of a one month waiting period commenced by the filing by Parent of a complete notification (the “German Notification”) with respect to the Offer, unless the FCO notifies Parent within the one month waiting period of the initiation of an in-depth investigation. Parent filed the German Notification on June 5, 2009 on behalf of itself and the Company. If the FCO initiates an in-depth investigation, the acquisition of Shares under the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies Parent within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The written approval by the FCO or the expiration of any applicable waiting period is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the ARC if the Purchaser owns 50% or more of the outstanding shares at the time of the Merger and if the Merger occurs after the acquisition of shares under the Offer is approved by the FCO, either by written approval or by expiration of any applicable waiting period.

Antitrust in Israel. The Restrictive Trade Practices Law 5748-1988 and the regulations promulgated thereunder require the filing of a notice of merger with the Restrictive Trade Practices Commissioner where the applicable criteria are met. Parent and the Company each filed a notice of merger under said Act on June 7, 2009. Within thirty (30) days of receiving such notice of merger from the parties to the merger, the Restrictive Trade Practices Commissioner will notify the parties that it (i) objects to the Merger, (ii) consents to the Merger, subject to certain conditions, or (iii) will require additional information or an extension of time to properly review the transactions. The consent of the Restrictive Trade Commissioner must be received prior to closing the merger.

Antitrust in Brazil. The parties have submitted the Merger for approval by the Brazilian antitrust authorities. The Secretariat for Economic Monitoring and Secretariat of Economic Law will consider the Merger and each will issue an opinion to the Administrative Council for Economic Defense, Brazil’s antitrust tribunal (the “Brazilian Council”). The Brazilian Council will make a decision with respect to the Merger. The review of the Merger by the Brazilian antitrust authorities may take longer than six months, but will not prevent the consummation of the Merger. However, if the Brazilian Council decides that the Merger would harm competition it may impose restrictions on the parties or order an unwinding of the Merger.

Antitrust in Japan. After the transaction closes, the parties intend to submit the Merger for approval by the Japanese antitrust authorities consistent with applicable law. The Japan Fair Trade Commission (“JFTC”) will then review the Merger under the applicable law. This review will not prevent the consummation of the Merger. However, the JFTC has the ability to impose restrictions on the parties or bring suit with the Tokyo High Court to unwind the merger if it determines that the transaction would harm competition.

Other Foreign Laws. The Company and Parent and certain of their respective subsidiaries conduct business in other foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer or the Merger. Parent and the Company are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any such laws are applicable or any foreign governmental entity takes an action prior to the completion of the Offer, the Purchaser may not be obligated to accept for payment or pay for any Shares tendered.

(h) Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer or consent to the Merger will not be entitled to exercise appraisal rights.

(i) Litigation

On June 4, 2009, a class action complaint was filed in the Superior Court of the State of California, in and for the County of Alameda, by Mark Harvey against the Company and all of its current directors. The complaint alleges that defendants breached their fiduciary duties to the Company’s stockholders in connection with the negotiation and execution of the Merger Agreement and the Offer. The complaint seeks declaratory and injunctive relief, including declaring the Merger Agreement to be a breach of the fiduciary duties of the directors and thereby unlawful and unenforceable, rescinding the Offer and related documents, enjoining the directors from entering into the Offer until a fair price for the stockholders is obtained, directing the individual defendants to obtain a transaction in the best interest of the Company’s stockholders, and requiring payment of plaintiff’s costs and attorneys’ fees. In addition, on June 5, 2009, a second substantially similar complaint was filed in the Superior Court of the State of California, in and for the Count of Alameda, by Donald Smith against the Company, all of its current directors and Intel. The Company is currently evaluating these complaints.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and possible benefits of the Merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that the Company’s business will not be successfully integrated with Parent’s business; costs associated with the merger; the unsuccessful completion of the tender offer or the merger; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; increased competition and technological changes in the industries in which Parent and the Company compete and other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of our control or the costs of litigation and the impact of other costs and the other factors referenced from time to time in Company’s filings with the SEC, which are available without charge at www.sec.gov.

Item 9.	Exhibits

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated June 11, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Intel Corporation and APC II Acquisition Corporation)

(a)(1)(ii)	Form of Letter of Transmittal, dated June 11, 2009 (incorporated by reference to Exhibit (a)(1)(B) to Schedule TO of Intel Corporation and APC II Acquisition Corporation)

(a)(2)(i)	Letter to Stockholders of Wind River Systems, Inc. dated June 11, 2009 (filed herewith)*

(a)(2)(ii)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A to this Schedule 14D-9)*

(a)(2)(iii)	Press Release of Wind River Systems, Inc., dated June 4, 2009 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Wind River Systems, Inc. on June 8, 2009)

(a)(2)(iv)	Opinion of Goldman, Sachs & Co., dated June 4, 2009 (attached as Annex B to this Schedule 14D-9)*

(e)(1)	Agreement and Plan of Merger, dated as of June 4, 2009, by and among Wind River Systems, Inc., Intel Corporation and APC II Acquisition corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Wind River Systems, Inc. on June 8, 2009)

(e)(2)	Tender and Support Agreement, dated as of June 4, 2009, by and among Intel Corporation and APC II Acquisition Corporation, and the individuals listed on Annex I thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Wind River Systems, Inc. on June 8, 2009)

(e)(3)	Employment Agreement, dated as of November 5, 2003, by and between Wind River Systems, Inc. and Kenneth R. Klein (the “Employment Agreement”) (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Wind River Systems, Inc. on November 6, 2008)

(e)(4)	Amendment to Employment Agreement, dated as of October 16, 2008, by and between Wind River Systems, Inc. and Kenneth R. Klein (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by Wind River Systems, Inc. on October 17, 2008)

(e)(5)	Second Amendment to Employment Agreement, dated as of January 30, 2009, by and between Wind River Systems, Inc. and Kenneth R. Klein (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Wind River Systems, Inc. on February 4, 2009)

(e)(6)	Executive Employment Agreement, dated as of June 4, 2009, by and among Intel Corporation, Wind River Systems and Kenneth R. Klein (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Wind River Systems, Inc. on June 8, 2009)

(e)(7)	Non-Competition Agreement, dated as of June 4, 2009, by and among Intel Corporation, Wind River Systems, Inc. and Kenneth R. Klein (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by Wind River Systems, Inc. on June 8, 2009)

(e)(8)	Offer Letter, dated as of January 30, 2007, by and between Wind River Systems, Inc. and Ian R. Halifax (the “Offer Letter”)(incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Wind River Systems, Inc. on February 1, 2007)

(e)(9)	Amendment to Offer Letter, dated as of October 16, 2008, by and between Wind River Systems, Inc. and Ian R. Halifax (incorporated by reference Exhibit 10.6 to the Form 8-K filed by Wind River Systems, Inc. on October 17, 2008)

Exhibit Number	Description
(e)(10)	Executive Employment Agreement, dated as of June 4, 2009, by and among Intel Corporation, Wind River Systems, Inc. and Ian R. Halifax (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by Wind River Systems, Inc. on June 8, 2009)

(e)(11)	Wind River Systems, Inc. Executive Officer’s Change of Control Incentive and Severance Benefit Plan, dated November 16, 1995 and amended and restated October 14, 2008 and January 30, 2009 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Wind River Systems, Inc. on February 4, 2009)

(e)(12)	Wind River Systems, Inc. Vice Presidents’ Severance Benefit Plan, as amended and restated as of October 14, 2008 (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Wind River Systems, Inc., on October 17, 2008)

(e)(13)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Form 10-K filed by Wind River Systems, Inc. on May 1, 2001)

(e)(14)	Amended and Restated Certificate of Incorporation, as amended, of Wind River Systems, Inc. (incorporated by reference to Exhibits 3.1 (a)-(d) to the Form 10-Q filed by Wind River Systems, Inc. on December 15, 2000)

(e)(15)	Amended and Restated Bylaws of Wind River Systems, Inc. (incorporated by reference to Exhibit 3.1 to the Form 8-K filed by Wind River Systems, Inc. on December 20, 2007)

(e)(16)	Certificate of Designation of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Wind River Systems, Inc. on November 4, 1999)

(e)(17)	Amended and Restated Rights Agreement, dated as of September 29, 2006, between Wind River Systems, Inc. and American Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by Wind River Systems, Inc. on October 3, 2006)

(e)(18)	First Amendment to Amended and Restated Rights Agreement, dated as of June 4, 2009, between Wind River Systems, Inc. and American Stock Transfer and Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.2 to the Form 8-A/A filed by Wind River Systems, Inc. on June 4, 2009)

*	Included in copies mailed to shareholders of Wind River Systems, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WIND RIVER SYSTEMS, INC.

By:	/S/ KENNETH R. KLEIN
Kenneth R. Klein President and Chief Executive Officer

Dated: June 11, 2009

ANNEX A

WIND RIVER SYSTEMS, INC.

500 Wind River Way

Alameda, California 94501

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL INFORMATION

This Information Statement is mailed on or about June 11, 2009, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Wind River Systems, Inc. (“Wind River” or the “Company”) to the holders of record of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock” or the “Shares”). You are receiving this Information Statement in connection with the possible election of persons designated by Intel Corporation (“Parent”) to a majority of the seats on the board of directors of the Company (the “Board”).

On June 4, 2009, the Company entered into an Agreement and Plan of Merger with Parent and APC II Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Parent (the “Merger Agreement”). Pursuant to the Merger Agreement, subject to certain conditions and as more fully described in the Merger Agreement, Parent will cause Purchaser to commence a cash tender offer to purchase all outstanding Shares at a price of $11.50 per Share in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”) and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount per Share equal to the Offer Price (other than Shares that are held by Purchaser, Parent, the Company or any of their respective subsidiaries or by any stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly owned subsidiary of Parent (the “Surviving Corporation”).

The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer (provided that various conditions in the Merger Agreement have been satisfied), and from time to time thereafter, Purchaser will be entitled to designate directors (the “Purchaser Designees”) on the Board that will give Purchaser board representation substantially proportionate to its ownership interest. The Merger Agreement requires that the Company promptly take necessary action to cause the Purchaser Designees to be elected or appointed to the Board under the circumstances described in the Merger Agreement. This information statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. Capitalized terms used in this information statement and not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

You are urged to read this information statement carefully. You are not, however, required to take any action in connection with this information statement.

The information contained in this information statement concerning Parent and Purchaser and the Purchaser Designees has been furnished to the Company by Parent and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER DESIGNEES

The Merger Agreement provides that, promptly upon the purchase by Purchaser of the Shares pursuant to the Offer, Purchaser will be entitled, subject to compliance with Section 14(f) of the Exchange Act, to designate up to such number of directors, rounded up to the next whole number, on the Board as will give Purchaser representation on the Board equal to the product of (x) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (y) the percentage that the aggregate number of the Shares beneficially owned by Purchaser or any affiliate of Purchaser following such acceptance for purchase bears to the total number of Shares then outstanding. The Merger Agreement further provides that the Company will promptly take all actions reasonably necessary to cause Purchaser’s designees to be elected as directors of the Company, including, at Parent’s election, increasing the size of the Board or securing the resignations of incumbent directors, or both. At such time, the Company will further cause (i) each committee of the Board, (ii) the board of directors of each of the Company’s subsidiaries, and (iii) each committee of each such subsidiary board to be composed of the same percentage (rounded up if necessary) of designees of Parent as represented on the Board.

However, in the event that Purchaser’s designees are elected or designated to the Board, then until the Effective Time, the Company shall cause the Board to have at least two directors who were directors on the date the Merger Agreement was signed, including at least two directors who are (i) selected by such current directors and (ii) independent for the purposes of the continued listing requirements of the Nasdaq Global Stock Market (such directors, the “Independent Directors”).

Purchaser will select its designees from among the directors and executive officers of Parent or Purchaser listed on Schedule I annexed to this Information Statement. Certain information regarding such candidates is contained in Schedule I.

Parent has advised the Company that, to the knowledge of Parent, none of the Purchaser Designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of the Purchaser Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the “SEC”), except as may be disclosed in the Offer to Purchase. None of the Purchaser Designees has any family relationship with any director or executive officer of the Company.

CERTAIN INFORMATION CONCERNING THE COMPANY

The Company’s common stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of May 31, 2009, there were 76,892,405 Shares outstanding. As of the date of this Information Statement, none of Parent, Purchaser or their affiliates own any Shares.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table is based on 76,892,405 shares of common stock outstanding as of May 31, 2009, and sets forth certain information as of such date, regarding beneficial ownership of the Company’s Common Stock by (i) each person who is known to the Company to own beneficially more than 5% of the Common Stock; (ii) each director and each nominee for election as a director of Wind River; (iii) each executive officer named in the Summary Compensation Table below; and (iv) all of the Company’s current directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership (2)
Name of Beneficial Owner or Identity of Group (1)	Number of Shares	Percentage of Outstanding Shares (3)
Five Percent Stockholders:
T. Rowe Price Associates, Inc. (4)	5,830,218	7.6%
Barclay Global Investors, NA (5)	4,430,895	5.8%
AXA (6)	3,828,157	5.0%
Named Executive Officers and Directors:
John C. Bolger (7)	117,140	*
Jerry L. Fiddler (8)	3,968,167	5.1%
Narendra K. Gupta (9)	4,807,774	6.2%
Grant M. Inman (10)	284,000	*
Harvey C. Jones (11)	125,000	*
Standish H. O’Grady (12)	165,000	*
Kenneth R. Klein (13)	3,785,142	4.7%
Ian R. Halifax (14)	294,537	*
Damian G. Artt (15)	295,782	*
John J. Bruggeman (16)	305,113	*
Barry R. Mainz (17)	183,560	*
All executive officers and directors as a group (14 persons) (18)	15,087,886	18.1%

*	Less than 1%.
(1)	Unless otherwise indicated, the address for all beneficial owners is c/o Wind River Systems, Inc., 500 Wind River Way, Alameda, CA 95401.
(2)	Under SEC rules, a person who directly or indirectly has or shares voting power or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. The information on beneficial ownership in the table and the footnotes is based upon the Company’s records and the most recent Schedule 13D or 13G filed by each such person and information supplied to the Company by such person. Unless otherwise indicated, each person has sole voting power and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares subject to options which are exercisable within 60 days after May 31, 2009 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.
(3)	Applicable percentages are based on 76,892,405 shares of Wind River Common Stock outstanding on May 31, 2009, adjusted as required by rules promulgated by the SEC.
(4)	Based on Schedule 13G/A filed with the SEC on February 11, 2009. The address of the beneficial owner is 100 E. Pratt Street, Baltimore, Maryland 21202. These securities are owned by various individual and institutional investors, which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(5)	Based on Schedule 13G filed with the SEC on February 5, 2009 by Barclays Global Investors, NA and its affiliated entities, Barclays Global Investors, NA is the beneficial owner of 1,906,709 shares, has sole voting power with respect to 1,662,993 shares and sole dispositive power with respect to all reported shares. Barclays Global Fund Advisors is the beneficial owner of 2,477,528 shares, has sole voting power with respect to 2,094,167 shares and sole dispositive power with respect to all reported shares. Barclays Global Investors, Ltd. is the beneficial owner of 46,658 shares, has no voting power with respect to the reported shares and sole dispositive power with respect to all reported shares. The address of Barclays Global Investors, NA and its affiliated entities is 400 Howard Street, San Francisco, California 94105.
(6)	Based on Schedule 13G filed with the SEC on February 13, 2009 by AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA (on behalf of Rosenberg Investment Management LLC) and AXA Financial, Inc. (on behalf of its subsidiaries—AllianceBernstein L.P. and AXA Equitable Life Insurance Company). AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA are deemed to have sole voting power with respect to 1,929,827 shares and sole dispositive power with respect to 3,828,157 shares. AXA Financial, Inc. has sole voting power with respect to 285,418 shares and sole dispositive power with respect to 308,383 shares. The address of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 26, rue Drouot, 75009 Paris, France. The address of AXA is 25, avenue Matignon, 75008 Paris, France. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, New York 10104.
(7)	Consists of 4,140 shares held by Mr. Bolger and 113,000 shares subject to stock options exercisable within 60 days after May 31, 2009.
(8)	Includes 2,442,554 shares held by the Fiddler and Alden Family Trust, of which Mr. Fiddler is a trustee; 276,563 shares held by the Jazem I Family Partners LP—Fund 5, of which Mr. Fiddler is a general partner; 508,125 shares held by Jazem II Family Partners LP, of which Mr. Fiddler is a general partner; 247,953 shares held by Jazem III Family Partners LP, of which Mr. Fiddler is a partner; 276,563 shares held by Jazem IV Family Partners LP, of which Mr. Fiddler is a partner; and 2,033 shares held in his 401(k) plan account. Also includes 214,376 shares subject to stock options exercisable within 60 days after May 31, 2009.
(9)	Includes 3,483,236 shares held by the Narendra and Vinita Gupta Living Trust dated 12/2/94, of which Mr. Gupta is a trustee; 920,000 shares held by the Gupta Irrevocable Children Trust, of which Mr. Gupta is also a trustee; 7,176 shares held in an account benefiting Mr. Gupta’s daughter under the Uniform Gift to Minors Act, of which Mr. Gupta is the custodian; 474 shares held in his ESPP account and 88 shares held in his 401(k) plan. Also includes 396,800 shares subject to stock options exercisable within 60 days after May 31, 2009. Mr. Gupta disclaims beneficial ownership of the shares held in the Gupta Irrevocable Children Trust and those held in his daughter’s name.
(10)	Includes 119,000 shares held by the Inman Living Trust UAD 5/9/89, of which Mr. Inman is a trustee; and 52,000 shares held by the Grant M. Inman IRA Rollover, of which Mr. Inman is a custodian. Also includes 113,000 shares subject to stock options exercisable within 60 days after May 31, 2009.
(11)	Consists of shares subject to stock options exercisable within 60 days after May 31, 2009.
(12)	Consists of 40,000 shares held by The O’Grady Revocable Trust (HSP) of which Mr. O’Grady is trustee and 125,000 shares subject to stock options exercisable within 60 days after May 31, 2009.
(13)	Consists of 170,109 shares held by Mr. Klein, 3,534 shares held in his 401(k) plan account and 3,611,499 shares subject to stock options exercisable within 60 days after May 31, 2009.
(14)	Consists of 6,746 shares held by Mr. Halifax, 1,855 shares held in his 401(k) plan account and 285,936 shares subject to stock options exercisable within 60 days after May 31, 2009.
(15)	Consists of 7,763 shares held by Mr. Artt, 2,916 shares held in his 401(k) plan account and 285,103 shares subject to stock options exercisable within 60 days after May 31, 2009.
(16)	Consists of 3,986 shares held by Mr. Bruggeman, 2,898 shares held in his 401(k) plan account and 298,229 shares subject to stock options exercisable within 60 days after May 31, 2009.
(17)	Consists of 5,913 shares held by Mr. Mainz, 2,856 shares held in his 401(k) plan account and 174,791 shares subject to stock options exercisable within 60 days after May 31, 2009.
(18)	Includes 6,451,326 shares subject to stock options held by officers and directors exercisable within 60 days after May 31, 2009.

INFORMATION ABOUT THE BOARD

General

The Board is currently comprised of seven members. Each director serves in office until the next annual meeting of stockholders and until his or her successor is elected and has duly qualified, or until such director’s earlier death, resignation or removal. In the time between annual meetings, the Board has the authority under the Company’s bylaws to increase or decrease the size of the Board and fill vacancies.

The Board is responsible for supervision of the overall affairs of Wind River. The Board held eight meetings during fiscal 2009. To assist the Board in carrying out its duties, the Board has delegated certain authority to several committees. During fiscal 2009, each director attended at least 75% of the aggregate of (i) the total number of meetings of the Board and (ii) the total number of meetings held by all committees of the Board of which he was a member (during the period that he was a member), other than Mr. Fiddler, who was absent from two of eight meetings of the Board and one of three meetings of the Nominating and Corporate Governance Committee.

Based on a review by the Board of all relevant information, the Board has determined that, as of the date of this Information Statement, each of the directors, other than Mr. Klein, is “independent” as defined under the rules of the Nasdaq Stock Market.

Throughout fiscal 2009, Harvey C. Jones acted as “Lead Independent Director.” During fiscal 2009, there were four executive sessions of the independent directors.

Information About the Directors

The stockholders of Wind River elect the directors each year. Set forth below is information regarding the Company’s directors as of June 4, 2009:

Name	Age	Position	Director Since
John C. Bolger	62	Director	2000
Jerry L. Fiddler	57	Director	1983
Narendra K. Gupta	60	Director, Vice Chairman	2000
Grant M. Inman	67	Director	1999
Harvey C. Jones	56	Lead Independent Director	2004
Kenneth R. Klein	49	Director, Chairman of the Board, President and Chief Executive Officer	2003
Standish H. O’Grady	49	Director	2004

There are no family relationships between any directors and executive officers.

John C. Bolger became a director of Wind River in February 2000 in connection with Wind River’s acquisition of Integrated Systems, Inc. From July 1993 to February 2000, Mr. Bolger was a director of Integrated Systems, Inc. Mr. Bolger is currently a private investor and is a retired Vice President, Finance and Administration, and Secretary of Cisco Systems, Inc., a networking systems company. Mr. Bolger is also a director of Cogent, Inc., a biometric systems company, and Mattson Technology Inc., a semiconductor equipment manufacturer. He holds a B.A. in English Literature from the University of Massachusetts and an M.B.A. from Harvard University and is a certified public accountant.

Jerry L. Fiddler co-founded Wind River in February 1983 and has served as a director since Wind River’s inception. He also served as Chairman of the Board from February 1983 to January 2004. Mr. Fiddler served as Chief Executive Officer of Wind River from February 1983 to March 1994, and as Interim Chief Executive

Officer from April to September 1999. Prior to founding Wind River, he was a computer scientist in the Real-Time Systems Group at Lawrence Berkeley Laboratory. Mr. Fiddler is also a director of several privately-held companies. Mr. Fiddler holds a B.A. in music and photography and an M.S. in computer science from the University of Illinois.

Narendra K. Gupta became a director and Vice Chairman of Wind River in February 2000 in connection with Wind River’s acquisition of Integrated Systems, Inc. Dr. Gupta has been a Managing Director of Nexus India Capital, a venture capital investment firm, since 2006. Previously, he was a founder, Chairman of the Board and Chief Executive Officer of Integrated Systems, Inc. and also served as Interim President and Chief Executive Officer of Wind River from June 2003 to January 2004. Dr. Gupta currently serves as a director of Red Hat, Inc., an open source solutions software company, TIBCO Software Inc., a business integration and process management software company, and several privately-held companies and non-profit organizations. Dr. Gupta holds a B. Tech. degree from the India Institute of Technology, an M.S. degree from the California Institute of Technology and a Ph.D. degree from Stanford University, all in engineering. He was elected a Fellow of the Institute of Electrical and Electronics Engineers (IEEE) in 1991.

Grant M. Inman became a director of Wind River in June 1999. He is the founder and General Partner of Inman Investment Management, a private venture capital investment company formed in 1998. Prior to 1998, he co-founded and was General Partner of Inman & Bowman, a venture capital firm formed in 1985. Mr. Inman serves as a director of Lam Research Corporation, a semiconductor equipment manufacturer, and Paychex, Inc., a payroll and human resources outsourcing services company, and is a trustee of the University of California, Berkeley Foundation. Mr. Inman holds a B.A. in economics from the University of Oregon and an M.B.A. from the University of California, Berkeley.

Harvey C. Jones became a director of Wind River in February 2004. Mr. Jones is the Chairman of the Board of Tensilica Inc., a privately-held company he co-founded in 1997. Tensilica designs and licenses application-specific microprocessors for use in high-volume embedded systems. From December 1987 through February 1998, Mr. Jones held various positions at Synopsys, Inc., where he served as Chief Executive Officer through January 1994 and as Executive Chairman of the Board until February 1998. Prior to Synopsys, Mr. Jones served as President and Chief Executive Officer of Daisy Systems Corporation, a computer-aided engineering company that he co-founded in 1981. Mr. Jones currently serves on the board of NVIDIA Corporation, a manufacturer of graphics chips, and on the boards of various privately-held companies. Mr. Jones holds a B.S. degree in mathematics and computer sciences from Georgetown University and an M.S. in management from the Massachusetts Institute of Technology.

Kenneth R. Klein has been a director of Wind River since July 2003 and in January 2004 became the Chairman of the Board, President and Chief Executive Officer of Wind River. Prior to joining Wind River, Mr. Klein was with Mercury Interactive Corporation, a software company focused on business technology optimization, where he served as Chief Operating Officer from January 2000 until December 2003. He also served at Mercury Interactive as a director from July 2000 until December 2003 and held management positions there from 1992 through 1999 including President of North American Operations and Vice President of North American Sales. Mr. Klein is a director of several privately-held companies. Mr. Klein holds a B.S. in electrical engineering and biomedical engineering from the University of Southern California.

Standish H. O’Grady has been a director of Wind River since February 2004. Mr. O’Grady is a Managing Director of Granite Ventures LLC, an early-stage venture capital firm that he co-founded in 1998. He previously served in various positions with Hambrecht & Quist Group’s venture capital practice since 1986. Mr. O’Grady is currently a director of several privately-held companies. Mr. O’Grady holds a B.S.E. degree in chemical engineering from Princeton University and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

Committees of the Board and Director Independence

During fiscal 2009, the Board had four standing committees: (i) an Audit Committee; (ii) a Compensation Committee; (iii) a Nominating and Corporate Governance Committee; and (iv) a Non-Officer Equity Awards Committee.

Based on a review by the Board, all members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are “independent directors” as defined under the rules of the Nasdaq Stock Market. The following chart details the current membership and the membership of each committee during fiscal 2009 and the number of meetings each committee held in fiscal 2009, including the number of times each committee acted by written consent without a meeting.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Non-Officer Equity Awards Committee (1)
Non-Employee Directors:
John C. Bolger (2)	C		M
Jerry L. Fiddler			M
Narendra K. Gupta		M	M	(1)
Grant M. Inman	M	M	C	(1)
Harvey C. Jones (3)	M		M
Standish H. O’Grady		C	M	(1)
Employee Directors:
Kenneth R. Klein				M
Number of Meetings in Fiscal 2009	5	9	3	—
Actions by Written Consent in Fiscal 2009	1	8	—	12

M = Member

C = Chair

(1)	The Non-Officer Equity Awards Committee is comprised of at least two directors, one of whom must be a non-employee director. As presently constituted, actions of the Committee may be taken by Mr. Klein together with one member of the Compensation Committee.
(2)	The Board has determined that Mr. Bolger qualifies as an “audit committee financial expert.”
(3)	The Board has designated Mr. Jones as “Lead Independent Director.”

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibility to oversee management regarding:

•	the conduct and integrity of the Company’s financial reporting;

•	the Company’s systems of internal accounting, and financial and disclosure controls;

•

the qualifications, engagement, compensation, independence and performance of the Company’s independent registered public accounting firm, their conduct of the annual audit, and their engagement for any other services;

•	the Company’s legal and regulatory compliance;

•	the Company’s codes of ethics as established by management and the Board; and

•	the preparation of the audit committee report required by SEC rules to be included in the Company’s annual proxy statement.

The Audit Committee currently consists of three members of the Board, all of whom: (i) meet the criteria for “independence” set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended; (ii) have not participated in the preparation of the financial statements of Wind River or any of its current subsidiaries at any time during the past three years; and (iii) are able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. The Board has determined that Mr. Bolger qualifies as an “audit committee financial expert.” The current Audit Committee charter is available on the Company’s website at http://ir.windriver.com/ under the “Corporate Governance” section.

Compensation Committee

The Compensation Committee assists the Board in overseeing the Company’s compensation policies and practices, including:

•	determining and approving the compensation of the Company’s Chief Executive Officer;

•	reviewing and approving compensation levels for the Company’s other executive officers;

•	reviewing and recommending to the Board cash and equity compensation incentives for non-employee directors;

•	reviewing and approving management incentive compensation policies and programs;

•	reviewing and approving equity compensation programs for employees, and exercising discretion in the administration of such programs; and

•	preparing the compensation committee report required by SEC rules to be included in the Company’s annual proxy statement.

The Compensation Committee has the authority to engage the services of outside advisors, experts and others to assist it in carrying out its responsibilities. Periodically, the Compensation Committee engages its own independent compensation consulting firm to assist it in the ongoing evaluation and analysis of Wind River’s executive compensation programs and practices to ensure that they are structured appropriately to achieve the Company’s compensation objectives. For a description of the role of the compensation consulting firm, please see the section entitled “Executive Compensation and Related Information, Compensation Discussion and Analysis, Compensation Philosophy and Politics, Compensation Consultant.”

The Compensation Committee currently consists of three members of the Board, all of whom are non-employee, outside directors, in addition to being “independent directors” as defined under the rules of the Nasdaq Stock Market. The Compensation Committee charter is available on the Company’s website at http://ir.windriver.com/ under the “Corporate Governance” section.

The Compensation Committee has established a subcommittee, the 162(m) Subcommittee, that has the power and authority (i) to administer the Company’s Section 162(m) Performance Incentive Award Plan and any similar current or future plans; (ii) to grant awards to individuals eligible to receive awards under the Company’s current and future incentive and equity-based plans intended to qualify as “performance-based” compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, and (iii) to consider and approve any other matters related to Section 162(m) of the Internal Revenue Code. The 162(m) Subcommittee is comprised of Messrs. Inman and O’Grady, two members of the Compensation Committee who are independent directors within the meaning of Section 162(m) of the Internal Revenue Code.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee:

•	assists the Board in identifying prospective Board nominees, consistent with criteria established by the Board;

•	recommends to the Board the persons to be nominated as directors for election at the annual meeting of stockholders;

•	recommends members for each Board committee;

•	ensures that the Board is properly constituted to meet its fiduciary obligations to Wind River and its stockholders and that Wind River follows appropriate governance standards;

•	develops and recommends to the Board governance principles applicable to Wind River; and oversees the evaluation of the Board and management.

The Nominating and Corporate Governance Committee currently consists of six members of the Board, all of whom are “independent” in accordance with the rules of the Nasdaq Stock Market. The Committee’s charter is available on the Company’s website at http://ir.windriver.com/ under the “Corporate Governance” section.

Consideration of Stockholder Nominee Recommendations: The Nominating and Corporate Governance Committee considers nominees recommended by stockholders for election to the Board. Stockholder recommendations for candidates to the Board must be directed in writing to Wind River Systems, Inc., 500 Wind River Way, Alameda, California, 94501, Attn: Secretary, and must include as to each person whom the stockholder proposes to nominate all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. A stockholder’s recommendation to the Secretary must also set forth as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made: the name and address of the stockholder, as they appear on the Company’s books, and of the beneficial owner; the class and number of shares of Wind River that are owned beneficially and of record by the stockholder and of the beneficial owner; and whether either the stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of voting shares to elect such nominee(s). Additionally, the stockholder must provide any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, in his or her capacity as a proponent of a stockholder proposal.

Except as may be required by rules promulgated by the Nasdaq Stock Market or the SEC, there are currently no specific, minimum qualifications that must be met by a candidate for the Board, nor are there any specific qualities or skills that are necessary for one or more of the members of the Board to possess.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is or was, during fiscal 2009, an officer or employee of Wind River or its subsidiaries. During fiscal year 2009, none of the Company’s executive officers served as a member of the Board or compensation committee of any entity that has one or more executive officers serving as a member of the Compensation Committee. In addition, during fiscal 2009, none of the Company’s executive officers served as a member of the compensation committee of any entity that has one or more executive officers serving as a member of the Board.

Director Compensation

The following table sets forth the compensation earned by the Company’s non-employee directors for fiscal 2009. Mr. Klein, the Chairman of the Board, President and Chief Executive Officer, does not receive compensation for serving on the Board.

DIRECTOR COMPENSATION

For Fiscal Year Ended January 31, 2009

Name	Fees Earned ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
John C. Bolger	63,379	62,789	8,371	134,539
Jerry L. Fiddler	31,660	62,789	11,840	106,289
Narendra K. Gupta	49,910	62,789	11,840	124,539
Grant M. Inman	83,375	62,789	—	146,164
Harvey C. Jones	65,410	62,973	11,840	140,223
Standish H. O’Grady	71,352	62,973	898	135,223

(1)	Amounts shown do not reflect compensation actually received by the director. Instead, the amounts shown are the compensation costs recognized by Wind River in fiscal 2009 for all outstanding option awards, as determined pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), excluding any estimates of future forfeitures. For a discussion of the assumptions used to calculate the value of options awards, see Note 10 of the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for fiscal 2009 filed with the SEC on April 1, 2009. See the table below for details of the number of option awards made to each of the Company’s non-employee directors during fiscal 2009, including the exercise price and vesting schedule. Prior to the end of fiscal 2009, the Company had not granted its directors any form of equity awards other than stock options.
(2)	Represents Wind River’s portion of health benefit premiums paid in fiscal 2009.

During the fiscal year ended January 31, 2009, the Company made the following grants of stock options to its non-employee directors on April 1, 2008 for their service as directors:

Director	Number of Option Shares Granted (1)	Exercise Price Per Share (2)	Grant Date Fair Value of Stock Option Awards
John C. Bolger	15,000	$8.14	$60,750
Jerry L. Fiddler	15,000	$8.14	$60,750
Narendra K. Gupta	15,000	$8.14	$60,750
Grant M. Inman	15,000	$8.14	$60,750
Harvey C. Jones	15,000	$8.14	$60,750
Standish H. O’Grady	15,000	$8.14	$60,750

(1)	For all directors other than Jerry Fiddler, the option automatically vested in full on the first anniversary of the grant date on April 1, 2009 as a result of the director attending at least 75% of the meetings of the Board and any committee on which he serves that were held during fiscal 2009. The option granted to Jerry Fiddler automatically terminated on April 1, 2009 because he did not attend the required number of meetings for vesting.
(2)	Exercise price equals 100% of the fair market value of the Common Stock on April 1, 2008, the date of grant.

The foregoing grants were made pursuant to former provisions of the Company’s 2005 Equity Incentive Plan that provided for the automatic grant of 15,000 options to each non-employee director on April 1 of each year. These provisions were amended in March 2009 to provide for the automatic grant of 18,000 restricted stock units to each non-employee director on April 1 of each year. Since the end of the fiscal year ended January 31, 2009, the Company granted 18,000 restricted stock units to each of its non-employee directors on April 1, 2009. In addition, in recognition of the termination of the option previously granted to Mr. Fiddler, on April 1, 2008, the Company granted an option to Mr. Fiddler on April 27, 2009 to purchase 15,000 shares of Common Stock at an exercise price of $8.14, which grant automatically vests in full on the first anniversary of the grant date.

As of April 21, 2009, non-employee directors held outstanding options to purchase an aggregate of 1,110,676 shares, and outstanding restricted stock units with respect to an aggregate of 108,000 shares, under all of the Company’s equity compensation plans, including options granted to Messrs. Fiddler and Gupta when they were employees of Wind River.

Cash Compensation

The Board is comprised of seven members, six of whom are not currently employees of Wind River. The Compensation Committee of the Board reviews board compensation periodically. The Compensation Committee most recently reviewed Board compensation in January 2007 and March 2009. Since fiscal 2008, Board members have been paid the following cash compensation:

Type of Payment	Amount
Annual retainer:
Board member	$25,000
Lead independent director	$12,500
Audit Committee (chairman/member)	$15,000/$6,000
Compensation Committee (chairman/member)	$10,000/$5,000
Nominating and Corporate Governance Committee (chairman/member)	$6,000/$4,000

Additional fees per meeting:
Board meeting	$2,000
Audit Committee meeting	$2,000
Compensation Committee meeting (chairman/member)	$1,500/$1,250
Nominating/Corporate Governance Committee meeting (chairman/member)	$1,375/$1,250

In addition, non-employee directors may be reimbursed for certain expenses in connection with attendance at Board and committee meetings. Beginning in fiscal 2002, the non-employee directors also became eligible to receive health benefits under the Company’s health plans available generally to all regular employees. Five of the non-employee directors have elected to receive certain of such benefits and the Company pays a portion of their premiums. Those non-employee directors who have elected to receive health benefits under the Company’s health plans (currently, Messrs. Bolger, Fiddler, Gupta, Jones and O’Grady) will have their cash compensation reduced by the amount of the Company’s contribution to their health benefit premiums.

Equity Compensation

For fiscal 2009, each member of the Board was automatically awarded on April 1, 2008, pursuant to the provisions of the 2005 Equity Incentive Plan, an option to purchase 15,000 shares of common stock. In March 2009 and April 2009, the Board revised the director grant provisions of the 2005 Equity Incentive Plan and established the following equity compensation levels for all non-employee directors:

•	Upon election to the Board, new directors are automatically granted 30,000 restricted stock units (“RSUs”). Assuming continued service as a director, these RSUs vest in four equal annual installments.

•

On April 1st of each year, each non-employee director is automatically granted 18,000 restricted stock units. If the non-employee director was not a non-employee director on April 1 of the previous year, such director receives such number of RSUs determined by multiplying 18,000 by a fraction, the numerator of which is the number of days since the non-employee director received his or her initial grant upon election to the Board, and the denominator of which is 365, rounded down to the nearest whole share. Assuming continued service as a director, these RSUs automatically vest in full on the first anniversary of the grant date.

Attendance at Annual Meeting

All directors are encouraged to attend the annual meeting of shareholders. All directors at the time of the 2008 annual meeting of shareholders attended that meeting.

Procedures for Contacting the Board

You may contact the Board by writing to them via regular mail at Board, c/o Wind River Systems, Inc., 500 Wind River Way, Alameda, California 94501. If you wish to contact the Board or any member of the Audit Committee to report questionable accounting or auditing matters, you may do so anonymously by using this mailing address and designating the communication as “confidential.” The Company handles communications to the Board as follows:

•

Any stockholder communication that the Board receives will first go to the Vice President, Investor Relations, who will log the date of receipt of the communication as well as (for non-confidential communications) the identity of the correspondent in the Company’s stockholder communications log.

•

Unless the communication is marked “confidential,” management will review, summarize and, if appropriate, draft a response to the communication in a timely manner. The summary and response will be in the form of a memo, which will become part of the stockholder communications log that the Investor Relations department maintains with respect to all stockholder communications.

•	Management will then forward the original stockholder communication along with the memo to the Board member(s) (or committee chair, if the communication is addressed to a committee) for review.

•

Any stockholder communication marked “confidential” will be logged by the Vice President of Investor Relations as “received” but will not be reviewed, opened or otherwise held by the Vice President of Investor Relations or any other member of management. Such confidential correspondence will be immediately forwarded to the addressee(s) without a memo or any other comment by management.

EXECUTIVE OFFICERS

Set forth below is information regarding the Company’s Executive Officers as of June 4, 2009:

Name	Age	Position
Kenneth R. Klein	49	President and Chief Executive Officer and Chairman of the Board
Ian R. Halifax	48	Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary
Damian G. Artt	45	Senior Vice President, Worldwide Sales and Services
Jane E. Bone	43	Chief Accounting Officer
John J. Bruggeman	47	Chief Marketing Officer
Barry R. Mainz	45	Chief Operating Officer
Scot K. Morrison	46	Senior Vice President and General Manager, VxWorks Division
Vincent Rerolle	46	Senior Vice President and General Manager, Linux Division

Kenneth R. Klein has been a director of Wind River since July 2003. In January 2004, he became the Chairman of the Board, President and Chief Executive Officer of Wind River. Prior to joining Wind River, Mr. Klein was with Mercury Interactive Corporation, a software company focused on business technology optimization, where he served as Chief Operating Officer from January 2000 until December 2003. He also served at Mercury Interactive as a director from July 2000 until December 2003 and held management positions there from 1992 through 1999, including President of North American Operations and Vice President of North American Sales. Mr. Klein serves on the Board of several privately-held companies. Mr. Klein holds a BS degree in electrical engineering and biomedical engineering from the University of Southern California.

Ian R. Halifax joined Wind River as its Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary in February 2007. From January 2005 until February 2006, Mr. Halifax served as Chief Financial Officer of Micromuse Inc., a provider of business and service assurance solutions to telecommunications companies, financial organizations and governmental institutions worldwide. Following IBM Corporation’s acquisition of Micromuse in February 2006, Mr. Halifax served as a transition executive in IBM’s Tivoli Software unit until he joined Wind River. From October 1999 to January 2005, he was Chief Financial Officer and Secretary at Macrovision Corporation, a developer and licensor of copy protection, electronic licensing and digital rights management technologies. Mr. Halifax is a Certified Public Accountant and a Certified Management Accountant. He holds a BA degree in English and Related Literature from University of York in the United Kingdom and an MBA in Finance from Henley Management College, Oxfordshire, UK.

Damian G. Artt was appointed Wind River’s Vice President of Worldwide Sales and Services in February 2007 and Senior Vice President of Worldwide Sales and Services in January 2009. Mr. Artt joined Wind River in 2004 as Vice President of Worldwide Services. Prior to joining Wind River, Mr. Artt spent 11 years at Cadence Design Systems, a software company, in various sales leadership positions. Mr. Artt has a degree in Electrical Engineering from Queen’s University in Belfast, Northern Ireland.

Jane E. Bone has served as Chief Accounting Officer since February 2007. Prior to her appointment as CAO, she served as the Company’s Corporate Controller since 2000 and, in addition, as Vice President, Finance, since 2005. Ms. Bone joined Wind River as part of its acquisition in February 2000 of Integrated Systems, Inc., where she spent three years serving as the European and International Controller. She has also held positions in the United States and the United Kingdom at Deloitte Haskins & Sells and Coopers & Lybrand LLP. Ms. Bone earned a BS (Econ.) Hons. in Accounting degree from University of Hull, United Kingdom.

John J. Bruggeman joined Wind River in February 2004 and currently serves as Chief Marketing Officer. From May 2002 until January 2004, Mr. Bruggeman was Vice President of Marketing at Mercury Interactive Corporation, a software company focused on business technology optimization. Mr. Bruggeman earned a BS degree in Statistics and Computer Science from San Jose State University and an MS degree in Mathematics from the University of Connecticut.

Barry R. Mainz was appointed Chief Operating Officer in February 2007. Mr. Mainz joined Wind River in June 2005 as Vice President, Worldwide Customer Operations. From 1999 until he joined Wind River, Mr. Mainz served as Vice President, Corporate Sales Division, for Mercury Interactive Corporation. Mr. Mainz has also held various sales leadership positions at Sun Microsystems, Inc., Seagate Technology and Weitek Corporation. Mr. Mainz holds a BA degree in Communications from San Francisco State University.

Scot K. Morrison was appointed Senior Vice President and General Manager, VxWorks Division in February 2008. He previously held other management positions at Wind River including Senior Vice President of Engineering and Vice President and General Manager of several different business units. Mr. Morrison joined Wind River as part of its acquisition of Integrated Systems, Inc. in February 2000. Mr. Morrison earned his Bachelor of Applied Science degree in Engineering from the University of Toronto, as well as his master’s degree at the Massachusetts Institute of Technology, specializing in control systems.

Vincent Rerolle joined Wind River in November 2006 as Vice President of Corporate Development and Strategy, where he was responsible for mergers and acquisitions, strategic partnerships and alliances, and he was appointed Senior Vice President and General Manager, Linux Division in February 2008. From 2001 until he joined Wind River, Mr. Rerolle was Vice President of Corporate Development at Mercury Interactive Corporation, where he was responsible for mergers and acquisitions, business development and technology alliances. Mr. Rerolle has also held various management positions at Citadon, McKinsey, Vivendi and Sagem, in the United States, France and Australia. He holds a BS degree in engineering from ENST Paris and an MBA from INSEAD.

Officers of the Company are chosen by and serve at the discretion of the Board. There are no family relationships among any of the directors or officers of the Company.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis relates to the compensation paid during the 2009 fiscal year to the executive officers named in the Summary Compensation Table (the “Named Executive Officers”).

Executive Compensation Overview

The Company’s executive compensation programs are designed (i) to attract, as needed, executives with the skills necessary for the Company to achieve its business plan priorities, (ii) to compensate those executives fairly over time, (iii) to retain those executives who continue to perform at or above the levels of performance the Company expects from its leaders, (iv) to align the compensation of the Company’s executives with the performance of the Company on a short- and long-term basis and (v) to promote sustainable value creation for stockholders. The Company’s executive compensation programs have four primary components — base salary, cash incentive awards, equity awards and other benefits.

Compensation Committee

The Compensation Committee of the Board of Directors reviews and approves the compensation of the Company’s Chief Executive Officer and the other Named Executive Officers. The Compensation Committee also works with management in reviewing and approving various other Company compensation policies and matters and it administers the Company’s equity incentive plans. All members of the Compensation Committee are non-employee “independent directors” as defined by the Nasdaq Stock Market. The charter of the Compensation Committee charter is available on the Company’s website at http://ir.windriver.com/ under the “Corporate Governance” section.

The Compensation Committee conducts an annual evaluation and analysis of Wind River’s executive compensation programs and practices with respect to base salary, cash incentive compensation, equity compensation and selected other matters to ensure that such programs are structured appropriately to achieve the Company’s compensation objectives. The Compensation Committee meets at least annually to evaluate the performance of the executive officers, to determine payouts under the cash incentive plan, to set the base salaries of the executive officers for the next fiscal year, and to consider and approve any grants of equity awards to the executive officers. The Compensation Committee met nine times in fiscal 2009. The Compensation Committee regularly meets in executive session, without Company management present.

Compensation Philosophy and Policies

The Compensation Committee, in consultation with the Company’s Chief Executive Officer, has established the following objectives for the Company’s executive compensation programs:

•	Provide competitive total pay opportunities that help attract, reward and retain critical leadership talent;

•	Establish a direct link between operational performance intended to create stockholder value and executive performance and actual awards;

•	Create a sense of focus, urgency and accountability such that executives are held accountable for their actions and outcomes to create an ownership mentality among the Company’s leaders; and

•	Align the interests and objectives of the Company’s executives with the Company’s stockholders to build a sustainable organization while not encouraging excessive risk taking.

To achieve these objectives, the Compensation Committee has established the following principles for the four primary components of the Company’s executive compensation programs:

•

Base salaries paid to executive officers are targeted to be competitive with comparable public technology companies, including those with similar financial metrics, in order to enable the Company to attract and retain talent in a competitive marketplace and to compensate executives for performing their duties and responsibilities. The Company does not apply a set formula for establishing the proportion of compensation to be delivered in the form of salary.

•

Cash incentive awards are structured to provide significant variability based on the level of achievement of corporate financial goals, and to provide rewards to executive officers for meeting and exceeding these goals. The Company does not apply a set formula for establishing the proportion of compensation to be delivered in the form of cash incentive awards, although target award levels are generally set as a percentage of annual base salary.

•	Equity awards are structured to foster an ownership mentality among executive officers and to reward them based on their ability to increase long-term stockholder value. The Company does not apply a set formula for establishing the proportion of compensation to be delivered in the form of equity awards, although the Company does believe that equity incentives are an important component of total compensation, as well as a fundamental element of the Company’s pay-for-performance philosophy.

•

Other benefits, such as the Section 401(k) Plan, employee stock purchase plan, and health and life insurance plans, are generally available to executive officers on the same terms as they are made available to all U.S.-based Company employees. The cost of the benefits and other perquisites provided to executive officers constitutes only a small percentage of each executive officer’s total compensation.

In setting the compensation for each executive officer, the Compensation Committee considers (i) the level of compensation paid to executive officers in positions at comparable technology companies, (ii) the responsibility and authority of each position relative to other positions within the Company, (iii) the individual performance of each executive officer, and (iv) the significance and importance of such executive officer’s experience, skills and position.

Compensation Consultant. The Compensation Committee regularly works with an external executive compensation consultant that assists the Committee in reviewing and analyzing current market data for both cash compensation and equity awards. The consultant reports directly to the Compensation Committee and the Committee has sole authority to hire, fire and direct the work of the consultant. For fiscal years 2006, 2007 and 2008, the Compensation Committee worked with Radford Surveys + Consulting, an Aon Consulting Company. Since October 2008, the Compensation Committee has worked with Compensia. In addition, the Compensation Committee recently engaged BDO Seidman, LLP in connection with its Section 280G analysis for the transactions contemplated by the Merger Agreement. In selecting a compensation consultant, the Compensation Committee considers several factors, including whether the consultant is capable of providing opinions and analyses of the Company’s compensation programs independent of management and whether the consultant can make clear recommendations with respect to trends and best practices in compensation program design, administration and disclosure.

Role of Chief Executive Officer in Setting Compensation. The Chief Executive Officer plays an important role in the compensation-setting process for executive officers, including the Named Executive Officers, other than himself and in designing general compensation plans for the Company’s employees. The Chief Executive Officer, among other things, (i) evaluates executive officer performance; (ii) establishes business performance objectives and target compensation levels for executive officers; and (iii) recommends base salary levels and equity awards for executive officers. The Compensation Committee considers, but is not bound to and does not always accept, the Chief Executive Officer’s recommendations with respect to executive compensation.

The Compensation Committee meets from time to time with the Chief Executive Officer and/or other officers, including the Vice President, Human Resources, to obtain recommendations with respect to Company compensation programs, practices and packages for executive officers, other employees and directors. The Chief Executive Officer also participates in Compensation Committee meetings, at the Compensation Committee’s request, to provide background information concerning the Company’s strategic objectives, his evaluation of the performance of the executive officers other than himself, and compensation recommendations as to the executive officers other than himself. While the Compensation Committee may discuss the Chief Executive Officer’s compensation package with him, it meets in executive session without him present to determine his compensation. Other than participating in an evaluation process with the Chief Executive Officer relating to their own performance, the other Named Executive Officers do not play a role in their own compensation determination.

Peer Group Analysis. As part of its annual review of executive compensation, the Compensation Committee identifies a group of peer companies with which Wind River competes both in the technology sector for products and services as well as for executive talent. The Compensation Committee, in consultation with its compensation consultant, annually reviews the composition of this peer group and its methodology for using the compensation data derived from this group to ensure that current business and market conditions are factored into the design of the Company’s compensation programs.

During its January 2008 review of targeted executive compensation for fiscal 2009, the Compensation Committee maintained the same criteria for selecting the peer group as it used for purposes of establishing executive compensation levels for fiscal 2008, but revised the composition of the peer group as a result of various corporate and market changes. The revised peer group for fiscal 2009 consisted of 18 software companies similar in size to Wind River, with revenues between $200 million and $750 million and market capitalizations between $500 million and $3.0 billion. For fiscal 2008, the Company had revenues of approximately $329 million and, at the end of fiscal 2008, the Company had a market capitalization of approximately $735 million. For fiscal 2009, the peer group consisted of the following companies:

Ariba, Inc.	MicroStrategy Incorporated

Aspen Technology, Inc	MSC.Software Corporation

Epicor Software Corporation	Open Text Corporation

EPIQ Systems, Inc.	Progress Software Corporation

Informatica Corporation	Radiant Systems, Inc.

JDA Software Group, Inc.	RealNetworks, Inc.

Macrovision Corporation	Solera Holdings, Inc.

Magma Design Automation, Inc.	SPSS Inc.

Manhattan Associates, Inc.	TIBCO Software Inc.

The changes in the peer group for fiscal 2009 resulted in the replacement of all but seven of the peer companies from the group used in fiscal 2008 and the reduction of the peer group from 22 to 18 companies.

Publicly available executive compensation data with respect to the peer group, as well as data from established surveys of executive compensation, were considered by the Compensation Committee in setting targeted executive compensation levels for fiscal 2009.

Competitive Positioning. The Compensation Committee seeks to establish a pay-for-performance culture at the Company by generally providing market-competitive compensation levels when the Company achieves its stated business objectives, while paying above market when the Company’s performance exceeds expectations.

For the executive officers, the Compensation Committee has generally considered the market competitive range, especially the 50th percentile of the peer group data, when setting base salaries and total cash compensation target levels (which includes base salaries and cash incentive award opportunities), with actual total cash compensation levels (which includes base salaries and actual cash incentive awards) generally ranging from approximately the 50th percentile to approximately the 75th percentile based on Company performance and individual contributions to the Company’s success. However, in determining total compensation levels, the Compensation Committee also considers other factors, such as job performance, skill set, prior experience, the executive officer’s time in his or her position and/or with the Company, internal consistency regarding pay levels for similar positions or skill levels within the Company, external pressures to attract and retain talent, current salary levels and market conditions.

Elements of Compensation

Cash Compensation

Base Salary

Base salaries for executive officers are reviewed annually by the Compensation Committee and may be adjusted in accordance with certain criteria, including individual performance, the functions performed by the executive officer, the scope of his or her on-going duties, general changes in industry compensation for comparable positions, and financial performance. The weight given to each factor by the Compensation Committee may vary for each executive officer.

Review of Salaries for Fiscal 2009. As part of the Compensation Committee’s annual review of executive salaries for fiscal 2009, which occurred in January and February 2008, Mr. Klein made recommendations to the Compensation Committee with respect to the proposed base salaries for each executive officer, including the Named Executive Officers, other than himself. After reviewing relevant market data provided by its compensation consultant, the Compensation Committee accepted Mr. Klein’s recommendations and approved adjusted base salaries as follows.

Adjustment to Base Salaries for Fiscal 2009

Name	FY08 Base Salary	FY09 Base Salary
Kenneth R. Klein	$650,000	$682,500
Chairman of the Board, President and Chief Executive Officer

Ian R. Halifax	$350,000	400,000
Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary

Damian G. Artt	$275,000	$290,000
Senior Vice President, Worldwide Sales and Services

John J. Bruggeman	$300,000	$315,000
Chief Marketing Officer

Barry R. Mainz	$250,000	$315,000
Chief Operating Officer

Mr. Artt’s base salary was increased to, among other things, meet the 50th percentile of the peer group. Mr. Mainz’s base salary was increased as part of an adjustment to his compensation package as a result of his expanded role and responsibilities and in connection with decreasing his targeted commission compensation. The adjusted base salaries for Messrs. Klein, Halifax and Bruggeman generally fell at or above the 75th percentile of the peer group. These adjustments were based largely on the Compensation Committee’s consideration of the changes to the peer group that occurred in fiscal 2008, as well as, among other things, the individual performance of these executive officers and the recent financial performance of the Company.

Review of Salaries for Fiscal 2010. In January 2009, the Compensation Committee considered the annual base salaries for the Named Executive Officers for fiscal 2010. In view of general economic conditions, Mr. Klein recommended, and the Compensation Committee agreed, not to increase the base salaries of any of the executive officers, including the Named Executive Officers, for fiscal 2010.

Cash Incentive Awards

The Company’s executive officers are eligible to participate in a cash incentive award program. The Compensation Committee believes that cash incentive awards serve to motivate executive officers to meet performance goals set by management and the Compensation Committee that benefit all of the Company’s stakeholders. The Compensation Committee establishes the goals for the cash incentive award program based on the annual operating plan approved each year by the Board to ensure alignment of business goals and priorities.

Targets for Fiscal 2009. In March 2008, the Compensation Committee adopted the Company’s Incentive Compensation Plan (“ICP”) for fiscal 2009. The Named Executive Officers participated in the ICP to the same extent as all other eligible employees, except that executive officers and employees who were participants in a sales compensation or commission plan or other bonus plan were not eligible to participate in the ICP. Under the terms of the ICP, eligible employees could receive cash incentive awards on a semi-annual basis, based on the Company’s and the individual employee’s performance for each semi-annual period. The level of achievement of the Company performance goals for each semi-annual period in fiscal 2009 would determine the funding level of the bonus pool for each semi-annual period.

In March 2008, the Compensation Committee determined that Company performance would be based upon achieving targeted levels of (i) semi-annual net revenue, and (ii) semi-annual earnings per share on a non-GAAP basis (calculated by adjusting GAAP net loss per share to exclude certain items such as stock-based compensation, amortization of purchased and other intangibles, employer payroll taxes on stock option exercises and the tax effects of these non-GAAP adjustments). These measures are key operating metrics used by management for several purposes, including assessing historical company performance, budgeting and forecasting. Individual performance would be based upon the participant achieving his or her individual performance goals for each semi-annual period. Target awards were set at a percentage of a participant’s annual base salary.

In March 2008, the Compensation Committee set the following targets for net revenue and earnings per share on a non-GAAP basis for purposes of the ICP for each of the first half (“H1 FY09”) and the second half (“H2 FY09”) of fiscal 2009:

	H1 FY09 Target	H2 FY09 Target
ICP semi-annual revenue targets	$167.0 million	$203.0 million
ICP semi-annual earnings per share (on a non-GAAP basis) targets	$0.10	$0.40

These target levels conformed to the Company’s then-current annual operating plan for fiscal 2009. As discussed below under “ICP Payouts for Fiscal 2009,” the financial targets for H2 FY09 were subsequently adjusted downwards by the Compensation Committee. The Compensation Committee planned to fund the bonus pool at 100% of the specified target levels for all eligible employees if both of these corporate targets were met and the payment of bonuses of that amount was incorporated into the Company’s annual operating plan. In setting these targets, the Compensation Committee believed that there was a reasonable likelihood that the Company would achieve the targets specified for each semi-annual period if the Company executed as planned on its business plan.

For purposes of determining payouts under the ICP, the two corporate performance measures were weighted in proportion to each other, such that if both net revenue and earnings per share target levels were met, the bonus pool would be funded at a multiple of 100% ranging from 1.0 to 1.7, depending upon the extent to which each target was met or exceeded. If one or both of the target levels was not met, the multiple of 100% could range from 0.0 to 1.0, depending upon the degree of shortfall in each category. The Compensation Committee retained the discretion to amend any aspect of the ICP, including the amounts of the bonus pool, the applicable formulas and the payout percentages.

In March 2008, the Compensation Committee established the following target award opportunities (that is, the targeted payout if the Company achieved its performance goals and the bonus pool was funded at 100%) for the Named Executive Officers for fiscal 2009:

Name	Title	Annual Target Bonus Percentage for FY09
Kenneth R. Klein	Chairman of the Board, President and Chief Executive Officer	81% of base salary of $682,500
Ian R. Halifax	Senior Vice President Finance and Administration, Chief Financial Officer and Secretary	50% of base salary of $400,000
Damian G. Artt (1)	Senior Vice President, Worldwide Sales and Services	—
John J. Bruggeman	Chief Marketing Officer	50% of base salary of $315,000
Barry R. Mainz (1)	Chief Operating Officer	—

(1)	Mr. Artt and Mr. Mainz were not eligible to participate in the fiscal 2009 ICP because, as Vice President, Worldwide Sales and Services and Chief Operating Officer, respectively, they were eligible to receive commissions under Company sales compensation plans, the amounts of which are calculated based upon the extent of achievement of specified sales invoicing, booking or revenue targets for each quarter in fiscal 2009. The targeted commission opportunities for Mr. Artt and Mr. Mainz for fiscal 2009 were $240,000 and $157,500, respectively. In addition, Mr. Artt was also eligible to receive an additional $50,000 bonus based upon the achievement of quarterly revenue milestones, for a total target award opportunity of $290,000. For the amounts paid to Mr. Artt under these plans for fiscal 2007, 2008 and 2009 and the amount paid to Mr. Mainz for fiscal 2009, see the Summary Compensation Table under the column “Non-Equity Incentive Plan Compensation”.

The annual target bonus percentages for fiscal 2009 were the same as for fiscal 2008 for the Named Executive Officers (with the exception of Mr. Klein, whose annual target bonus percentage increased from 77% of his base salary for fiscal 2008 to 81% of his base salary for fiscal 2009). However, the total dollar amounts that the Named Executive Officers were eligible to be paid increased as a result of adjustments in their base salaries, as described above. The annual target bonus percentages were determined to fall approximately between the 50th and 75th percentile for comparable positions among the Company’s peer group.

ICP Payouts for Fiscal 2009. In August 2008, the Compensation Committee approved cash bonuses for the Named Executive Officers for the first half of fiscal 2009 as set forth in the second column of the following table. The Company exceeded the original revenue and non-GAAP earnings per share targets for the first half of fiscal 2009 by $12.8 million and $0.16 per share, respectively. Under the terms of the ICP, these results would have led to the funding of the bonus pool at 170% of the semi-annual bonus targets. However, the Compensation

Committee exercised its discretion to award bonuses for the first half of fiscal 2009 at only 100% of the semi-annual bonus targets for each of the eligible Named Executive Officers and to adjust the ICP revenue and earnings per share target levels for the second half of fiscal 2009 (i) to credit some of the revenue and earnings per share performance during the first half of fiscal 2009 in excess of the original first half year targets toward (and thus effectively reducing) the revenue and earnings per share target levels for the second half of fiscal 2009 and (ii) to increase the resulting second half non-GAAP earnings per share target level to take into account the accretive effects of the Company’s stock repurchases during the year. The revised revenue and non-GAAP earnings per share targets for the second half of fiscal 2009 were $190.5 million and $0.28, respectively.

In March 2009, the Compensation Committee approved cash bonuses for the eligible Named Executive Officers for the second half of fiscal 2009 (“H2 FY09”) as set forth in the third column of the following table. For the second half of fiscal 2009, the Company’s revenues of $179.9 million did not meet the revised revenue target level established in August 2008 but the Company’s non-GAAP earnings per share of $0.32 exceeded the revised non-GAAP earnings per share target level. Under the revised terms of the ICP, no bonuses would have been payable based on these results for the second half of fiscal 2009. However, the Compensation Committee exercised its discretion to award bonuses for the second half of fiscal 2009 at eighty-five percent (85%) of the semi-annual bonus targets in recognition of the achievement of the revised earnings per share target level, the previous reduction in the bonuses awarded for the first half of fiscal 2009 from those contemplated under the original terms of the ICP and the changes in the general economic environment that occurred during the second half of fiscal 2009.

For the eligible Named Executive Officers, individual payouts under the ICP for fiscal 2009 were determined based solely upon the Company’s achievement of corporate financial goals. The Chief Executive Officer did not recommend to the Compensation Committee and the Committee did not approve any personal goals for the Named Executive Officers as part of the fiscal 2009 ICP for the Named Executive Officers.

Name	H1 FY09 ICP Payout	H2 FY09 ICP Payout	Total Payout under ICP for FY09
Kenneth R. Klein	$275,000	$233,750	$508,750	(1)
Chairman of the Board, President and Chief Executive Officer

Ian R. Halifax	$100,000	$85,000	$185,000	(2)
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary

Damian G. Artt (3)	$—	$—	$—
Senior Vice President, Worldwide Sales and Services

John J. Bruggeman	$78,750	$66,938	$145,688	(4)
Chief Marketing Officer

Barry R. Mainz (3)	$—	$—	$—
Chief Operating Officer

(1)	The target award opportunity was 81% of base salary of $682,500.
(2)	The target award opportunity was 50% of base salary of $400,000.
(3)	Mr. Artt and Mr. Mainz were not eligible to participate in the ICP because, as Vice President, Worldwide Sales and Services and Chief Operating Officer, respectively, they are eligible to receive commissions under Company sales compensation plans, the amounts of which are calculated based upon the extent of achievement of specified sales invoicing, booking or revenue targets for each quarter in fiscal 2009. For the amounts paid to Mr. Artt under these plans for fiscal years 2007, 2008 and 2009 and the amount paid to Mr. Mainz for fiscal 2009, see the Summary Compensation Table under the column “Non-Equity Incentive Plan Compensation”.
(4)	The target award opportunity was 50% of base salary of $315,000.

Cash Incentive Compensation Plan for Fiscal 2010. In March 2009, the Compensation Committee adopted the Company’s ICP for fiscal 2010, which is structured in a manner similar to the fiscal 2009 ICP except that the Company performance goals will consist of semi-annual non-GAAP earnings per share targets that conform to the Company’s fiscal 2010 annual operating plan. The Compensation Committee decided not to change the annual target bonus percentages for any of the Named Executive Officers for fiscal 2010, but the Committee structured the ICP such that cash incentive bonuses will be paid in an aggregate amount equal to only 50% (rather than 100%) of the target bonuses of Company employees if the non-GAAP earnings per share targets are met, with any additional potential bonus payout being at the discretion of the Committee based upon actual financial performance.

Equity Compensation

While the Company did not have stock ownership guidelines for the executive officers and directors during fiscal 2009, the executive officers are encouraged to invest in the Company’s common stock and “think like owners” when making strategic decisions during their tenure with Wind River. The Company’s 2005 Equity Incentive Plan was established to provide an incentive for employees, including executive officers, to maximize the Company’s long-term performance, and it permits the Board or the Compensation Committee to grant various types of awards, including stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”), performance shares, performance units and deferred stock units to employees, including executive officers, on such terms as the Board or the Compensation Committee may determine.

The Compensation Committee believes that the Company’s stock plans and the equity participation of the executive officers align the interests of the executive officers with the long-term interests of the stockholders. The Compensation Committee, along with management, regularly reviews the financial and employee-relations impacts of the equity compensation programs, along with industry trends and competitive practices, to determine how to best use equity in support of Wind River’s primary objective of creating value for its stockholders. The Company, with the oversight and approval of the Compensation Committee, generally provides equity awards: (i) initially to all new employees of the Company, consistent with typical awards provided to similarly situated employees by similarly situated companies, (ii) annually to members of the Board, (iii) annually to executive and non-executive officers of the Company and (iv) annually to employees who have met or exceeded certain performance and contribution criteria.

Type and Mix of Equity Awards. In January 2008, the Compensation Committee considered the Company’s equity incentive strategy for fiscal 2009 and the most appropriate mix of stock options and RSUs. For fiscal 2009, the Compensation Committee determined that (i) for awards to eligible newly hired employees, including newly hired executive officers, the total value of shares of the Company’s common stock to be awarded should be divided equally between stock options and RSUs, with the relative value of stock options and RSUs being three options for each RSU, (ii) for annual performance awards to the executive officers and certain other senior officers, the total value of shares of the Company’s common stock to be awarded should be divided equally between stock options and RSUs, with the relative value of stock options and RSUs being three options for each RSU, and (iii) for annual performance awards to other employees eligible for RSUs, all awards would be in the form of RSUs rather than stock options. The Compensation Committee decided to continue to grant stock options as well as RSUs to the executive officers to provide increased incentives to them to maximize stockholder returns.

Grant Process, Timing and Pricing of Grants. The Compensation Committee considers, at least annually, the grant of stock-based compensation to the Company’s officers. The Compensation Committee determines the size of an executive officer’s annual equity award by considering a number of factors, such as: (i) market practices, including the size of competitive awards based on the value delivered, percentage of the Company transferred and absolute size of the award, (ii) prior awards and the retention value of the unvested portion of the awards, (iii) retention objectives for the specific executive officer, and (iv) guidelines established by the Compensation Committee for equity usage company-wide.

The Board, in consultation with the Audit Committee and upon the recommendation of the Compensation Committee, has adopted the following guidelines for making equity awards:

•

Timing of Annual Grants. The Compensation Committee will consider grants of equity awards to the Company’s vice presidents and more senior executive officers on an annual basis, with a target grant date of the 15th business day of March of each fiscal year, which is the same day that annual awards are considered for all other employees. If the Company’s trading window is closed on the 15th business day of March, the awards will be made on the third business day after the trading window has opened.

•

New Hire, Promotion or Retention Grants. Grants of equity awards to newly-hired officers, those who have been promoted, or those who have been chosen to receive retention awards, will be made on the 15th business day of each calendar month, if and as needed, for those officers whose triggering event occurred during the previous calendar month. These awards will be made on the same date and at the same price as awards of similar awards to all other eligible employees.

•	Pricing of Stock Options. The exercise price for stock options is 100% of the closing market price of shares of the Company’s common stock on the grant date.

The Company followed this equity grant process in fiscal 2009 and regularly granted stock options and RSUs on the 15th business day of each calendar month. Awards to the Company’s vice presidents and more senior executive officers were approved by the Compensation Committee and awards to non-officer employees were approved by the Non-Officer Equity Awards Committee. The Non-Officer Equity Awards Committee is comprised of two directors, one of whom must be a non-employee director. As presently constituted, actions of the Non-Officer Equity Awards Committee may be taken by Mr. Klein together with one member of the Compensation Committee. For the awards approved in fiscal 2009, the Non-Officer Equity Awards Committee consisted of Mr. Klein and Mr. O’Grady, Chairman of the Compensation Committee.

Fiscal 2009 Awards. In accordance with the Company’s equity award grant policy, on March 24, 2008, the Compensation Committee granted annual equity awards consisting of stock options and RSU awards to certain of its vice presidents and more senior executive officers, including the Named Executive Officers. The awards made to the Named Executive Officers were as follows:

Name	Number of Options	Number of RSUs
Kenneth R. Klein	250,000	80,000
Chairman, President and Chief Executive Officer

Ian R. Halifax	87,500	29,200
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary

Damian G. Artt	60,000	20,000
Senior Vice President, Worldwide Sales and Services

John J. Bruggeman	40,000	13,300
Chief Marketing Officer

Barry R. Mainz	40,000	13,300
Chief Operating Officer

These stock option and RSU awards were determined to fall at approximately the 75th percentile for comparable executive positions among the peer group for fiscal 2009. The equity awards were granted on the same date and the stock options had the same exercise price as the annual grants made to the Company’s non-officer employees.

Before the end of fiscal 2009, in order to more fully align the Company’s executive compensation with current best practices, the Compensation Committee asked Mr. Klein to agree to amend his employment agreement to replace certain golden parachute excise tax gross-up provisions with “best results” golden parachute excise tax provisions. The Compensation Committee determined that this was in the best interest of the Company because the elimination of the golden parachute excise tax gross-up provisions lowers the cost of any change of control benefits to the Company and its stockholders. In consideration for Mr. Klein agreeing to amend his employment agreement, the Compensation Committee granted an RSU award for 50,000 shares to Mr. Klein on January 30, 2009. Subject to continued service with the Company, this RSU award will vest in three equal annual installments commencing on January 30, 2010.

Awards made after January 31, 2009. The Compensation Committee granted special RSU and performance share awards to certain of its employees, including the Named Executive Officers, on March 20, 2009. The awards made to the Named Executive Officers were as follows:

Name	Number of RSUs	Number of Performance Shares
Kenneth R. Klein	300,000	200,000
Chairman, President and Chief Executive Officer

Ian R. Halifax	150,000	—
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary

Damian G. Artt	100,000	—
Senior Vice President, Worldwide Sales and Services

John J. Bruggeman	90,000	—
Chief Marketing Officer

Barry R. Mainz	90,000	—
Chief Operating Officer

These awards are intended as special retention awards. In approving these awards, the Compensation Committee considered the need to motivate the Named Executive Officers to remain with the Company over the long-term, the fact that most of the other outstanding equity awards previously granted to the executive officers in the form of stock options currently have limited intrinsic value (that is, the options are “underwater”), the current challenging economic environment, the fact that base salaries were not being increased for fiscal 2010 and the fact that targeted cash incentive compensation opportunities were effectively being decreased by fifty percent (50%) for fiscal 2010. The Compensation Committee decided to make these awards in the form of RSUs rather than stock options, and to provide for a three-year, rather than a four-year vesting schedule, to provide greater retention value in the current economic environment. In determining the size of these RSU awards, the Compensation Committee considered relevant market data provided by its independent compensation consultant, the number of shares available for grant under the Company’s equity incentive plans, the Company’s equity burn rate and appropriate allocations among tiers of Company executive officers and key employees. The aggregate value of the special RSU awards that were granted to all executive officers other than the Chief Executive Officer was determined to fall at approximately 75th percentile for comparable annual grants by companies in the fiscal 2010 peer group in recognition of the considerations described above. The aggregate value of the awards that were granted to the Chief Executive Officer were determined to fall above the 75th percentile for comparable awards by companies in the fiscal 2010 peer group in recognition of the fact that a portion of the awards are subject to performance criteria, as summarized below, which criteria the Committee determined to be substantially difficult to achieve.

The Compensation Committee approved the grant of a performance share award for 200,000 shares of common stock to Kenneth Klein. This award entitles Mr. Klein to earn shares based on the stock price performance of the Company’s common stock as compared to the NASDAQ Composite Index over a multi-year period. The award vests in two annual installments. The number of shares to be awarded after approximately one year, if at all, is subject to adjustment within a range of 1,000 to 100,000 shares based on the performance of the Company’s stock price (based on a comparison of its average closing price over two 30-trading day periods, the first beginning on February 2, 2009 and the second ending on January 29, 2010) as measured against the performance of the NASDAQ Composite Index (based on two similar 30-trading day periods) over an approximately one-year period. The amount of shares to be awarded after approximately two years, if at all, is subject to adjustment within a range of 1,000 to 100,000 shares based on the performance of the Company’s stock price (based on a comparison of its average closing price over two 30-trading day periods, the first beginning on February 2, 2009 and the second ending on January 28, 2011) as measured against the performance of the NASDAQ Composite Index (based on two similar 30-trading day periods) over an approximately two-year period. The Compensation Committee granted the performance share award to Mr. Klein to more directly align Mr. Klein’s equity compensation with stockholders through the measurement of the Company’s relative stock price performance. By using relative stock price performance against the NASDAQ Composite Index, the Company modulates Mr. Klein’s compensation based upon how well the Company’s stock price performs against a pool of stocks that a stockholder could consider investing in instead of the Company.

Equity Burn Rate. The Compensation Committee periodically reviews both the gross and the net number of shares that the Company uses for equity awards (which is called the “burn rate”), compared to both the companies in the peer group and broader industry practices as published by certain stockholder advisory groups, including RiskMetrics Group. The Compensation Committee endeavors to assure that the net burn rate approximates the issuances authorized for the fiscal year after reviewing the practices of the peer group and broader industry averages, and to assure that the annual and the three-year average gross burn rates are within ranges recommended by stockholder advisory groups, while also considering the growth and staffing plans for the Company and the need to motivate and reward employees and executive officers for performance.

For purposes of determining the net equity award burn rate, the Company determines the sum of all full value awards granted (such as restricted stock units) plus stock options granted during the course of the fiscal year, subtracts the full value awards and options that are forfeited, and divides the balance (the net full value awards and options granted) by the shares outstanding at the end of the fiscal year. The gross burn rate is determined by taking the sum of all full value awards granted plus stock options granted during the course of the fiscal year and dividing that amount by the shares outstanding at the end of the fiscal year. During fiscal 2009, the net full value awards and options granted totaled approximately 1.66 million, and the gross full value awards and options granted totaled approximately 2.60 million. There were 76,559,490 shares outstanding at January 31, 2009, resulting in a net burn rate of approximately 2.2% and a gross burn rate of approximately 3.4% (without any adjustment for the relative value of full value awards in comparison to stock options).

Stock Ownership Guidelines. In March 2009, the Compensation Committee recommended to the Board, and the Board approved, stock ownership guidelines for directors and executive officers. Directors and executive officers are expected to achieve the required holdings within five years after the later of the adoption of the guidelines or their hiring or promotion to a position subject to the guidelines. Until the required ownership level is attained, individuals subject to the guidelines must hold at least 50% of any net shares acquired (after taking into account any shares withheld to pay any applicable taxes) through equity incentive programs. The value of vested but unexercised stock options held by an executive officer count toward the required share ownership.

Other Benefits

The Named Executive Officers also participate in the employee stock purchase plan, Section 401(k) plan, health and life insurance plans and other benefits on the same basis as these benefits are provided to all U.S.-based employees, as described below.

1993 Employee Stock Purchase Plan. The Company maintains an employee stock purchase plan that provides employees the opportunity to purchase shares of common stock through payroll deductions at 85% of the lower of the fair market value of the common stock at the beginning of each six-month purchase period or at the end of such period. All employees, including executive officers, are eligible to participate in this plan that is intended to promote broad-based equity participation across the Company.

Section 401(k) Plan. The Company maintains a Section 401(k) Plan to enable U.S.-based employees to accumulate savings for retirement through tax-deferred salary deductions. Historically, the Company has made a matching contribution equal to 50% of an employee’s salary contributions, up to a total of 6% of that employee’s compensation. These matching contributions were made in the form of shares of common stock and vested over a four-year period. In March 2009, the Company decided to discontinue matching contributions to the Section 401(k) Plan effective in May 2009.

Health Benefits. The Company provides health benefits, including medical, dental and vision coverage, an employee assistance program and flexible spending accounts available to all employees, including executive officers, in a manner that is consistent for all U.S.-based employees. Premiums for health insurance benefits are generally shared by the Company and the employee. The value of these benefits provided to the Named Executive Officers is not required to be reported in the Summary Compensation Table since these benefits generally do not result in taxable income to employees. The cost to the Company of these benefits in fiscal 2009 for the Named Executive Officers was as follows:

Name	Cost of Benefit
Kenneth R. Klein	$12,491
Chairman, President and Chief Executive Officer

Ian R. Halifax	$13,164
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary

Damian G. Artt	$13,042
Senior Vice President, Worldwide Sales and Services

John J. Bruggeman	$12,491
Chief Marketing Officer

Barry R. Mainz	$13,251
Chief Operating Officer

Life and Disability Insurance. Life insurance is generally available to all employees, including executive officers, based on their salaries or a multiple thereof, at their option. Premiums for basic life insurance benefits are generally paid by the Company. The Company also offers supplemental life insurance, for which the participating employee pays the entire premium. Executive officers may also elect either short-term and/or long-term disability coverage, for which the Company pays 100% of the premiums for short-term coverage and all of the premiums for long-term coverage, at the election of the executive officer.

Car Allowance. One of the Named Executive Officers, Mr. Bruggeman, receives a car allowance. The cost of this benefit to Mr. Bruggeman is reported in the Summary Compensation Table.

Other Paid Time-Off Benefits. The Company provides vacation and other paid holidays to all of its employees, including the Named Executive Officers, which are comparable to those provided by the companies in the peer group.

The Company does not have any pension plans or supplemental executive retirement plans for the Named Executive Officers or for any of the other U.S.-based employees.

Accounting and Tax Considerations

The Compensation Committee considers the potential future effects of Internal Revenue Code Section 162(m) on its cash incentive and equity incentive compensation programs. Section 162(m) limits the deductibility by public companies of certain executive compensation in excess of $1.0 million per executive per year, but excludes from the calculation of such limit certain elements of compensation, including performance- based compensation, provided that certain requirements are met. To provide full benefit to the Company of potential future payments to executive officers of cash incentive awards that would be subject to Section 162(m), the Compensation Committee has adopted the Wind River Systems, Inc. Section 162(m) Performance Incentive Award Plan, which was approved by the Company’s stockholders at the 2007 Annual Meeting of Stockholders.

In March 2008, the Compensation Committee considered the potential benefits of having Mr. Klein, the only executive officer for whom participation could reasonably be expected to create a tax benefit for the Company, participate in the Company’s Section 162(m) Performance Incentive Award Plan for fiscal 2009, rather than the Company’s generally applicable cash incentive plan or ICP. The Compensation Committee determined that the potential benefits of having Mr. Klein participate in the Performance Incentive Award Plan in fiscal 2009 were relatively small given Mr. Klein’s proposed compensation and the Company’s income tax position and that such potential benefits did not justify the adoption of a separate incentive compensation plan solely for Mr. Klein for fiscal 2009.

In 2008, the Company reviewed and updated arrangements that could be considered deferred compensation under Internal Revenue Code Section 409A to comply with that section.

The Company accrues the Named Executive Officers’ salaries and incentive awards as an expense when earned by an officer. For stock options, Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payment, requires the Company to recognize compensation expense within its income statement for all share-based payment arrangements, which includes employee stock option plans. The expense is based on the grant-date fair value of the options granted, and is recognized ratably over the requisite service period. The Company adopted SFAS No. 123R under the modified prospective method. Under the modified prospective method, SFAS No. 123R applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006, as well as to the unvested portion of awards outstanding as of January 1, 2006. Stock options are accounted for as equity awards. The Compensation Committee considers the expense of equity awards as part of its overall evaluation of the Company’s equity compensation program.

Employment Agreements, Change in Control Incentive Plans and Severance Benefit Plans

Employment Agreements. The Company enters into employment agreements on a limited basis, which is consistent with the Company’s commitment to being an at-will employer. In the past, the Company has generally reserved the use of employment agreements, other than change in control and/or severance agreements as described below, to the relationship with the Chief Executive Officer and Chief Financial Officer. The Company entered into employment agreements with the Chief Executive Officer and the Chief Financial Officer to induce them to join the Company in their current positions and in connection with the transactions contemplated by the Merger Agreement. For a description of the terms of the employment agreements with Mr. Klein and the offer letter and employment agreement with Mr. Halifax, see the section entitled “Executive Compensation and Related Information, Executive Compensation, Employment Agreements with Executive Officers.” The Compensation Committee believes that the treatment of Mr. Klein and Mr. Halifax under these agreements is consistent with industry practices for other similarly situated chief executive officers and chief financial officers, as determined through the Company’s regular review of executive compensation practices.

Change of Control Plan. The Company has adopted a Change in Control Incentive and Severance Benefit Plan (the “Change of Control Plan”) for all vice presidents of the Company, including the Named Executive Officers, to eliminate the disincentive to an executive officer to entertain and assist in a change of control transaction that is the best interest of stockholders, but that may, as a result, eliminate that executive officer’s position with the Company. The terms of the Change of Control Plan are summarized in “Executive Compensation and Related Information, Executive Compensation, Potential Payments Upon Termination of Employment or Change of Control, Executive Officers’ Change of Control Incentive and Severance Benefit Plan.” The Compensation Committee reviews the Change of Control Plan from time to time and has determined that it is important to align the interests of senior management with that of stockholders by providing an incentive for senior management to drive an increase in stockholder value by all means available (which may, in certain circumstances, include a change of control in which the Company is not the surviving entity).

Vice Presidents’ Severance Benefit Plan. The Company has adopted a Vice Presidents’ Severance Benefit Plan (the “Severance Plan”) to provide for the payment of severance benefits to certain eligible employees, including the Named Executive Officers, whose employment with Wind River is involuntarily terminated. The terms of the Severance Plan are summarized in “Executive Compensation and Related Information, Executive Compensation, Potential Payments Upon Termination of Employment or Change of Control, Vice Presidents’ Severance Benefit Plan.” The Compensation Committee has determined that it is important to standardize the process pursuant to which severance benefits are determined for those vice presidents or more senior executive officers whose employment is involuntarily terminated by the Company (other than Mr. Klein and Mr. Halifax, who are entitled to additional severance benefits under their employment agreements with the Company). The Compensation Committee believes that this formal policy provides for consistent and fair treatment, and minimizes potentially difficult negotiations that may take place when management believes that it is to the Company’s benefit to make changes at the vice president level.

COMPENSATION COMMITTEE REPORT

The material in the following Compensation Committee report shall not be deemed to be (i) “soliciting material”, (ii) “filed” with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The Compensation Committee Report shall not be deemed incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate the report by reference into such filing.

The Compensation Committee of the Board has reviewed and discussed the contents of Wind River’s Compensation Discussion and Analysis as set forth in this Information Statement with management of Wind River. Based on that review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

Respectfully submitted by:

THE COMPENSATION COMMITTEE

OF THE BOARD

Standish H. O’Grady, Chairman

Narendra K. Gupta

Grant M. Inman

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows, for the Chief Executive Officer, the Chief Financial Officer and each of the three other most highly compensated executive officers of the Company, who are referred to as the Named Executive Officers, information concerning annual and long-term compensation earned for services in all capacities during the three fiscal years ended January 31, 2009.

Name and Principal Position	Fiscal Year	Annual Compensation Salary ($)	Non-Equity Incentive Plan Compensation ($)		Stock Awards ($) (1)	Option Award ($) (2)	Bonus ($)	All Other Compensation ($)		Total ($)
Kenneth R. Klein	2009	682,500	508,750		321,259	2,152,898	—	6,354	(4)	3,671,761
Chairman, President and Chief Executive Officer	2008	650,000	280,000		168,184	5,453,850	—	6,300		6,558,334
	2007	650,000	250,000			5,520,474	—	6,550		6,427,024

Ian R. Halifax (3)	2009	400,000	185,000		44,416	456,774	—	4,873	(5)	1,091,063
Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary	2008	350,000	98,000		—	351,160	—	14,672		813,832
	2007

Damian G. Artt	2009	290,000	342,478	(6)	94,177	255,374	—	9,146	(7)	991,175
Senior Vice President, Worldwide Sales and Services	2008	275,000	213,824	(6)	55,046	486,499	—	8,730		1,039,099
	2007	275,000	135,584	(6)	—	425,505	—	4,650		840,739

John J. Bruggeman	2009	315,000	145,688		52,601	353,729	—	19,259	(8)	886,277
Chief Marketing Officer	2008	300,000	84,000		27,330	624,552	—	18,681		1,054,563
	2007	280,000	70,000		—	595,445	—	14,612		960,057

Barry R. Mainz (10)	2009	315,000	183,463	(6)	71,235	411,670	—	10,864	(9)	992,232
Chief Operating Office	2008
	2007

(1)	Amounts shown do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts shown are the compensation costs recognized by Wind River in fiscal 2008 or 2009, as applicable, for restricted stock units granted in and prior to such fiscal year, as determined pursuant to SFAS 123R, excluding any estimates of future forfeitures. For a discussion of the assumptions used in these calculations, see Note 10 of the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for fiscal 2009 filed with the SEC on April 1, 2009.
(2)	Amounts shown do not reflect compensation actually received by the Named Executive Officer. Instead, the amounts shown are the compensation costs recognized by Wind River in fiscal 2007, 2008 or 2009, as applicable, for option awards granted in and prior to such fiscal year, as determined pursuant to SFAS 123R, excluding any estimates of future forfeitures. For a discussion of the assumptions used in these calculations, see Note 10 of the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for fiscal 2009 filed with the SEC on April 1, 2009.
(3)	Mr. Halifax joined Wind River as Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary effective as of February 26, 2007.
(4)	In each of fiscal 2007, 2008 and 2009, the amount represents Wind River’s matching contribution under its tax-qualified 401(k) Plan, which provides for broad-based employee participation.
(5)	For fiscal 2009, consists of Wind River’s matching contribution under its tax-qualified 401(k) Plan in the amount of $4,873. For fiscal 2008, consists of Wind River’s matching contribution under its tax-qualified 401(k) Plan in the amount of $5,688, and reimbursement of legal fees in the amount of $8,985.

(6)	Consists of commissions and other incentive compensation paid in accordance with the terms of applicable annual sales compensation and related plans.
(7)	For fiscal 2009, consists of Wind River’s matching contribution under its tax-qualified 401(k) Plan in the amount of $4,771 and an award covering certain travel costs of Mr. Artt’s spouse in the amount of $4,375. For fiscal 2008, consists of Wind River’s matching contribution under its tax-qualified 401(k) Plan in the amount of $5,054 and an award covering certain travel costs of Mr. Artt’s spouse in the amount of $3,676. For fiscal 2007, consists of Wind River’s matching contribution under its tax-qualified 401(k) Plan in the amount of $4,650.
(8)	For fiscal 2009, consists of a car allowance in the amount of $10,020, Wind River’s matching contribution under its tax-qualified 401(k) Plan in the amount of $4,783 and an award covering certain travel costs of Mr. Bruggeman’s spouse in the amount of $4,456. For fiscal 2008, consists of a car allowance in the amount of $10,020, Wind River’s matching contribution under its tax-qualified 401(k) Plan in the amount of $4,725 and an award covering certain travel costs of Mr. Bruggeman’s spouse in the amount of $3,936. For fiscal 2007 consists of a car allowance in the amount of $10,020 and Wind River’s matching contribution under its tax-qualified 401(k) Plan in the amount of $4,592.
(9)	For fiscal 2009, consists of Wind River’s matching contribution under its tax-qualified 401(k) Plan in the amount of $6,408 and an award covering certain travel costs of Mr. Mainz’s spouse in the amount of $4,456. For fiscal 2008, consists of Wind River’s matching contribution under its tax-qualified 401(k) Plan in the amount of $6,368 and an award covering certain travel costs of Mr. Mainz’s spouse in the amount of $3,936. For fiscal 2007, consists of Wind River’s matching contribution under its tax-qualified 401(k) Plan in the amount of $6,300.
(10)	Mr. Mainz became a Named Executive Officer in fiscal 2009.

Salary and Bonus. Base salaries paid to executive officers are targeted to be competitive with comparable public technology companies, including those with similar financial metrics. The Company pays cash incentive awards to our non-commissioned employees and officers pursuant to a non-equity incentive plan. Cash incentive awards are structured to provide significant variability based on the achievement of financial goals, and to provide rewards for meeting and exceeding these goals. See “Executive Compensation and Related Information, Compensation Discussion and Analysis” for additional details with respect to our compensation policies and practices.

Equity Awards. During each fiscal year, the Compensation Committee of the Board of Directors generally considers an annual performance grant of equity awards to certain employees, including executive officers of Wind River, as part of its annual review of executive compensation. See “Executive Compensation and Related Information, Compensation Discussion and Analysis, Equity Compensation” for a description of the Company’s equity granting process and the equity grants that were made to the Named Executive Officers during fiscal 2009 and since the end of fiscal 2009. Please see the table entitled “Outstanding Equity Awards at Fiscal 2009 Year-End” for details with respect to equity awards granted to our Named Executive Officers that were outstanding at the end of fiscal 2009.

Employment Agreements with Executive Officers

Wind River has not entered into employment agreements with any of its current executive officers other than Kenneth R. Klein, the Chairman of the Board, President and Chief Executive Officer, and Ian Halifax, the current Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary.

Kenneth R. Klein, President and Chief Executive Officer

The Company entered into an employment agreement with Kenneth R. Klein, the Company’s Chairman, President and Chief Executive Officer, on November 5, 2003 ( as amended on October 16, 2008 and January 30, 2009, the “CEO Agreement”). The CEO Agreement will be superseded by the new employment agreement for Mr. Klein, as described below, upon the Acceptance Date (as defined in the Merger Agreement). Under the terms of the CEO Agreement, Mr. Klein was initially entitled to receive an annualized base salary of $450,000 and an annualized bonus for on-plan performance, as determined by the compensation committee of the Board (the

“Compensation Committee”). The Compensation Committee reviews his base salary and determines the criteria for his cash bonus on an annual basis. For fiscal 2009 and 2010, the Compensation Committee set Mr. Klein’s base salary at $682,500 and his cash bonus target percentage at 81% of his annual base salary. Further, under the terms of the CEO Agreement, in the event Mr. Klein’s employment is terminated other than for Cause (as defined in the CEO Agreement) or if he resigns his employment with Good Reason (as defined in the CEO Agreement) within 12 months of a Change of Control (as defined in the CEO Agreement), Mr. Klein would be entitled to (i) an amount equal to 12 months of his base salary as of his termination date plus an amount equal to 100% of his actual bonus for the fiscal year prior to the fiscal year in which the termination occurs, (ii) reimbursement of the cost of continued health insurance coverage, if elected, for a period of 24 months after termination, and (iii) 100% accelerated vesting and exercisability of all equity awards with respect to the Common Stock. Mr. Klein is also eligible to participate in the Company’s Executive Officer Change of Control Incentive Plan, which is described below. Mr. Klein must enter into a release of claims with the Company before he is entitled to receive such benefits and such benefits may be rescinded under certain circumstances if Mr. Klein engages in certain activities that are competitive with the Company within a period of 24 months following his termination of employment.

The new employment agreement for Mr. Klein, which will become effective upon the Acceptance Date, provides for him to serve as President of the Company for a two year period of employment following the Acceptance Date. The Company will pay Mr. Klein a base salary of $500,000 and he will be eligible to receive an incentive bonus, based on performance objectives for each relevant installment period, subject to a certain stipulated minimum amount payable in four equal installments.

Mr. Klein will no longer be eligible to participate in certain change of control and severance plans sponsored by the Company. Equity awards outstanding as of the Acceptance Date, except certain performance share awards, will be accelerated by a period of two years and will otherwise continue vesting at the prior rate of vesting. Outstanding performance share awards will have revised vesting terms and will vest going forward based on Mr. Klein’s projected period of employment.

Mr. Klein will be eligible to receive a lump sum retention bonus if he continues his employment with the Company through the one-year anniversary of the Acceptance Date and meets certain performance goals (the “First Klein Retention Date”). The first retention bonus can be up to $2,000,000. Mr. Klein will also be eligible to receive a lump sum retention bonus if he continues his employment with the Company through the two-year anniversary of the Acceptance Date and meets certain performance goals (the “Second Klein Retention Date”). The second retention bonus can be up to $3,000,000.

If Mr. Klein is terminated during the two-year period following the Acceptance Date as a result of an Involuntary Termination (as defined in Mr. Klein’s employment agreement) or if he resigns his employment for Good Reason (as defined in Mr. Klein’s employment agreement), Mr. Klein, subject to signing and not revoking a full release of claims in favor of the Company, will receive: (i) an amount equal to the base salary actually paid to Mr. Klein for the 18-month period prior to his severance date (which amount will not be less than a certain prescribed amount), (ii) the difference between (x) 150% of the target bonus for the fiscal year in which the termination occurs and (y) any amount of the bonus already received by Mr. Klein during the fiscal year in which the termination occurs on account of such fiscal year (e.g., quarterly bonus amounts already paid), (iii) an amount equal to the actual bonus paid for the fiscal year prior to the fiscal year in which the termination occurs, pro-rated according to the number of months Mr. Klein is employed by the Company during the year in which the termination occurs, (iv) reimbursement for up to 18 months for premiums related to continued group health coverage under COBRA, (v) full vesting as to any awards outstanding as of the Acceptance Date that remain outstanding on his severance date, and (vi) either the first retention bonus if Mr. Klein’s termination occurs prior to the First Klein Retention Date, determined based on the actual achievement of the applicable performance goals and pro-rated based on how long Mr. Klein has worked prior to the First Klein Retention Date, or the second retention bonus if Mr. Klein’s termination occurs after the First Klein Retention Date, but prior to the Second Klein Retention Date, determined based on the actual achievement of the applicable performance goals and pro-rated on based on how long Mr. Klein has worked after the First Klein Retention Date. Mr. Klein is subject to certain confidentiality, privacy, invention assignment, and non-solicitation provisions following any termination of employment.

The Company, Parent and Kenneth Klein entered into a Non-Competition Agreement on June 4, 2009 (the “Non-Compete”), which will become effective upon the Acceptance Date. The Non-Compete provides that for a period of three years from Mr. Klein’s termination of employment with the Company for any reason (the “Restricted Period”), Mr. Klein shall not directly or indirectly engage or participate in the development of any technologies, products or services relating to the operating systems, middleware and software development tools for use in or with non-enterprise products (whether as an employee, agent, consultant, advisor, independent contractor, proprietor, principal, partner, stockholder, trustee, officer or director) or have an ownership or financial interest (except for ownership of a de minimus amount of any publicly held entity or privately-held entity) in any person engaged in the Company’s Business (as defined in the Non-Compete), anywhere in the world in which the Company is currently engaged in business or otherwise proposing to or targeting to distribute, license or sell its products, services or technologies. Furthermore, Mr. Klein shall not, directly or indirectly, solicit or take any action designed to induce an employee terminate such employee’s relationship with the Company or engage in any competitive behavior described above for the Restricted Period.

Ian R. Halifax, Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary

The Company entered into an offer letter with Ian Halifax, the Company’s Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary, on January 30, 2007 (as amended on October 16, 2008, the “CFO Offer”). The CFO Offer will be superseded by the new employment agreement for Mr. Halifax, as described below, upon the Acceptance Date. For fiscal 2009 and fiscal 2010, the Compensation Committee set Mr. Halifax’s base salary at $400,000 and his cash bonus target percentage at 50% of his annual base salary. Under the terms of the CFO Offer, if on or after a change of control of the Company, Mr. Halifax remains employed by the Company or an acquiror of the Company for a period of time of up to six months as designated by the acquiror, or his employment is terminated without Cause (as defined in the CFO Offer) during such period of time, or he voluntarily terminates his employment for Good Reason (as defined in the CFO Offer), then he would be entitled to 12 months base salary plus 100% of his actual bonus for the prior fiscal year, reimbursement of health insurance costs for 24 months and accelerated vesting of all of his equity awards. Mr. Halifax is also eligible to participate in the Company’s Executive Officers’ Change of Control Incentive Plan and the Company’s Vice-Presidents’ Severance Benefit Plan, as amended, which are described below. Mr. Halifax must enter into a release of claims with the Company before he is entitled to receive such benefits and such benefits may be rescinded under certain circumstances if Mr. Halifax engages in certain activities that are competitive with the Company within a period of 24 months following his termination of employment.

The new employment agreement for Mr. Halifax, which will become effective upon the Acceptance Date, provides for a one year period of employment following the Acceptance Date during which time he will render transition services to the Company. The Company will pay Mr. Halifax a base salary of $400,000 and he will be eligible to receive an annual incentive bonus payable in two installments based on performance objectives for each relevant installment period.

Mr. Halifax will no longer be eligible to participate in certain change of control and severance plans sponsored by the Company. Equity awards outstanding as of the Acceptance Date including certain nonplan stock option grants, will be accelerated by a period of one year and will otherwise continue vesting at the same prior rate of vesting.

Mr. Halifax will be eligible to receive a lump sum retention bonus if he continues his employment with the Company through the six-month anniversary of the Acceptance Date (the “First Halifax Retention Date”). The first retention bonus is equal to 12 months’ base salary as in effect on such date, plus an amount equal to the actual bonus Mr. Halifax received in the prior fiscal year, and his equity awards that were outstanding as of the Acceptance Date that remain outstanding will fully vest.

Mr. Halifax will also be eligible to receive a second retention bonus if he is employed by the Company through the one-year anniversary of the Acceptance Date or on the earlier successful completion of a transition period as determined by the Company or Parent (the “Second Halifax Retention Date”). The second retention bonus is payable in a lump sum and is equal to a cash payment in the amount of the base salary earned by Mr. Halifax from the Acceptance Date through the Second Halifax Retention Date plus an amount equal to $200,000, which will be pro-rated to the extent Mr. Halifax has not been employed for a full year on the Second Halifax Retention Date.

If Mr. Halifax is terminated before the First Halifax Retention Date as a result of an Involuntary Termination (as defined in Mr. Halifax’s employment agreement) or if he resigns his employment for Good Reason (as defined in Mr. Halifax’s employment agreement), Mr. Halifax, subject to signing and not revoking a full release of claims in favor of the Company, will receive (i) the first retention bonus, (ii) the total annual incentive bonus for the year in which termination occurs, which will be pro-rated based on how long Mr. Halifax has worked in the year of termination, and (iii) reimbursement for up to 18 months for premiums related to continued group health coverage under COBRA.

If Mr. Halifax is terminated after the First Halifax Retention Date, but before the Second Halifax Retention Date, as a result of an Involuntary Termination (as defined in Mr. Halifax’s employment agreement) or if he resigns his employment for Good Reason (as defined in Mr. Halifax’s employment agreement), Mr. Halifax, subject to signing and not revoking a full release of claims in favor of the Company, will receive (i) a cash payment equal to the amount of the base salary earned by Mr. Halifax since the Acceptance Date through the date of severance, (ii) the total annual incentive bonus for the year in which termination occurs minus any bonus actually paid, which will be pro-rated based on how long Mr. Halifax has worked in the year of termination, and (iii) the second retention bonus, pro-rated based on how long Mr. Halifax has worked following the First Halifax Retention Date. Mr. Halifax is subject to certain confidentiality, privacy, invention assignment, and non-solicitation provisions following any termination of employment.

Grants of Plan-Based Awards

The following table sets forth information regarding non-equity incentive plan awards and other equity awards to Named Executive Officers during the fiscal year ended January 31, 2009.

GRANTS OF PLAN-BASED AWARDS

For Fiscal Year Ended January 31, 2009

Name	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards (1)				All Other Stock Awards: Number of Shares or Units (2)	All Other Options Awards: Number of Securities underlying Options (3)	Exercise Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($) (1)	Target ($)		Maximum ($) (1)
Kenneth R. Klein		—	550,000	(4)	—
	March 24, 2008					80,000			568,000
	March 24, 2008						250,000	7.10	667,500
	January 30, 2009					50,000			398,500

Ian R. Halifax		—	200,000	(5)	—
	March 24, 2008					29,200			207,320
	March 24, 2008						87,500	7.10	233,625

Damian G. Artt		—	290,000	(6)	—
	March 24, 2008					20,000			142,000
	March 24, 2008						60,000	7.10	160,200

John J. Bruggeman		—	157,500	(7)	—
	March 24, 2008					13,300			94,430
	March 24, 2008						40,000	7.10	106,800

Barry R. Mainz		—	157,500	(8)	—
	March 24, 2008					13,300			94,430
	March 24, 2008						40,000	7.10	106,800

(1)	For a description of Wind River’s cash incentive compensation plan for fiscal 2009, please see “Executive Compensation and Related Information, Compensation Discussion and Analysis, Cash Incentive Awards” hereof. There are no threshold or maximum awards for either the fiscal 2009 cash incentive compensation plan for non-commissioned employees or the fiscal 2009 Sales Compensation Plan for commissioned employees.
(2)	The amounts shown in this column represent restricted stock units awarded under the 2005 Equity Incentive Plan. The restricted stock units vest, assuming continued service with the Company, at the rate of 25% per year, beginning on the first anniversary of the grant date.
(3)	The amounts shown in this column represent stock options awarded under the 2005 Equity Incentive Plan. The stock options have a seven year term and vest, assuming continued service with the Company, at the rate of 25% on the first anniversary of the grant date and 2.1% per month thereafter for the next 36 months.
(4)	Mr. Klein’s target award percentage for fiscal 2009 was 81% of his annual base salary of $682,500. Mr. Klein’s actual cash incentive award is reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”
(5)	Mr. Halifax’s target award percentage for fiscal 2009 was 50% of his annual base salary of $400,000. Mr. Halifax’s actual cash incentive award is reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”
(6)	Mr. Artt was not eligible to participate in the fiscal 2009 cash incentive award program for non-commissioned employees, but, as Vice President, Worldwide Sales and Services, he was eligible to receive sales commissions and other incentives pursuant to Company sales compensation plans and related incentive plans. The amount set forth above was his targeted commission award opportunity for fiscal 2009 under the terms of such sales compensation plans. The total amount actually paid to Mr. Artt under such plans for fiscal 2009 is reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”
(7)	Mr. Bruggeman’s target award percentage for fiscal 2009 was 50% of his annual base salary of $315,000. Mr. Bruggeman’s actual cash incentive award is reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”
(8)	Mr. Mainz was not eligible to participate in the fiscal 2009 cash incentive award program for non-commissioned employees, but, as Chief Operating Officer, he was eligible to receive sales commissions and other incentives pursuant to Company sales compensation plans. The amount set forth above was his targeted commission award opportunity for fiscal 2009 under the terms of such compensation plans. The total amount actually paid to Mr. Mainz under such plans for fiscal 2009 is reported in the Summary Compensation Table under the column entitled “Non-Equity Incentive Plan Compensation.”

Outstanding Equity Awards at Fiscal 2009 Year-End

The following table sets forth the outstanding equity awards for each Named Executive Officer as of January 31, 2009.

OUTSTANDING EQUITY AWARDS AT FISCAL 2009 YEAR-END

Name	Option Awards						Stock Awards
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares of Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have not Vested (#)
Kenneth R. Klein	24,000	0		—	6.33	07/24/13	60,000	(1)	478,200	—	—
	2,000,000	0		—	9.15	01/05/14	80,000	(2)	637,600	—	—
	200,000	0		—	9.15	01/05/14	50,000	(3)	398,500	—	—
	200,000	0		—	9.15	01/05/14	—		—	—	—
	600,000	0		—	12.20	01/05/12	—		—	—	—
	308,333	91,667	(4)	—	14.49	12/06/12	—		—	—	—
	114,583	135,417	(5)	—	9.94	03/28/14	—		—	—	—
	0	250,000	(6)	—	7.10	03/24/15	—		—	—	—

Ian R. Halifax	203,645	221,355	(7)	—	10.18	03/21/14	29,200	(8)	232,724	—	—
	0	87,500	(9)	—	7.10	03/24/15	—		—	—	—

Damian G. Artt	175,000	0		—	12.19	04/12/14	18,750	(10)	149,438	—	—
	20,312	4,688	(11)	—	12.51	10/07/12	20,000	(12)	159,400	—	—
	19,791	5,209	(13)	—	13.33	11/21/12	—		—	—	—
	34,375	40,625	(14)	—	10.18	03/21/14	—		—	—	—
	0	60,000	(15)	—	7.10	03/24/15	—		—	—	—

John J. Bruggeman	95,834	0		—	8.50	02/09/14	9,750	(16)	77,708	—	—
	100,000	0		—	12.10	12/01/11	13,300	(17)	106,001	—	—
	57,812	17,188	(18)	—	14.49	12/06/12	—		—	—	—
	17,187	20,313	(19)	—	9.94	03/28/14	—		—	—	—
	0	40,000	(20)	—	7.10	03/24/15	—		—	—	—

Barry R. Mainz	111,979	13,021	(21)	—	16.91	07/22/12	15,000	(22)	119,550	—	—
	28,645	33,855	(23)	—	10.18	03/21/14	13,300	(24)	106,001	—	—
	0	40,000	(25)	—	7.10	03/24/15	—		—	—	—

(1)	The restricted stock units were granted on March 28, 2007. The units are converted on a one-to-one basis into shares of Company common stock immediately upon vesting. The units vested 25% on March 28, 2008 and, assuming continued employment with the Company on each scheduled vesting date, 20,000 units will vest on each of March 28, 2009, 2010 and 2011.
(2)	The restricted stock units were granted on March 24, 2008. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 20,000 units will vest on each of March 24, 2009, 2010, 2011 and 2012.
(3)	The restricted stock units were granted on January 30, 2009. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 16,665 units will vest on each January 30, 2010, and 2011; 16,670 will vest on January 30, 2012.
(4)	This option was granted on December 6, 2005. The option vested 25% on December 6, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(5)	This option was granted on March 28, 2007. The option vested 25% on March 28, 2008 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(6)	This option was granted on March 24, 2008. Assuming continued employment with the Company, the option will vest 25% on March 24, 2009 and 2.1% per month thereafter for the next 36 months.
(7)	This option was granted on March 21, 2007. The option vested 25% on March 21, 2008 and, assuming continued employment with the Company, the option will vest 2.1% per month thereafter for the next thirty-six 36 months.

(8)	The restricted stock units were granted on March 24, 2008. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date 7,300 units will vest on each of March 24, 2009, 2010, 2011 and 2012.
(9)	This option was granted on March 24, 2008. Assuming continued employment with the Company, the option will vest 25% on March 24, 2009 and 2.1% per month thereafter for the next 36 months.
(10)	The restricted stock units were granted on March 21, 2007. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. The units vested 25% on March 21, 2008 and, assuming continued employment with the Company on each scheduled vesting date, 6,250 units will vest on each of March 21, 2009, 2010 and 2011.
(11)	This option was granted on October 7, 2005. The option vested (25% on October 7, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(12)	The restricted stock units were granted on March 24, 2008. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 5,000 units will vest on each of March 24, 2009, 2010, 2011 and 2012.
(13)	This option was granted on November 21, 2005. The option vested 25% on November 21, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(14)	This option was granted on March 21, 2007. The option vested 25% on March 21, 2008 and, assuming continued employment with the Company, the option will vest 2.1% per month thereafter for the next 36 months.
(15)	This option was granted on March 24, 2008. Assuming continued employment with the Company, the option will vest 25% on March 24, 2009 and 2.1% per month thereafter for the next 36 months.
(16)	The restricted stock units were granted on March 28, 2007. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. The units vested 25% on March 28, 2008 and, assuming continued employment with the Company on each scheduled vesting date, 3,250 units will vest on each of March 28, 2009, 2010 and 2011.
(17)	The restricted stock units were granted on March 24, 2008. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 3,325 units will vest on each of March 24, 2009, 2010, 2011 and 2012.
(18)	This option was granted on December 6, 2005. The option vested 25% on December 6, 2006 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(19)	This option was granted on March 28, 2007. The option vested 25% on March 28, 2008 and, assuming continued employment with the Company, will vest 2.1% per month thereafter for the next 36 months.
(20)	This option was granted on March 24, 2008. Assuming continued employment with the Company, the option will vest 25% on March 24, 2009 and 2.1% per month thereafter for the next 36 months.
(21)	This option was granted on July 22, 2005. The option vested 25% on July 22, 2006 and, assuming continued employment with the Company, the option will vest 2.1% per month thereafter for the next 36 months.
(22)	The restricted stock units were granted on March 21, 2007. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. The units vested 25% on March 21, 2008 and, assuming continued employment with the Company on each scheduled vesting date, 5,000 units will vest on each of March 21, 2009, 2010 and 2011.
(23)	This option was granted on March 21, 2007. The option vested 25% on March 21, 2008 and, assuming continued employment with the Company, the option will vest 2.1% per month thereafter for the next 36 months.
(24)	The restricted stock units were granted on March 24, 2008. The units will be converted on a one-to-one basis into shares of Company common stock immediately upon vesting. Assuming continued employment with the Company on each scheduled vesting date, 3,325 units will vest on each of March 24, 2009, 2010, 2011 and 2012.
(25)	This option was granted on March 24, 2008. Assuming continued employment with the Company, the option will vest 25% on March 24, 2009 and 2.1% per month thereafter for the next 36 months.

Option Exercises and Stock Vested during Fiscal 2009

The following table sets forth option exercises and stock vested for each Named Executive Officer for the fiscal year ended January 31, 2009.

OPTION EXERCISES AND STOCK VESTED

for Fiscal Year ended January 31, 2009

	Option Awards		Stock Awards
Name of Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Kenneth R. Klein	—	—	20,000	152,400
Ian R. Halifax	—	—	—	—
Damian G. Artt	—	—	6,250	41,625
John J. Bruggeman	—	—	3,250	24,765
Barry R. Mainz	—	—	5,000	33,300

Potential Payments Upon Termination of Employment or Change of Control.

Wind River has entered into arrangements and/or maintains employee benefit plans, including the Executive Officers’ Change of Control Incentive and Severance Benefit Plan and the Vice Presidents’ Severance Benefit Plan each described below, that require specific payments and/or benefits to be provided to the Named Executive Officers in the event of termination of employment. In addition, Mr. Klein’s employment agreement and Mr. Halifax’s offer letter also provide for payments and benefits to be paid to them upon termination in certain circumstances. The following table sets forth the payments and/or benefits that would be owed to each of the Named Executive Officers upon termination of employment in the situations and for the reasons described below, assuming that the triggering event took place on January 30, 2009, the last business day of fiscal 2009. The closing market price per share of our common stock on that date was $7.97.

Compensation and Benefits	Resignation for Good Reason without Change of Control (a)		Involuntary Termination without Cause without Change of Control (b)		Involuntary Termination without Cause or Resignation for Good Reason After Change of Control (c)
Base Salary	$682,500	(1)	$682,500	(1)	$1,023,750	(1)
	$400,000	(2)	$400,000	(2)	$400,000	(2)
			$145,000	(3)	$290,000	(3)
			$157,500	(4)	$315,000	(4)
			$157,500	(5)	$315,000	(5)

Annual Cash Incentive	$280,000	(1)	$280,000	(1)	$1,105,000	(1)
	$98,000	(2)	$98,000	(2)	$298,000	(2)
					$503,824	(3)
					$241,500	(4)
					$323,761	(5)

In the Money Value of Accelerated Equity Awards (d)	$551,308	(1)	$551,308	(1)	$1,731,800	(1)
	$93,071	(2)	$93,071	(2)	$308,849	(2)
					$216,300	(3)
					$129,455	(4)
					$157,350	(5)

Health Care Benefits	$17,621	(1)	$17,621	(1)	$35,243	(1)
	$8,811	(2)	$8,811	(2)	$35,243	(2)
			$8,811	(3)	$17,621	(3)
			$8,811	(4)	$17,621	(4)
			$8,811	(5)	$17,621	(5)

Outplacement Services	N/A		$7,800	(1-5)	N/A

TOTAL:

Kenneth R. Klein	$1,531,430	(1)	$1,539,230	(1)	$3,895,793	(1)

Ian R. Halifax	$599,882	(2)	$607,682	(2)	$1,042,092	(2)

Damian G. Artt			$161,611	(3)	$1,027,745	(3)

John J. Bruggeman			$174,111	(4)	$703,577	(4)

Barry R. Mainz			$174,111	(5)	$813,733	(5)

KEY: (1) Kenneth R. Klein; (2) Ian R. Halifax; (3) Damian G. Artt; (4) John J. Bruggeman; and (5) Barry R. Mainz.

(a)	Pursuant to Wind River’s employment agreement with Mr. Klein or Mr. Halifax.
(b)	Pursuant to the Vice Presidents’ Severance Benefit Plan, except for Mr. Klein and Mr. Halifax, each of whose payment would be pursuant to his employment agreement with Wind River.
(c)	Pursuant to the Executive Officers’ Change of Control Incentive and Severance Benefit Plan described below and, in the case of Mr. Klein and Mr. Halifax, their employment agreement or offer letter with Wind River.
(d)	Consists of the dollar value of projected pre-tax proceeds upon exercise of the accelerated portion of vested, in-the-money stock options and the accelerated portion of RSUs, using the closing market price of Wind River’s Common Stock on January 30, 2009 of $7.97. Assumes (i) 12 months acceleration of the equity awards of Mr. Klein and Mr. Halifax in connection with their resignation for Good Reason or their involuntary termination without a Change of Control (as such terms are defined in their employment agreements), (ii) 100% acceleration of all equity awards of Mr. Klein and Mr. Halifax in connection with their involuntary termination without Cause or resignation for Good Reason after a Change of Control, and (iii) 24 months acceleration of all equity awards granted to Messrs. Artt, Bruggeman and Mainz in connection with their involuntary termination without Cause or resignation for Good Reason in connection with a Change of Control (as such terms are defined in the Executive Officers’ Change of Control Incentive and Severance Benefit Plan).

Executive Officers’ Change of Control Incentive and Severance Benefit Plan. In November 1995, the Compensation Committee adopted the Change of Control Plan to provide an incentive to officers with the title of Vice President or above in the event of certain change of control transactions, and severance benefits in the event of certain terminations of employment within 12 months of the change of control. In October 2008, the Change of Control Plan was amended primarily (i) to bring the plan into compliance with Section 409A and (ii) to address the treatment of outstanding restricted stock units under the plan in a manner consistent with the treatment of outstanding stock options under the plan. In January 2009, the Change of Control Plan was amended to replace certain golden parachute excise tax gross-up provisions with “best results” golden parachute excise tax provisions.

Upon the occurrence of a change of control, all eligible officers other than the Chief Executive Officer will receive acceleration of vesting for all equity awards that otherwise would have vested within one year of the date of the change of control. The Chief Executive Officer will receive two years’ worth of accelerated vesting.

If an eligible officer is terminated without Cause or voluntarily terminates with Good Reason (as each term is defined in the Change of Control Plan) within 12 months after a change of control, the officer will receive continuing compensation and targeted bonus amounts for a benefit period of 12 months (18 months in the case of the Chief Executive Officer) after termination, a bonus in respect of the year of termination equal to a pro-rated amount of the officer’s prior year bonus, reimbursement of health insurance costs for a benefit period of 12 months (18 months in the case of the Chief Executive Officer), and accelerated vesting of equity awards that otherwise would vest within one year of the date of termination.

In the event that any benefits payable to an officer pursuant to the plan constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code or would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then the officer’s benefits shall be either delivered in full or delivered as to such lesser extent which would result in no portion of such benefits being subject to such tax provisions, whichever of the foregoing amounts results in the receipt by the officer of the greatest amount of benefits on an after-tax basis.

Any benefits payable to an eligible officer under the Change of Control Plan are offset, to the maximum extent permitted by law, by any severance benefits payable by the Company to such officer under any other arrangement covering the individual.

Under the terms of the Merger Agreement, the Company intends to further amend the Change of Control Plan to provide that (a) from and after the Acceptance Date (as defined in the Merger Agreement), no compensation will be payable, and no benefits will be triggered under such plan, in connection with the termination of employment of any participant for “good reason,” “constructive termination” or any term of similar import, (b) no provision of such plan shall result in the acceleration of vesting, exercisability or settlement of any stock option, restricted stock unit or other equity based award that is not outstanding at the Effective Time, (c) commissions and management bonus payments be in the definition of “compensation” used to calculate benefits payable under such plan, and (d) until the first anniversary of the Effective Time, Parent may not, and may not cause the Surviving Company to, terminate the Change of Control Plan or to amend such plan to reduce the benefits payable or potentially payable to eligible employees employed at the Effective Time under the terms of such plan in effect as of immediately prior to the Effective Time. The above summary of the Change of Control Plan does not include the proposed amendments described in the previous sentence.

Vice Presidents’ Severance Benefit Plan. In May 2001, the Compensation Committee adopted the Vice Presidents’ Severance Benefit Plan (as amended, the “Severance Plan”) to provide for the payment of severance benefits to certain eligible employees whose employment with Wind River is involuntarily terminated. Eligible employees under the Severance Plan are vice president level or above; however, the Chairman of the Board of Directors and the Chief Executive Officer are not eligible to participate in the Severance Plan. Employees who are eligible for benefits under the Change of Control Plan are not eligible under the Severance Plan, with the result that the Severance Plan shall have no eligible employees for a period of 12 months following a “Change of Control” as such term is defined in the Change of Control Plan. The Severance Plan provides that the Company will (i) make a cash lump sum payment equal to 26 weeks of base salary and (ii) pay the first six months COBRA continuation coverage premium on behalf of the employee, if the employee elects COBRA continuation coverage. All other non-health benefits will terminate as of the employee’s termination date.

In order to receive benefits, an employee must execute a general waiver and release, as well as a non-competition agreement where applicable. Additionally, no employee is eligible for benefits under the Severance Plan if the employee is involuntarily terminated for reasons related to job performance or if the employee voluntarily terminates his or her employment, including by resignation, retirement or failure to return from a leave of absence as scheduled. An employee who has executed an individually negotiated employment contract or agreement with the Company relating to severance benefits that is in effect on his or her termination date is not eligible for benefits under the Severance Plan except to the extent additional benefits are available under the Severance Plan that are not provided in his or her individually negotiated agreement. As discussed above under “Employment Agreements with Executive Officers,” Messrs. Klein and Halifax each have an individually negotiated agreement in place.

In October 2008, the Compensation Committee approved certain amendments to the Severance Plan primarily to bring the plan into compliance with Section 409A.

Under the terms of the Merger Agreement, the Company intends to further amend the Severance Plan to provide that (a) from and after the Acceptance Date (as defined in the Merger Agreement), no compensation will be payable, and no benefits will be triggered under such plan, in connection with the termination of employment of any participant for “good reason,” “constructive termination” or any term of similar import, and (b) no provision of such plan shall result in the acceleration of vesting, exercisability or settlement of any stock option, restricted stock unit or other equity based award that is not outstanding at the Effective Time. The above summary of the Severance Plan does not include the proposed amendments described in the previous sentence.

Indemnification and Limitation of Director and Officer Liability

The Company has entered into indemnity agreements with certain officers and directors, which agreements provide, among other things, that the Company will indemnify the officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings with respect to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Wind River, and otherwise to the full extent permitted under Delaware law and the Company’s bylaws.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who own 10% or more of a registered class of Wind River’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Wind River. Executive officers, directors and 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

The Company believes, based solely on a review of the copies of such reports furnished to the Company, that during the fiscal year ended January 31, 2009, all Section 16(a) filing requirements applicable to executive officers, directors and 10% beneficial owners were timely filed.

Policies with Respect to Review, Approval or Ratification of Transactions with Related Persons

As a general matter, it is the preference of Wind River’s Board and management to avoid related party transactions. Wind River’s Audit Committee charter requires that members of the Audit Committee, all of whom are independent directors, review, discuss with management and the independent auditor, and approve any transactions or courses of dealing with related parties (for example, significant stockholders of the Company, directors, corporate officers or other members of senior management or their family members) that are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with independent parties. In its consideration of any related party transactions, the Audit Committee considers current SEC rules that define a related party transaction to include any transaction, arrangement or relationship in which Wind River is a participant and in which any of the following persons has or will have a direct or indirect material interest:

•	An executive officer, director or director nominee of Wind River;

•	Any person who is known to be the beneficial owner of more than 5% of Wind River’s common stock;

•

Any person who is an immediate family member (as defined under Item 404 of Regulation S-K) of an executive officer, director or director nominee of Wind River or beneficial owner of more than 5% of Wind River’s common stock;

•

Any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person, together with any other of the foregoing persons, has a 5% or greater beneficial interest.

All related party transactions are required to be disclosed in Wind River’s filings with the Securities and Exchange Commission in accordance with SEC rules.

In addition, the Audit Committee is responsible for reviewing and investigating any matters pertaining to the integrity of management, including conflicts of interest and adherence to Wind River’s Code of Business Conduct and Ethics (the “Code of Ethics”), which applies to all officers, directors and employees of Wind River, and its Supplemental Code of Ethics for the Chief Executive Officer and Senior Officers (the “Officers’ Code of Ethics”). Under the Company’s Code of Ethics and the Officers’ Code of Ethics, directors and officers have an obligation to avoid any activity, agreement, business investment or interest or other situation that might in fact or in appearance cause the individual to place his or her own interests, or those of another, above his or her obligation to Wind River. In all instances where the appearance of a conflict exists, the nature of the conflict is to be disclosed to the Company’s Legal Department. Where there is a real or perceived conflict or interest involving a member of the Company’s Board, the matter is to be referred to Wind River’s Legal Department for interpretation and discussion with the Board or a committee thereof for resolution.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD

The material in the following Audit Committee report shall not be deemed to be (i) “soliciting material”, (ii) “filed” with the SEC, (iii) subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended, or (iv) subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. The Report of the Audit Committee of the Board shall not be deemed incorporated by reference into any of our other filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate the report by reference into such filing.

The following is the report of the Audit Committee of the Board with respect to our audited financial statements for the year ended January 31, 2009, which include our consolidated balance sheets as of January 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the twelve months ended January 31, 2009, 2008 and 2007 and the notes thereto:

1. The Audit Committee has reviewed and discussed our audited financial statements with management;

2. The Audit Committee has discussed with PricewaterhouseCoopers LLP, our independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and

3. The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the Public Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from us.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that our audited financial statements be included in our Annual Report on Form 10-K for the year ended January 31, 2009 for filing with the SEC.

Respectfully submitted by:

THE AUDIT COMMITTEE

OF THE BOARD

John C. Bolger, Chairman

Grant M. Inman

Harvey C. Jones

SCHEDULE I

INFORMATION REGARDING PURCHASER BOARD DESIGNEES

The Merger Agreement provides that upon acceptance for payment of any Shares pursuant to the Offer, Purchaser will be entitled to designate that number of directors, rounded up to the next whole number, on the Board that is equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Intel and Purchaser (including the Shares accepted for payment) bears to the total number of Shares outstanding, and the Company will, promptly take all actions reasonably necessary to cause Purchaser’s designees to be elected as directors of the Company, including, at Parent’s election, increasing the size of the Board or securing the resignations of incumbent directors, or both.

At such time, the Company shall cause persons designated by Purchaser to constitute the same percentage (rounded up, if necessary) as persons designated by Purchaser constitute of the Board of (i) each committee of the Board, (ii) the board of directors of each of its subsidiaries, and (iii) each committee of each such board. The Company will promptly take all action required to effect any such election or appointment, including all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

Purchaser has informed the Company that it will choose its designees for the Board from the list of persons set forth below. The following table, prepared from information furnished to the Company by Purchaser, sets forth, with respect to each individual who may be designated by Purchaser as one of its designees, the name, age of the individual as of June 4, 2009, present principal occupation and employment history during the past five years. Purchaser has informed the Company that each individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address for each such individual is c/o Intel Corporation, 2200 Mission College Boulevard, Santa Clara, CA, 95054-1549.

To Purchaser’s knowledge, there are no material pending legal proceedings to which any such designee of Purchaser listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. To Purchaser’s knowledge, none of the individuals listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of Purchaser’s designees is a director of, or holds any position with, the Company. Purchaser has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of its designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Purchaser has advised the Company that, to its knowledge, none of its designees has any family relationship with any director, executive officer or key employees of the Company.

It is expected that Purchaser’s designees may assume office at any time following the time at which such designees are designated in accordance with the terms of the Merger Agreement and that, upon assuming office, Purchaser’s designees will thereafter constitute at least a majority of the Board. It is anticipated that this step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by Parent’s designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign.

This information is being mailed to you in accordance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the appointment of Purchaser’s designees to the Board. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this information carefully. You are not, however, required to take any action.

Name and Age	Present Principal Occupation or Employment and Five Year Employment History
Paul S. Otellini, 58

Intel Board member since 2002

2005 – present, President and Chief Executive Officer of Intel Corporation

2002 – 2005, President and Chief Operating Officer

Member of Google, Inc. Board of Directors

Joined Intel in 1974

Sean M. Maloney, 52

2008 – present, Executive VP, Chief Sales and Marketing Officer

2006 – 2008, Executive VP, GM of Sales and Marketing Group, Chief Sales and Marketing Officer

2005 – 2006, Executive VP, GM of Mobility Group

2001 – 2005, Executive VP, GM of Intel Communications Group

Member of Autodesk, Inc. Board of Directors

Joined Intel in 1982

Arvind Sodhani, 55	2007 – present, Executive VP of Intel, President of Intel Capital 2005 – 2007, Senior VP of Intel, President of Intel Capital 1990 – 2005, VP, Treasurer Joined Intel in 1981
Renee James, 44

2005 – present, Vice President and General Manager of the Software and Solutions Group

2000-2005, Vice President and General Manager of Intel’s Microsoft Program Office

Member of VMware, Inc. Board of Directors

Joined Intel in 1987

Annex B

PERSONAL AND CONFIDENTIAL

June 4, 2009

Board of Directors

Wind River Systems, Inc.

500 Wind River Way

Alameda, CA 94501

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Wind River Systems, Inc. (the “Company”) of the $11.50 per Share in cash proposed to be paid to the holders of Shares pursuant to the Agreement and Plan of Merger, dated as of June 4, 2009 (the “Agreement”), by and among Intel Corporation (“Parent”), APC II Acquisition Corporation, a wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Purchaser will pay $11.50 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares already owned by Purchaser) will be converted into the right to receive $11.50 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, Parent and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. In addition, we have provided certain investment banking and other financial services to the Company and its affiliates from time to time, including having acted as an agent in an open market share repurchase by the Company in October 2008. We also have provided certain investment banking and other financial services to Parent and its affiliates from time to time, including having acted as counterparty with respect to Parent’s accelerated stock buyback in November 2007; and as a private placement agent with respect to a tax-exempt financing by Parent in December 2007. We also may provide investment banking and other financial services to

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the Company, Parent and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended January 31, 2009; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the technology industry and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $11.50 per Share in cash to be paid to the holders of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or Parent; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Parent, or class of such persons in connection with the Transaction, whether relative to the $11.50 per Share in cash to be paid to the holders of Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $11.50 per Share in cash to be received by the holders of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/S/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

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